Exhibit 99.1

Precision DRILLING

Notice of 2021 Annual Meeting of Shareholders

Management Information Circular

March 31, 2021

To be held on May 13, 2021
10:00 a.m. Mountain Daylight Time (MDT)

Welcome

to our 2021 Management Information Circular

This document includes important information about Precision Drilling and the business of our 2021 annual meeting.

The summary starting on page 5 provides you an update on our performance for the year, our governance practices and the key elements affecting executive compensation for 2020.

Please take time to read the Management Information Circular (the **Circular**) and remember to vote. We look forward to you attending the virtual meeting on May 13, 2021.

What's Inside

1 Letter to Shareholders
3 Notice of our 2021 Annual Meeting of Shareholders
4 About Precision
5 Summary of 2020
7 Five-Year Overview
9 2020 Corporate Governance Highlights
10 Management Information Circular
11 A – The Annual Meeting
- 12 Summary of Business Items
- 12 Voting
- 16 Business of the Annual Meeting
- 19 About the Nominated Directors
- 24 Expectations of Directors
- 30 Corporate Director Compensation

32 B – Corporate Responsibility
- 33 A Message About Corporate Responsibility from the President and CEO to our Shareholders
- 35 Environmental
- 39 Social
- 44 Governance

51 C – Corporate Governance
- 52 Our Approach to Governance
- 53 Board Governance
- 59 Committee Reports

62 D – Executive Compensation
- 63 A Message About Executive Compensation from the Chair of the Human Resources and Compensation Committee
- 66 Compensation Discussion and Analysis
- 73 2020 Executive Compensation
- 84 CEO Compensation
- 91 2020 Compensation Details

99 E – Other Information
101 Appendix A – Board of Directors Charter
104 Appendix B – About DSUs

Letter to Shareholders from the

Chair of the Board of Directors and the President and CEO

to our Shareholders

This year’s annual meeting of shareholders of Precision Drilling Corporation (Precision or the Company) will be held at 10:00 a.m. MDT on Thursday, May 13, 2021. In keeping with our safety focused culture and because of the public health impact of the novel coronavirus COVID-19 (COVID-19), we will be holding this year’s meeting in a virtual-only format via live webcast. At the meeting, you will have the opportunity to ask questions and vote on several matters. Attending the virtual meeting is your opportunity to receive an update on our 2020 performance and our strategic priorities going forward. Inside this Management Information Circular (the Circular), you will find important information and instructions about how to participate at our virtual annual meeting.

2020 was a year of global challenges driven by the COVID-19 pandemic, which had devasting impacts on worldwide health and economic activity. At Precision, we are committed to assisting in the global response to the COVID-19 pandemic and while continuing to deliver our High Performance, High Value services. We remain focused on preserving the health and safety of our employees and customers, while supporting local communities and ensuring our operations remain strong and resilient. With COVID-19 vaccines now available, we are hopeful for a global economic recovery, but remain cognizant of existing health-related challenges in the near-term. During this time, our top priority will continue to be the well-being of our employees and customers.

The COVID-19 pandemic has resulted in extreme volatility in global stock markets and major financial stress to governments and companies in all business sectors. In addition, the oil and natural gas industry experienced sharp declines in crude oil prices after the OPEC+ Alliance failed to reach an agreement on production limitations during the spring of 2020. Given these developments, we undertook swift actions to align our business with the unprecedented disruption on the supply/demand equation for oil, the resulting precipitous decline in commodity prices and substantial reductions to the capital spending plans of our customers.

Our Board of Directors (Board) and Management first responded to the COVID-19 pandemic by implementing comprehensive safety protocols to protect the health and welfare of Precision staff and stakeholders, including a swift introduction of our Infectious Disease Plan: COVID-19 (Infectious Disease Plan). We avoided any shut down or interruption in services during the year and executed a series of steps to substantially preserve cash and build liquidity levels. During the year, we proactively amended certain covenants on our senior credit facility through March 31, 2022 and achieved full-year cash savings of approximately $150 million, inclusive of a 32% reduction to our 2020 capital budget and reducing overall fixed costs by over 35%, with over $30 million in annualized G&A savings. We immediately eliminated all non-essential travel, entertaining and other discretionary spending and reduced the share repurchase activity under our Normal Course Issuer Bid program to maintain liquidity. In addition, all members of the Board voluntarily agreed to a 20% reduction in compensation. Our Chief Executive Officer (CEO) voluntarily agreed to a 20% reduction in base salary and all other executives received a 10% reduction of their base salaries.

Our corporate priorities reflect our commitment to improving profitability and cash flow in this uncertain global economic landscape. We are confident the significant investments we have made over the past several years in rig technologies development, fleet quality, and support systems have positioned the Company well to endure the current market volatility. We continue to strengthen our balance sheet by reducing debt levels with free cash flow and managing debt maturities while retaining a strong liquidity position. We are pleased that Precision exceeded the high end of our annual debt reduction targeted range for the third consecutive year, despite unprecedented industry turbulence in 2020.

Corporate Responsibility has been at the core of our business philosophy since Precision’s formation. We have always been driven by innovation, creativity and an entrepreneurial spirit combined with our commitment to the safety of our employees, customers, and the environment. We manage Precision for the long-term by taking a responsible approach and prioritizing building a durable business that yields long-term value for our stakeholders.

We believe that hydrocarbons will be an essential component of the global energy supply for many years to come and the Company is well-positioned to responsibly compete with our peers in assisting our customers in developing these resources. Our investment in rig technologies has significantly improved efficiencies for our customers and provided practical solutions for reducing greenhouse gas (GHG) emissions at the well site. Precision also provides an extensive list of emission-reducing

2021 Management Information Circular	1

alternatives to our customers including bi-fuel systems, natural gas engines and lithium battery storage on our rigs. Furthermore, the Company has expanded its presence in alternative energy programs, most notably our involvement in a geothermal drilling project in western Canada.

We invite you to read a summary of our Corporate Responsibility activities and priorities, including our 2020 initiatives, beginning on page 33.

Please Read this Circular

This Circular includes important information that will help you decide how to vote your shares.

This year we are asking you to elect eight directors to the Board for a term of one year. All of our nominees are qualified and experienced and have agreed to stand for election. You can read about each nominee beginning on page 19.

You will also have a say on executive pay at the meeting. We hold this advisory vote every year so we can receive regular feedback from shareholders. Our compensation decisions are based on corporate, individual and relative performance. Precision’s incentive plans are carefully designed to support our high governance standards and pay-for-performance philosophy. In 2020, we temporarily reduced executive base salaries and Board annual retainers as part of our cash preservation efforts based on the current state of the market and feedback received from shareholders. Prior to the pandemic in 2020, we made more permanent changes to our executive compensation program in response to feedback from our shareholders, including implementing a negative total shareholder return (TSR) collar for performance share units (PSUs); adding the S&P 500 Index to our 2020 PSU peer group; applying a payout cap of five times the original grant for the 2020 PSUs; and ceasing the granting of stock options. You can read more about the changes we made for 2020 in the message from the Chair of the Human Resources and Compensation Committee beginning on page 63, and the compensation discussion and analysis section beginning on page 66.

Our leadership team has been executing the strategy we believe best positions Precision to withstand this challenging and volatile market environment and achieve long-term growth. We ask that you take some time to read this Circular and continue to support us by voting ‘FOR’ all resolutions.

Your Vote Is Important

You can vote your shares by attending the virtual meeting or using the enclosed proxy form or voting instruction form to vote by proxy. If you have any questions about voting, please contact our proxy solicitor, Kingsdale Advisors, at 1.888.518.1560 (toll free in North America) or 416.867.2272 (to call collect from outside North America). You may also send an email to contactus@kingsdaleadvisors.com.

In Closing

These are particularly challenging times for the world and we appreciate the hard work and dedication of our Passionate People across the Precision organization. We have complete confidence in the value created by our adherence to Precision’s Core Values, the deployment of our Super Series rig fleet and Alpha suite of technologies, and our operational support systems.

We are extremely proud of our standing as a leading North American drilling company with global diversification, a strong liquidity position and an excellent customer base. We have an experienced management team committed to our stakeholders and dedicated to growing equity value for our shareholders. We are confident in Precision’s ability to successfully navigate through any challenges and opportunities in 2021, while continuing to strengthen our position as a leading provider of services to the oil and natural gas industry.

Please remember to vote. We thank you for your continued confidence and look forward to the virtual meeting on May 13, 2021, which will be available at https://web.lumiagm.com/456874580.

Sincerely,

Steven W. Krablin	Kevin A. Neveu
Chair of the Board of Directors	President and Chief Executive Officer

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NOTICE OF OUR 2021 ANNUAL MEETING OF SHAREHOLDERS

2021 Management Information Circular 3 NOTICE OF OUR 2021 ANNUAL MEETING OF SHAREHOLDERS When Where May 13, 2021 Virtual only meeting via live 10:00 a.m. Mountain Daylight Time (MDT) audio webcast online at lrlttps://web.lumiagm.com/456874580 Items of Business 1. Receive the audited consolidated financial statements and report of the auditors for the year ended December 31, 2020 2. Elect the directors 3. Appoint the auditors and authorize the directors to set the auditors' fees 4. Participate in our 'say on pay' advisory vote 5. Other business Your Vote is Important The attached Management Information Circular includes important information about what the annual meeting will cover, how to vote, our governance practices and executive compensation at Precision Drilling Corporation. This year, we will be holding the meeting in a virtual-only format via live audio webcast available at https://web. lumiagm.com/456874580 where registered shareholders and duly appointed proxyholders can participate, vote, or submit questions during the meeting. Veronica H. Foley Senior Vice President, General Counsel and Corporate Secretary Precision Drilling Corporation Calgary, Alberta March 31, 2021 Precision Drilling Corporation provides onshore drilling, completion and production services to exploration and production companies in the oil and natural gas and geothermal industries. Headquartered in Calgary, Alberta, Canada, we are a leading North American drilling company. We also have operations in the Middle East. Our shares trade on the Toronto Stock Exchange under the symbol PD and on the New York Stock Exchange under the symbol PDS.

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ABOUT PRECISION

Precision Drilling Corporation provides onshore drilling, completion and production services to exploration and production companies in the oil and natural gas and geothermal industries. We offer customers access to an extensive fleet of high-efficiency Super Series drilling rigs, further enhanced by our commercialized and industry-leading Alpha digital technologies. Precision has partnered with several industry leaders to develop its digital portfolio consisting of AlphaAutomationTM, AlphaAppsTM and AlphaAnalyticsTM, which delivers efficient, predictable and repeatable results through enhanced drilling performance.

From our founding as a private drilling contractor in 1951, Precision has grown to become one of the most active drillers in North America. Our High Performance, High Value competitive advantage is underpinned by four distinguishing features:

▪

a high-quality drilling rig fleet, with AC Super Triple rigs capable of supporting our digital Alpha suite of technologies to deliver consistent, repeatable, high-quality wellbores while improving safety, performance and operational efficiency,

▪	size and scale of our vertically integrated operations that provide higher margins and better service capabilities,
▪	a culture focused on operational excellence, which includes corporate responsibility, safety and field performance, and
▪	a capital structure that provides long-term stability, flexibility and liquidity, allowing us to take advantage of business cycle opportunities.

The summary below gives a snapshot of Precision – what we do and what we do not do.

What we do	What we do not do
Design, construct, and operate onshore drilling rigs	X	Transport, refine or store oil and natural gas
Drill oil and natural gas wells at the direction of our E&P customers	X	Hydraulic fracturing
Prioritize health, safety, and environmental stewardship, while delivering superior services	X	Own, lease or manage land where our rigs operate
Develop rig technology focused on increasing efficiency, keeping our employees safe and reducing our environmental footprint	X	Participate in downstream operations
Train field staff at two drilling technical centres, one in Nisku, Alberta and one in Houston, Texas	X	Pump water underground, or treat and dispose of wastewater from drilling sites
Employ approximately 3,250 people
Provide a full range of health, disability, retirement and educational assistance benefits for our employees

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SUMMARY OF 2020

In March 2020, an oil price war led by major oil producing countries was followed by the COVID-19 outbreak, which was declared a pandemic by the World Health Organization. Governments worldwide, including those countries where Precision operates, enacted emergency measures to combat the spread of the virus. These measures, included the implementation of lockdowns, travel bans, quarantine periods, stay-at-home orders and social distancing, causing material disruption to businesses globally, which resulted in an economic slowdown and decreased demand for oil. Governments and central banks reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

As a result of the decrease in demand, worldwide inventories of oil initially increased significantly. However, starting in the second quarter, voluntary production restraint from national oil companies and governments of oil-producing nations along with voluntary curtailments in the U.S. and Canada shifted global oil markets from a position of over supply to inventory draws. By the third quarter, drilling activity levels had bottomed in the North American market, with a modest increase into year end. Although international declines were less drastic, activity levels still had not reached a bottom by the end of the year. The situation remains dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on the Company remains unknown at this time.

Oil and natural gas prices were extremely volatile in 2020, particularly in the Canadian market. In the U.S., WTI averaged US$39.40 per barrel and Henry Hub natural gas prices averaged US$2.13 per MMBtu.

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. Our mission is to deliver High Performance through Passionate People supported by quality business systems, drilling technology, equipment and infrastructure designed to optimize results and reduce risks; and create High Value by operating safely and sustainably, lowering our customers’ risks and costs while improving efficiency, developing our people, and generating superior financial returns for our investors. We work toward this vision and the two pillars that support it by defining and measuring our results against strategic priorities. Precision has a multi-year track record of clearly defining and delivering on our strategic initiatives.

Our 2020 strategic priorities and the effectiveness of our strategic initiatives are summarized below.

2020 Strategic Priorities	2020 Results
Generate strong free cash flow and reduce debt by $100 million to $150 million in 2020 and by $700 million between 2018 and 2022.

Despite the drastic industry decrease in global rig count, we ended the year with total debt reduction of $171 million, exceeding the high end of our original targeted range by $21 million. This is our third consecutive year exceeding the high-end of our annual targeted range.

At the conclusion of the year, we increased our long-term debt reduction target to $800 million, previously set at $700 million from 2018 through 2022. At year-end, we reduced debt levels by approximately $550 million, just three years into our five-year debt reduction plan.

Reported cash provided by operations of $226 million, compared with $288 million in 2019.

At the onset of the pandemic, we prioritized maintaining a strong liquidity position. We ended the year with $661 million in liquidity, providing financial flexibility to both reduce debt and utilize our Normal Course Issuer Bid (NCIB) to repurchase and cancel 420,588 common shares for $11 million.

Ended the year with a reported cash balance of $109 million and covenant relief on our Senior Credit Facility, lasting through the first quarter of 2022.

Demonstrate operational excellence in all aspects of our business including operational, financial and ESG (environmental, social and governance) metrics.

Achieved record market share levels in Canada throughout the year of over 30%. Sustained strong market share results in the U.S. at approximately 8%.

U.S. drilling margins (revenue less operating costs) of $11,518 per utilization day were driven by contracted revenues and rigid cost controls. Canada drilling margins of $8,065 per utilization day were driven by a favorable rig mix of larger AC Super Triples. International dayrates remained stable at $54,811 per utilization day. Our Completion & Production Services segment generated positive cash flow, reporting Adjusted EBITDA of $11 million.

Adjusted EBITDA in 2020 was $263 million, down 33% from prior year despite a 42% reduction in global drilling activity levels resulting from the COVID-19 pandemic.

Published our first Corporate Responsibility Report, conducted a materiality assessment and established Scope 1 and 2 emission baselines. Invested in 7 bi-fuel systems and deployed culture employee survey.

Leverage our Alpha suite of technologies platform as a competitive differentiator and source of financial returns for Precision.

Precision ended the year with a total of 39 Alpha-Rigs deployed in the North American market, fully equipped with AlphaAutomationTM. We also had 18 AlphaAppsTM available, six of which are commercialized, and demonstrated significant cost savings with recent case studies with its AlphaAnalyticsTM offering.

Precision drilled over 1,800 wells since the roll-out of the AlphaAutomationTM technology, which includes approximately 650 wells in 2020. During 2020, we drilled approximately 200 wells with AlphaAppsTM, resulting in over 2,300 App-Days during the year.

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In this Circular, we use certain non-GAAP measures to assess our performance and provide important supplemental information to investors. Adjusted EBITDA, Funds from Operations and Return on Capital Employed are non-GAAP measures and do not have standardized meanings as prescribed by International Financial Reporting Standards (IFRS), and therefore may not be comparable with similar measures presented by other issuers. For more information about these measures, see page 99 of this Circular or page 48 of our 2020 Annual Report on our website (www.precisiondrilling.com).

Share Performance

Precision shares and the macro environment experienced persistent volatility in 2020. The graphs below show our daily share price and trading volumes on the two exchanges on which we trade. Please see page 90 for a comparison of our total shareholder return (TSR) to the total return of the S&P/TSX Composite Index, the S&P/TSX Equal Weight Oil & Gas Index and the TSR of our 2020 PSU Performance Peer Group.

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FIVE YEAR OVERVIEW

In the previous five years, management and the Board have set strategic priorities that are aligned with current market conditions. These market conditions have had a direct impact on our short and long-term goals.

2020

Precision responded throughout 2020 by implementing comprehensive safety protocols to protect the health and welfare of our people and stakeholders from the risks of COVID-19. As a result of acting quickly and aggressively, Precision did not suffer any shut downs, interruption in services, or any capability reductions due to the pandemic.

On November 12, 2020, we implemented a 20:1 share consolidation which resulted in 13,459,593 shares outstanding as of December 31, 2020.

In October 2020, we published our first Corporate Sustainability Report and conducted a materiality assessment to identify material areas of focus.

On August 27, 2020, we renewed our NCIB through the facilities of the TSX and NYSE. The NCIB allows us to buy back up to 1,199,883 million shares, representing 10% of our public float, by August 26, 2021. As of 2020 year-end, we repurchased and cancelled 420,588 shares (on a post-consolidation basis) for approximately $11 million. These repurchases were funded from cash flow and account for approximately 3.5% of our available public float.

On April 9, 2020, we amended our syndicated senior credit facility (the Senior Credit Facility) to obtain certain covenant relief from our lenders, to March 2022.

Our 2020 targeted debt reduction range was $100 million to $150 million. During 2020, we retired the remainder of our 2021 debt with total redemptions of US$88 million. During the year, we also repurchased and cancelled US$3 million of the 2021 Notes, US$59 million of the 2023 Notes, US$44 million of the 2024 Notes, and US$22 million of the 2026 Notes. We ended 2020 with a total of $171 million of debt reduction, exceeding the high end of our targeted range by approximately $21 million.

2019

During the year, we divested several non-core assets, including five idle rigs in Mexico, Precision’s snubbing assets and our Terra Water Treatment Systems business.

In July, our sixth rig in Kuwait commenced drilling operations.

In August, we launched our NCIB authorizing us to repurchase up to 29.2 million common shares (pre-consolidation) by August 2021.

In November, we negotiated a one-year extension of our Senior Credit Facility to November 2023.

In November, we introduced our Alpha suite of technologies, including AlphaAutomationTM, AlphaAppsTM, and AlphaAnalyticsTM. We also announced full commercialization of our 34 AlphaAutomationTM systems deployed throughout North America.

In 2019, we redeemed US$75 million principal amount of the 2021 Notes, and repurchased and cancelled US$5 million of the 2023 Notes, US$43 million of the 2024 Notes, and US$30 million of the 2026 Notes. Additionally, we utilized a NCIB to repurchase and cancel 16.5 million common shares (pre-consolidation) for $26 million.

By year end, we reduced our long-term debt by $205 million.

2018

In July, we announced the award of a new build drilling rig in Kuwait under a five-year contract with an optional one-year extension.

In November, we negotiated a one-year extension of our Senior Credit Facility to November 2022.

During the year, we redeemed US$80 million and repurchased and cancelled US$3 million principal amount of our 6.5% senior unsecured notes due 2021 and repurchased and cancelled US$49 million of our 5.25% senior unsecured notes due 2024.

By year end, we reduced our long-term debt by $174 million.

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2017

In January, we negotiated certain covenant relief provisions under our Senior Credit Facility and reduced the size of the facility from US$550 million to US$525 million.

In November, we closed a private offering of US$400 million of Senior Notes due 2026 to fund a tender offer (and redemption for portion not tendered) of our existing debt and extend our maturity profile while preserving our undrawn Senior Credit Facility.

In November, we further negotiated certain covenant relief under our Senior Credit Facility, reduced the size of the facility from US$525 million to US$500 million and extended the maturity to November 2021.

By year end, we reduced our long-term debt by $52 million.

2016

In February, we suspended our dividend.

We exchanged four Canadian coil tubing units plus $12 million for 48 well service rigs.

In April, we negotiated certain covenant relief under our Senior Credit Facility.

In November, we closed a private offering of US$350 million of Senior Notes due 2023 to redeem and repurchase our existing debt and extend our maturity profile while preserving our undrawn Senior Credit Facility.

By year end, we reduced our long-term debt by $213 million.

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2020 Corporate Governance Highlights

Board Independence

INDEPENDENT DIRECTORS
7 of 8

INDEPENDENT BOARD COMMITTEES
All

Steven W. Krablin
INDEPENDENT BOARD CHAIR

Board and Committee Meetings

BOARD MEETINGS
8

INDEPENDENT DIRECTOR-ONLY SESSIONS
8

5
AUDIT COMMITTEE MEETINGS

5
CORPORATE GOVERNANCE, NOMINATING AND RISK COMMITTEE MEETINGS

5
HUMAN RESOURCES AND COMPENSATION COMMITTEE MEETINGS

Director Elections

FREQUENCY OF BOARD ELECTIONS
Annual

VOTING STANDARDS FOR UNCONTESTED ELECTIONS
Majority

8
AVERAGE BOARD TENURE (IN YEARS)

Evaluating and Improving Board Performance

BOARD AND COMMITTEE EVALUATIONS
Annually

BOARD ORIENTATION
Yes

Aligning Director and Shareholder Interests

DIRECTOR EQUITY GRANTS
No

DIRECTOR STOCK OWNERSHIP GUIDELINES
Yes

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MANAGEMENT INFORMATION CIRCULAR

You have received this Management Information Circular because you owned Precision shares on March 24, 2021 and are entitled to vote your shares at our annual meeting on May 13, 2021 beginning at 10:00 a.m. MDT. To deal with the public health impact of COVID-19, we decided to hold this year’s meeting in a virtual only format via live audio webcast. You can access the meeting at https://web.lumiagm.com/456874580. You will be able to attend via an online platform that will allow you to ask questions, vote and participate electronically in real time. As with a physical meeting, only registered shareholders and duly appointed proxyholders who have standing at the meeting will be able to address the meeting and ask questions during the formal conduct of business.

Management and our Board of Directors are asking for your vote (known as soliciting your proxy) and we are contacting shareholders electronically and by mail. We have retained Kingsdale Advisors (Kingsdale) to act as our strategic shareholder advisor and proxy solicitation agent and we are paying them approximately $75,000 for their services.

You can vote by proxy if you are unable to vote at the virtual meeting. As in past years, we expect that the vast majority of all votes will be cast in advance of the meeting by proxy. You can attend the virtual meeting online at https://web.lumiagm.com/456874580. The live audio webcast of the meeting will be available on our website (www.precisiondrilling.com), and we will post the webcast details in advance on our website and provide them in a news release. We will also post the voting results and archive the webcast on our website after the meeting.

Our Board of Directors has approved the contents of this Circular and has authorized us to send it to each shareholder.

In this Management Information Circular:

∎  you and your mean holders of Precision’s common shares

∎  we, us, our and Precision mean Precision Drilling Corporation

∎  shares and Precision shares mean Precision’s common shares

∎  shareholder means a holder of Precision’s common shares

∎  Circular means this Management Information Circular.

All dollar amounts are in Canadian dollars, and all information is as of March 24, 2021, unless stated otherwise.

Our principal corporate and registered office is located at:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta

Canada T2P 1G1

Phone: 403.716.4500

About Your Package of Materials

This year we are again using notice-and-access for registered and beneficial holders where possible to reduce our printing and mailing costs.

We can deliver our materials for the meeting electronically if you are:

▪ a registered shareholder and consented in writing to receive the items electronically

▪ a beneficial shareholder and asked not to receive printed copies of our materials.

Your package includes either a proxy form or a voting instruction form and information about the meeting and how you can access the materials online.

We have sent you a complete package of printed materials if you are:

▪ a registered shareholder and did not consent in writing to receive the items electronically

▪ a beneficial shareholder and asked to receive printed copies (we send materials to your financial intermediary—your bank, trust company, broker or trustee—to send to you).

Turn to page 13 to read more about registered and beneficial shareholders. If you have questions, please contact Kingsdale:

▪ 1.888.518.1560 (toll-free in North America)

▪ 416.867.2272 (collect, outside North America)

▪ contactus@kingsdaleadvisors.com

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A - THE ANNUAL MEETING

The annual meeting of shareholders is your opportunity to vote on the items of business, ask questions, and listen to an update on our 2020 performance and plans for the future.

This section discusses the items of business in detail and explains the voting process. It also tells you about the directors who have been nominated for election to the Board this year.

12	Summary of Business Items
12	Voting
	12	Who Can Vote
	12	How to Vote
	13	Registered Shareholders
	14	Registering your Proxyholder to Participate at the Meeting
	14	Attending and Participating at the Meeting

16	Business of the Annual Meeting

19	About the Nominated Directors
	19	Director Profiles

24	Expectations of Directors
	24	Integrity

	24	Attendance and Responsibilities
	24	Serving on Other Boards
	26	Skills and Experience
	27	Director Development and Continuing Education
	28	Director Orientation
	28	Director Share Ownership Guidelines

30	Corporate Director Compensation
	30	Approach
	30	2020 Director Compensation
	31	2021 Director Compensation

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SUMMARY OF BUSINESS ITEMS

Time and Date – 10:00 a.m. MDT on May 13, 2021  Virtual Attendance – https://web.lumiagm.com/456874580

PROPOSAL	RECOMMENDATION OF THE BOARD
1.Receive the 2020 Consolidated Financial Statements 2.Elect the Directors 3.Appoint the Auditors 4.Participate in Our “Say on Pay” Advisory Vote 5.Other Business	FOR FOR FOR

VOTING

Who Can Vote

Only holders of Precision shares as of the close of business on March 24, 2021 have the right to vote at the meeting. Each Precision share you own represents one vote.

If a Precision shareholder transferred shares to you after this date, you or your proxyholder can vote at the meeting if you can prove that you own the shares. You need to contact our registrar and transfer agent, Computershare Trust Company of Canada (Computershare), at least 10 days before the meeting to request that your name be included on the list of shareholders who are entitled to vote at the meeting. Computershare’s contact information is on the following page.

Precision’s authorized share capital includes an unlimited number of common shares and preferred shares, issuable in series, up to half the issued and outstanding common shares at the time the preferred shares are issued.

As of March 24, 2021, we had 13,304,425 common shares and no preferred shares outstanding.

Principal Holders of Precision Shares

Our directors and executive officers are aware of one organization that owns or controls 10% or more of our outstanding shares.

Fidelity International Ltd., owns, through its affiliates, 1,590,985 Precision shares (on a post-share consolidation basis) for approximately 10.7% of our outstanding shares.

We are not aware of any other person or company that beneficially owns, controls or directs (directly or indirectly) 10% or more of our outstanding shares.

How to Vote

You can vote by proxy, or you can vote at the meeting by completing a ballot online during the meeting, as further described under “Attending and participating at the meeting.” Note that the voting process is different for registered and beneficial (non-registered) shareholders.

You are a registered shareholder if you hold Precision shares in your own name and have an actual share certificate. Your package includes a proxy form.

You are a beneficial shareholder if your Precision shares are held in the name of a financial intermediary or nominee (your bank, trust company, broker, trustee or other financial institution). Beneficial shareholders do not have physical share certificates because their shareholdings are recorded on an electronic system.

If you are a beneficial shareholder, your nominee or financial intermediary votes your shares, but you have the right to tell them how you want them to vote. You need to do this as soon as possible using the voting instruction form in this package.

Precision may utilize the Broadridge QuickVote™ service to assist beneficial Shareholders with voting their Common Shares over the telephone. Alternatively, Kingsdale may contact such beneficial Shareholders to assist them with conveniently voting their Precision shares directly over the phone.

Follow the instructions on the next page. If you still have questions about the voting process, you can contact Kingsdale:

Voting Results

Computershare is our transfer agent and registrar of Precision shares and counts and tabulates the votes for us.

We file a report of the voting results with the Canadian and U.S. securities regulators (www.sedar.com and www.sec.gov) after the meeting and also post the results on our website and issue a news release with the results.

Phone:	1.888.518.1560 (toll free in North America)
416.867.2272 (outside North America)
Email:	contactus@kingsdaleadvisors.com

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Registered Shareholders Voting by Proxy
Beneficial Shareholders

Voting by proxy is the easiest way to vote, and you can do it by mail, phone, or on the internet. Follow the instructions on your proxy form.

Voting by proxy means that you are giving someone else (your proxyholder) the authority to attend the meeting and vote your shares for you. You can appoint a person or a company to be your proxyholder and to act on your behalf at the meeting. The person or company you appoint does not need to be a Precision shareholder.

Kevin A. Neveu, President and Chief Executive Officer, or in his absence, Steven W. Krablin, Chair of the Board, will automatically serve as your proxyholder if you do not appoint someone else. They will vote your Precision shares at the meeting according to the instructions you provide on your proxy form.

If you do not specify how you want to vote your shares, they will vote:

▪for electing each nominated director

▪for appointing the auditors

▪for our approach to executive compensation

Generally, you can send your voting instructions by mail, phone or on the internet. Each financial intermediary has its own process, so be sure to follow the instructions on your voting instruction form.

If you hold some shares as a registered shareholder and others as a beneficial shareholder, you will need to follow the instructions for each type.

Voting at the meeting

If you wish to vote at the meeting online, then you must appoint yourself as proxyholder and follow the directions provided on the voting instruction form in your package. See “Registering your Proxyholder” and “Attending and participating at the meeting”.

Changing Your Vote

Contact your intermediary for instructions on how to revoke or change the voting instructions you provided.

If you want to appoint someone else to be your proxyholder, cross out the names of the Precision proxyholders on your proxy form and print the name of the person you are appointing. Send the completed form to Computershare.

Make sure the person is aware they must attend the meeting online and vote your shares for you. Your proxyholder must vote for or against, or withhold your vote, according to your instructions. See “Attending and participating at the meeting” for details on how to vote at the meeting.

Computershare must receive your instructions by 10:00 a.m. MDT on May 11, 2021. If the meeting is postponed or adjourned, they must receive the instructions by 10:00 a.m. MDT two business days before the adjourned or postponed meeting is reconvened. The Chair of the Board has sole discretion to waive or extend the proxy cut-off time without notice.

Mail your completed proxy form to: Computershare Trust Company of Canada 100 University Avenue, 8th floor Toronto, Ontario, Canada M5J 2Y1	Vote online or by phone using the 15-digit control number on the first page of your proxy form: Internet: www.investorvote.com Phone: 1.866.732.VOTE (8683)

You can also appoint a proxyholder online. Follow the online instructions if you want your proxyholder to vote for each item of business separately.

Changing Your Vote

If you have already voted by proxy, you can revoke your proxy or change your vote. You can do this at any time up, until the start of the meeting. If you have followed the process for attending and voting at the meeting online, voting at the meeting online will revoke your previous proxy.

If you voted by phone or on the internet, you can submit a new vote. The new vote will revoke your earlier vote.

If you submitted your proxy form by mail, send a written notice by 10:00 a.m. MDT on May 11, 2021 to our registered office at:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

If the meeting is postponed or adjourned, we must receive your notice by 10:00 a.m. MDT two business days before the postponed or adjourned meeting is reconvened or you must vote at the postponed or adjourned meeting online. You may change your vote only in respect of items of business that have not yet been voted on.

You can also change or revoke your vote in any other way the law allows. The notice can come from you, or from your legal representative if he or she has your written authorization. If a corporation owns the shares, the notice must be under the corporate seal or from an authorized officer or representative.

2021 Management Information Circular	13

Registering your Proxyholder to Participate at the Meeting

Shareholders who wish to appoint a third party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit www.computershare.com/PrecisionDrilling by 10:00 a.m. MDT on May 11, 2021 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

For U.S. beneficial shareholders, to attend and vote at the virtual meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue

8th Floor

Toronto, Ontario

M5J 2Y1

OR

Email at uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than 10:00 a.m. MT on May 11, 2021. You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Annual Meeting and vote your shares at https://web.lumiagm.com/456874580 during the meeting. Please note that you are required to register your appointment at www.computershare.com/PrecisionDrilling.

Attending and Participating at the Meeting

The meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the meeting in person. A summary of the information shareholders will need to attend the online meeting is provided below. The meeting will begin at 10:00 a.m. MT on May 13, 2021.

Shareholders and duly appointed proxyholders and guests can attend the meeting online by going to https://web.lumiagm.com/456874580.

Registered Shareholders and duly appointed proxyholders can participate in the meeting (vote and submit questions) by clicking “I have a login” and entering a Username and Password before the start of the meeting.

▪	Registered shareholders - The 15-digit control number located on the form of proxy or in the email notification you received is the Username and the Password is “Precision2021” (case sensitive).
▪	Duly appointed proxyholders – Computershare will provide the proxyholder with a Username after the voting deadline has passed. The Password to the meeting is “Precision2021” (case sensitive).

Voting at the meeting will only be available for registered shareholders and duly appointed proxyholders. Non-registered shareholders who have not appointed themselves may attend the meeting by clicking “I am a guest” and completing the online form.

Beneficial shareholders who have not appointed themselves as proxyholder and who do not have a 15-digit control number or Username will only be able to attend as a guest which allows them to listen to the meeting however they will not be able to vote or submit questions.

You will be able to participate in the meeting using an internet-connected device such as a laptop, computer, tablet or mobile phone. In order to run the meeting platform, you will need the latest version of Chrome, Safari, Edge or Firefox, that are running the most updated version of the applicable software plugins and that meet the minimum system requirements.

If you are accessing the meeting, you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Even if you plan to attend the meeting, you should consider voting your shares in advance so that your vote will be counted in case you later decide not to attend the meeting or in the event that you experience any technical difficulties and are unable to access the meeting and vote for any reason.
Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may visit the website https://www.lumiglobal.com/faq for additional information.

2021 Management Information Circular	14

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.

Voting at the Meeting

A registered shareholder or a beneficial shareholder who has appointed themselves or a third party proxyholder to represent them at the meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the meeting. To have their shares voted at the meeting, each registered shareholder or proxyholder will be required to enter their control number or Username provided by Computershare at https://web.lumiagm.com/456874580 prior to the start of the meeting. In order to vote, non-Registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at www.computershare.com/PrecisionDrilling after submitting their voting instruction form in order to receive a Username (please see the information under the headings “Registering your Proxyholder to participate at the Meeting” for details).

If you are using a 15-digit control number to login to the online meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies.  However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting as a guest.

Without a Username, proxyholders will not be able to vote at the meeting.

2021 Management Information Circular	15

BUSINESS OF ANNUAL MEETING

1. Receive the 2020 Consolidated Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2020 and report of the auditors (2020 Consolidated Financial Statements) will be presented at the meeting. The Board has approved the 2020 Consolidated Financial Statements and no vote is required. However, you will have an opportunity to ask questions at the meeting.

We mailed our 2020 Consolidated Financial Statements to all registered shareholders and to beneficial shareholders who requested them. You can find them and the management’s discussion and analysis (MD&A) in our 2020 Annual Report on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Quorum

We must have two persons present who hold or represent by proxy at least 25% of the shares entitled to vote at the meeting for it to proceed.

Simple Majority

We need a simple majority of votes (50% plus one vote) for an item of business to be approved at this meeting.

2. Elect the Directors

You can vote on electing eight directors to our Board for a one-year term:

Michael R. Culbert William T. Donovan Brian J. Gibson	Steven W. Krablin Susan M. MacKenzie Dr. Kevin O. Meyers	Kevin A. Neveu David W. Williams

Our articles of incorporation state that we must have between one and 15 directors on our Board. The Board has decided that there will be eight directors this year. The Corporate Governance, Nominating and Risk Committee (CGNRC) believes the eight nominated directors represent an appropriate mix of skills and experience and other qualities required for serving on our Board. All the nominees currently serve on the Board and you can read about each of them in the director profiles beginning on page 19.

You can vote for all the nominated directors, vote for some and withhold votes for others, or withhold votes for all of them. If you are voting by proxy and do not appoint someone to serve as your proxyholder, the Precision representatives named in the proxy form will vote your shares for electing each nominated director unless you provided different instructions.

All the nominees meet the Board’s independence criteria except for Mr. Neveu because of his role as our President and Chief Executive Officer.

Each director will serve until the end of the next annual general meeting, unless he or she resigns, and a successor is elected or appointed. If a nominee withdraws his or her name, you or your proxyholder can vote for another nominated director.

Our policy on majority voting

A director who receives more withhold than for votes must offer to resign after the meeting. The Corporate Governance, Nominating and Risk Committee will review the matter and then recommend to the Board to accept or reject the resignation based on the best interests of Precision and any other factors it considers relevant. The Board will accept the director’s resignation unless there are exceptional circumstances. The director will not participate in any Board or committee deliberations on the matter.

The Board will decide whether to accept a resignation within 90 days of the meeting. If the Board accepts the resignation, it may appoint a new director to fill the seat.

This policy only applies to uncontested elections where the number of nominated directors equals the number of directors to be elected at the meeting. A withhold vote is effectively the same as a vote against a director in an uncontested election.

2021 Management Information Circular	16

3. Appoint the Auditors

You can vote on reappointing the auditors and authorizing the Board to set their fees.

The Board recommends that KPMG LLP, Chartered Professional Accountants (KPMG), be appointed as our auditors until the next annual general meeting. Representatives of KPMG will be at the meeting to answer any questions. KPMG has been our auditors for more than five years, and we believe their re-appointment is in the best interests of Precision and our shareholders.

Auditor Independence

The independence of the auditors is essential to maintaining the integrity of our financial statements. We comply with Canadian securities laws relating to the independence of external auditors, services they can perform, and fee disclosure. We also comply with the provisions of the United States (U.S.) Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the accounting and corporate governance rules adopted by the U.S. Securities and Exchange Commission (SEC) that set out services that cannot be provided by external auditors.

Audit Committee

You can find more information about the Audit Committee’s policies and procedures in our annual information form for the year ended December 31, 2020. It is available on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The Audit Committee recommends the terms of engagement and the auditors’ fees to the Board for approval and pre-approves any permitted non-audit services. Management collaborates with the external auditors every year to develop a list of proposed services for the Audit Committee’s review and pre-approval. The Audit Committee ensures auditor independence by prohibiting the external auditors from providing certain services; however, it believes the auditors are best equipped to handle certain other non-audit services in permitted categories, such as tax compliance.

The table below shows the fees billed to us and our affiliates for professional services provided by KPMG in the last two fiscal years.

Year Ended December 31	2020	2019
Audit fees	$1,123,000	$ 1,250,000
for professional audit services
Audit-related fees	$-	$-
for assurance and other services that relate to the performance of the audit or review of our financial statements and are not reported as audit fees
Tax fees	$306,000	$245,000
for tax advisory services, including assistance with preparing Canadian federal and provincial income tax returns, and international tax advisory services
All other fees	$-	$-
for products and services other than those disclosed above
Total	$1,429,000	$1,495,000

4. Participate in Our ‘Say on Pay’ Advisory Vote

You can vote on our approach to executive compensation. The Board has held a ‘say on pay’ vote every year since 2011 when it adopted the policy to hold an annual advisory vote on executive compensation.

At the meeting, you will have the opportunity to vote for or against our approach to executive compensation through the following resolution:

Please take time to read about our executive compensation program, which starts on page 66. The compensation discussion and analysis explains our approach, how executive compensation aligns with shareholder interests, the different program components and the Board’s decisions about executive pay for 2020.

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the Shareholders accept the approach to executive compensation disclosed in Precision’s Management Information Circular delivered in advance of the 2021 Annual Meeting of Shareholders.”

2021 Management Information Circular	17

While this is an advisory vote and the results are not binding on the Board, the vote is an important part of our ongoing engagement with shareholders about executive compensation and governance matters.

The Board will take the voting results and other feedback into account when considering its approach to executive compensation in the future. If a significant number of shareholders oppose the resolution, the Board will meet with shareholders to understand their concerns and review our approach to compensation in the context of these concerns.

We have typically received strong support from our shareholders, with an average vote of 89% in favour of our approach to executive compensation over the past five years. The Board and the Human Resources and Compensation Committee continue to monitor developments in executive compensation to ensure that our compensation practices and decisions and compensation risk oversight are appropriate.

5. Other Business

If there are amendments or variations to the items of business or other matters that properly come before the meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit.

As of the date of this Circular, we are not aware of any amendments or variations to the items of business or of any other matters that may properly come before the meeting.

About Material Interests

None of our nominated directors or executives, or their associates or affiliates, has a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business except as disclosed herein.

No informed person or nominated director, or their associates or affiliates, had a direct or indirect material interest in a transaction or proposed transaction involving Precision in 2020, or up until March 24, 2021, that has had or will have a material effect on us or any of our subsidiaries.

2021 Management Information Circular	18

ABOUT THE NOMINATED DIRECTORS

The Board has decided that eight directors will be elected to the Board this year. The CGNRC believes they represent an appropriate mix of skills and experience and other qualities required for serving on our Board.

Precision’s articles of incorporation allow the Board to appoint one or more additional directors to the Board between annual meetings, but the number of additional directors cannot exceed one-third of the number of directors elected at our most recent annual meeting.

Mr. Neveu is the only non-independent director because of his role as our President and Chief Executive Officer.

Director Profiles
Resident of: Houston, Texas United States Citizenship: USA Director since: May 2015

Steven W. Krablin (70) | Chairman of the Board | Independent

BSBA (Accounting), CPA

Steven Krablin is a private investor and has over 40 years of experience as a corporate executive in the energy industry. Most recently, he served as President, Chief Executive Officer and Chairman of the Board of T-3 Energy Services, Inc., an oilfield services company that manufactured products used in the drilling, production and transportation of oil and natural gas, from March 2009 until January 2011.

Mr. Krablin is an experienced financial and operational leader with a broad understanding of business globally. He has also served as Chief Financial Officer of oil and natural gas service and manufacturing companies, including National Oilwell, Inc. and Enterra Corporation.

Mr. Krablin is currently a director of Chart Industries, Inc. and serves as Chair of their Compensation Committee.

Mr. Krablin received a Bachelor of Science in Business Administration in accounting from the University of Arkansas and is a retired certified public accountant.

Committee Memberships: (1) Audit Committee (2) Corporate Governance, Nominating and Risk Committee (3) Human Resources and Compensation Committee

2021 Management Information Circular	19

Resident of: Calgary, Alberta Canada Citizenship: Canada Director since: December 2017 Committee Memberships: (1) Audit Committee (2) Human Resources and Compensation Committee

Michael R. Culbert (63) | Independent

B.Sc.

Michael Culbert is the former Vice Chairman of PETRONAS Energy Canada Ltd. (PECL), formerly Progress Energy Canada Ltd., a wholly owned subsidiary of PETRONAS, Malaysia’s integrated energy corporation. Prior to becoming Vice Chairman, Mr. Culbert served as President and CEO of PECL from 2001 to 2016. He also served as President of Pacific NorthWest LNG from 2014 to 2016 where he led an international consortium through a successful regulatory and consultation process. He served as Vice President of Marketing and Business Development at Encal Energy Ltd. from 1995 to 2001 and worked in various positions within Finance and Marketing at Home Oil Company Ltd.

Mr. Culbert currently serves on the board of Directors of TC Energy and Reserve Royalty and has also previously served on a number of other private and public energy company boards. Mr. Culbert is a past member of the Canadian Association of Petroleum Producers Board of Governors.

Mr. Culbert holds a Bachelor of Science degree in Business Administration from Emmanuel College.

Resident of:

North Palm Beach, Florida

United States

Citizenship: USA

Director since:

December 2008

Committee Memberships:

(1)     Audit Committee (chair)

(2)     Corporate Governance,

Nominating and Risk

Committee

William T. Donovan (69) | Independent

B.Sc., MBA

William Donovan is a private equity investor and has served as a director of several public and private companies in the United States, the United Kingdom and Russia. From 1997 to 2005, he served as President, Chief Executive Officer and a director of Total Logistics, Inc., a Wisconsin corporation engaged in various operating and investment activities. Mr. Donovan was Chair of the board of Rockland Industrial Holdings, LLC, a privately held  entity in Wisconsin engaged in the manufacturing of wood flooring products for the truck trailer and domestic container industries from April 2006 to December 2013.

Mr. Donovan previously served as President, Chief Financial Officer and a director of Christiana Companies, Inc. and Prideco Inc. prior to their merger with Weatherford International, Inc. in 1999. From 1980 to 1998, he was a Principal and Managing Director of Lubar & Co., a private investment and venture capital firm. Prior to joining Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 to 1980, where he specialized in merger and acquisition financing.

Mr. Donovan joined the board of Silgan Holdings in January 2018 and serves as the Chair of their Compensation Committee. Previously, he was a director of Grey Wolf, Inc. from June 1997 to December 2008, prior to its acquisition by Precision Drilling Trust and his subsequent appointment as a director of Precision in December 2008.

Mr. Donovan received a Bachelor of Science and an MBA from the University of Notre Dame.

2021 Management Information Circular	20

Resident of: Mississauga, Ontario Canada Citizenship: Canada Director since: May 2011 Committee Memberships: (1) Audit Committee (2) Corporate Governance, Nominating and Risk Committee

Brian J. Gibson (65) | Independent

B.Comm., MBA, CFA (CFA Institute), ICD.D (Institute of Corporate Directors)

Brian Gibson was the Senior Vice President, Public Equities and Hedge Funds of Alberta Investment Management Corp. (AIMCo) from December 2008 until his retirement in May 2012. Previously, he served as President of Panoply Capital Asset Management Inc., a private investment firm, and as Senior Vice President, Equities of the Ontario Teachers’ Pension Plan. Mr. Gibson is the Board Chair of the Investment Management Corporation of Ontario, a member of the Advisory Board of Kruger Inc., and a Director of Samuel, Son & Co. Ltd. All three are private equity firms. He is a former director of Duff & Phelps, INFOR Acquisition Corp, MacDonald, Dettwiler and Associates Ltd., Viterra Inc., WestJet Airlines Ltd. and Westaim Corporation.

During his 43-year career, Mr. Gibson has been responsible for the management of various large equity investment portfolios, including those of insurance companies, a chartered bank, pension and mutual funds, and endowments. He has expertise in relationship investing and in corporate finance. Mr. Gibson has extensive experience in the analysis of public company financial statements and control standards and is the past Chair of the Corporate Disclosure Policy committee of the CFA Institute, which provides regulators with input and suggestions on potential changes in accounting and audit standards and corporate disclosure.

Mr. Gibson received a Bachelor of Commerce (Honours) from Laurentian University and an MBA from the University of Toronto. He is a Chartered Financial Analyst and a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

Susan M. MacKenzie (60) | Independent

P.Eng., MBA, ICD.D (Institute of Corporate Directors)

Susan M. MacKenzie is a corporate director. Most recently, she was an independent consultant. Previously, she served as Chief Operating Officer with Oilsands Quest Inc. and as Vice President of Human Resources and Vice President of In Situ Development and Operations at Petro-Canada prior to its merger with Suncor Energy Inc. Ms. MacKenzie was also employed with Amoco Canada, serving in a variety of engineering and leadership roles in natural gas, conventional oil and heavy oil exploration.

Ms. MacKenzie serves on several boards, including Freehold Royalties Ltd., Enerplus Corporation and MEG Energy Corporation. She previously served on the boards of TransGlobe Energy Corporation, FortisAlberta Inc., Safe Haven Foundation of Canada, Calgary Women’s Emergency Shelter and Foothills Academy Society.

Ms. MacKenzie holds a Bachelor of Engineering (Mechanical) degree from McGill University and a Master of Business Administration from the University of Calgary. She holds the ICD.D designation from the Institute of Corporate Directors.

Resident of:

Calgary, Alberta

Canada

Citizenship: Canada

Director since:

September 2017

Committee Memberships:

(1)     Corporate Governance,

Nominating and Risk

Committee (chair)

(2)     Human Resources and

Compensation Committee

2021 Management Information Circular	21

Resident of:

Anchorage, Alaska

United States

Citizenship: USA

Director since:

September 2011

Committee Memberships:

(1)     Corporate Governance,

Nominating and Risk

Committee

(2)     Human Resources and

Compensation Committee (chair)

Dr. Kevin O. Meyers (67) | Independent

B.A., Ph.D. (Chemical Engineering)

Kevin Meyers is an independent energy consultant and corporate director. He currently serves on the boards of Denbury Inc., Hess Corporation, and Hornbeck Offshore Services, Inc.

Dr. Meyers has over 36 years of experience in the energy industry, having retired from ConocoPhillips at the end of 2010. For the 10 years prior to his retirement, he was a senior executive of ConocoPhillips, most recently as Senior Vice President Exploration and Production, Americas. Before that, he was President of ConocoPhillips Canada, President of ConocoPhillips Russia and Caspian and President of ConocoPhillips Alaska. While in Russia from 2004 to 2006, Dr. Meyers served on the board of LUKOIL and was the lead resident executive of the COP/LUKOIL strategic alliance.

Prior to joining ConocoPhillips in 2002, he served in engineering, technical and executive positions with ARCO, last serving as President of ARCO Alaska.

Dr. Meyers has also served on several non-profit boards, including the board of regents of the University of Alaska and the Nature Conservancy of Alaska.

Dr. Meyers received a Bachelor of Arts in chemistry and mathematics from Capital University and a Ph.D. in chemical engineering from the Massachusetts Institute of Technology.

Resident of: Houston, Texas United States Citizenship: USA Director since: September 2018 Committee Memberships: (1) Audit Committee (2) Human Resources and Compensation Committee

David W. Williams (63) | Independent

B.B.A. (Marketing)

David W. Williams served as Chairman, President and Chief Executive Officer of Noble Corporation from January 2008 until January 2018. Prior to Noble, he served as Executive Vice President of Diamond Offshore Drilling, Inc. and has more than 35 years in the offshore drilling industry.

During his career, Mr. Williams was a member of the Executive Committee and past Chairman of the International Association of Drilling Contractors and a board member of the American Petroleum Institute, where from 2012 to 2013 he served as Chairman of the General Membership Committee and as a member of the Executive Committee. He served as a director of the Well Control Institute and was a member of the National Petroleum Council, the Society of Petroleum Engineers and the American Bureau of Shipping. Mr. Williams currently serves as a member of the Dean’s Advisory Board of Mays Business School at Texas A&M University. He also serves on the board of Spindletop International, a Houston-based charitable organization, the National Ocean Industries Association and is a member of the Houston Museum of Natural Science Board of Trustees.

Mr. Williams attended Texas A&M University, where he earned a Bachelor of Business Administration degree in Marketing. In 2009, he was named as an Outstanding Alumni by the Mays Business School at A&M for his many career achievements and service to the school.

2021 Management Information Circular	22

Resident of: Houston, Texas United States Citizenship: Canada Director since: August 2007

Kevin A. Neveu (60) | President and Chief Executive Officer | Not Independent

B.Sc. (Mechanical Engineering), P.Eng. (APEGA)

Kevin A. Neveu is President and Chief Executive Officer and a director of Precision Drilling Corporation and has held these positions since joining the company in 2007.

Mr. Neveu has 39 years of experience in the oilfield services sector holding technical, marketing, management and senior leadership positions over his career. Previously, Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston and held senior management positions with it and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Mr. Neveu is a former director of Finning International Inc., Bonanza Creek Energy, Inc. and RigNet, Inc. He is also a former member of the Advisory board for the Heart and Stroke Foundation of Alberta. Presently, Mr. Neveu is an Advisor for the University of Calgary’s School of Public Policy and in 2019 he acted as the Chairman of the International Association of Drilling Contractors.

Mr. Neveu holds a Bachelor of Science degree, is a graduate of the Faculty of Engineering at the University of Alberta and is a registered Professional Engineer in the province of Alberta. He has also completed the Harvard Advanced Management Program.

2021 Management Information Circular	23

EXPECTATIONS OF DIRECTORS

Integrity

We expect our directors to be engaged, fulfill their responsibilities to the Board and their committees and to always act in our best interests with the highest ethics and integrity.

This means:

▪	complying with our Code of Business Conduct and Ethics policy, including our conflict of interest disclosure requirements
▪	developing and maintaining an understanding of our strategy, business environment and operations, the markets we operate in and our financial position and performance
▪	diligently preparing for each Board and committee meeting by reviewing all meeting materials in advance
▪	actively and constructively participating in each meeting and seeking clarification from management and outside advisors when necessary to understand the issues being considered
▪	refreshing their skills through active participation in continuing education
▪	keeping abreast of changing governance issues and requirements and regulatory matters affecting the energy industry.

All of our nominated directors have consistently met our expectations. All directors:

▪	have a comprehensive understanding of our business
▪	are always well prepared for Board and committee discussions
▪	make constructive contributions to all discussions
▪	are available to meet with management and fellow directors
▪	have maintained a 100% attendance record at Board and committee meetings.

Attendance and Responsibilities

We believe that an active and engaged Board governs more effectively. We expect directors to attend all Board meetings, their committee meetings and the annual general meeting of shareholders. All our directors had 100% attendance in 2020. Due to COVID-19, beginning in April 2020, we held all Board meetings, committee meetings and the 2020 Annual General and Special Meeting of Shareholders virtually. Directors may attend regular meetings by phone or video conference if circumstances require it.

The table below shows the number of Board and committee meetings held in 2020 and the director attendance record.

Name	Board	Audit Committee	Corporate Governance, Nominating and Risk Committee	Human Resources and Compensation Committee	Overall Attendance
Michael R. Culbert	8 of 8 (100%)	5 of 5 (100%)	—	5 of 5 (100%)	18 of 18 (100%)
William T. Donovan	8 of 8 (100%)	5 of 5 (100%)	5 of 5 (100%)	—	18 of 18 (100%)
Brian J. Gibson	8 of 8 (100%)	5 of 5 (100%)	5 of 5 (100%)	—	18 of 18 (100%)
Steven W. Krablin	8 of 8 (100%)	5 of 5 (100%)	5 of 5 (100%)	5 of 5 (100%)	23 of 23 (100%)
Susan M. MacKenzie	8 of 8 (100%)	—	5 of 5 (100%)	5 of 5 (100%)	18 of 18 (100%)
Kevin O. Meyers	8 of 8 (100%)	—	5 of 5 (100%)	5 of 5 (100%)	18 of 18 (100%)
David W. Williams	8 of 8 (100%)	5 of 5 (100%)	—	5 of 5 (100%)	18 of 18 (100%)
Kevin A. Neveu	8 of 8 (100%)	—	—	—	8 of 8 (100%)

Serving on Other Boards

We do not limit the number of other public company boards our directors can serve on, but the CGNRC discusses our expectations with potential candidates so they understand the time commitments and expectations before agreeing to be nominated as a director.

Members of the Audit Committee can serve on the audit committee of up to three other public companies as long as the Board determines that the other commitments will not limit the director’s ability to effectively serve on our Audit Committee. Michael Culbert, Brian Gibson, and Steven Krablin serve on the audit committees of other public companies and the Board has determined that those committee memberships do not interfere with their ability to serve effectively on our Audit Committee.

2021 Management Information Circular	24

Many of our nominated directors are active corporate directors and hold positions on other boards. The Board and the CGNRC have reviewed the board memberships and determined that the directors have consistently demonstrated that they are able to, and do, devote the necessary time and attention to Precision to carry out their duties effectively and act in Precision’s best interests.

Other Public Company Boards and Committees in the last five years
Name	Company	Committees	Dates
Michael R. Culbert	Enerplus Corporation	Audit Committee, Corporate Governance and Nominating Committee, Compensation and Human Resources Committee (Chair)	2014 – 2020
	TC Energy	Audit Committee, Health, Safety, Sustainability and Environmental Committee	2020 – Present
William T. Donovan	Silgan Holdings Inc.	Audit Committee, Compensation Committee (Chair)	2018 – Present
Brian J. Gibson	INFOR Acquisition Corp.	Audit Committee (Chair), Governance Committee	2015 – 2017
Steven W. Krablin(1)	Chart Industries, Inc. Hornbeck Offshore Services, Inc.(2) Penn Virginia Corporation(1)

Audit Committee, Nominations and Corporate Governance Committee, Compensation Committee (Chair)

Audit Committee. Nominating and Corporate Governance Committee

Audit Committee, Compensation and Benefits Committee, Nominating and Corporate Governance Committee

2006 – Present 2005 – 2020 2010 – 2016
Susan M. MacKenzie	Enerplus Corporation Freehold Royalties Ltd. MEG Energy Corporation TransGlobe Energy Corporation

Corporate Governance and Nominating Committee (Chair), Compensation and Human Resources Committee (Chair) and Safety and Social Responsibility Committee

Governance, Nominating and Compensation Committee (Chair) and Reserves Committee

Compensation Committee and Health, Safety, Environment and Social Responsibility Committee

Compensation, Governance and Human Resources Committee, Reserves, Health, Safety, Environment and Social Responsibility Committee

2011 – Present 2014 – Present 2020 – Present 2014 – 2020
Dr. Kevin O. Meyers	Denbury Resources Inc.(3) Denbury, Inc. Hess Corporation Hornbeck Offshore Services, Inc.(2)

Audit Committee, HSE and Reserves Committee (Chair),

Chairman, Compensation Committee and Sustainability Committee

Audit Committee and Health, Safety and Environment Committee (Chair)

Compensation Committee

2011 – 2020 2020 – Present 2013 – Present 2011 – Present
Kevin A. Neveu	Finning International, Inc. Bonanza Creek Energy, Inc.(4)	Audit Committee, Safety, Environment and Social Responsibility Committee Audit Committee, Compensation Committee, Governance Committee	2013 – 2018 2011 – 2017
David W. Williams	Noble Corporation	Chairman	2008 – 2018

(1)On May 12, 2016, Penn Virginia filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the Easter District of Virginia to pursue a plan of reorganization. On September 12, 2016, Penn Virginia emerged from bankruptcy proceedings and appointed a new board of directors.

(2)On May 19, 2020, Hornbeck Offshore Services, Inc. (Hornbeck) filed a voluntary petition for Chapter 11 bankruptcy of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of Texas (Houston Division) to pursue a plan of reorganization. On September 4, 2020, Hornbeck emerged from bankruptcy and appointed new directors. Mr. Krablin did not seek reappointment to the Hornbeck board. Hornbeck Offshore Services, Inc. became a private corporation in September 2020. Dr. Meyers continues to serve on Hornbeck’s board.

(3)On July 30, 2020, Denbury Resources Inc. (Denbury) filed a voluntary petition for Chapter 11 bankruptcy of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of Texas (Houston Division) to pursue a plan of reorganization. On September 18, 2020, Denbury emerged from bankruptcy as Denbury, Inc. Mr. Meyers continues to serve on Denbury Inc.’s board.

(4)On January 4, 2017, Bonanza Creek Energy, Inc. (Bonanza Creek) and certain subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware to pursue a plan of reorganization. On April 28, 2017, Bonanza Creek emerged from bankruptcy proceedings and appointed a new board of directors. Mr. Neveu is no longer a director of Bonanza Creek.

Board Interlocks

We do not have a policy on interconnecting directorships. Every year, our Board reviews directors’ independence. None of our directors currently serve together on any public company boards.

2021 Management Information Circular	25

Skills and Experience

Our Board must have the appropriate mix of skills and experience in order to provide appropriate direction to management and to ensure that all major issues affecting our business and affairs are given proper consideration. The CGNRC uses a comprehensive skills matrix to assess Board composition and recruit new director candidates as part of Board succession. The skills matrix is based on our vision, strategy and five-year plan and is summarized below.

2021 Management Information Circular	26

Director Development and Continuing Education

Continuing education helps our directors strengthen their skills, deepen their understanding of our business and operations and stay current with emerging issues that affect our business, governance and compensation practices. Every quarter, we facilitate continuing education programs that cover a wide range of diverse topics that directors are required to attend in order to help them accomplish these goals.

Management provides regular updates on relevant topics and quarterly updates on emerging governance and regulatory matters. We also encourage directors to attend external educational events as appropriate. We reimburse directors for memberships in organizations dedicated to corporate governance and ongoing director education.

Below is a list of the educational programs attended by our directors in 2020.

2020 Director Education Program Topic	Presented by
Audit, Finance and Risk Management
How Audit Committees Can Respond to COVID-19	KPMG
COVID-19 Audit Committee Implications	Institute of Corporate Directors (ICD)
Simple Economics in AL Power & Prediction Creative Destruction Lab	Borden Ladner Gervais (BLG)
Corporate Governance
Moving to Virtual AGMs	GP Canada
Board’s Role Beyond COVID-19	Institute of Corporate Directors (ICD)
Director’s & Officer’s Risk in a COVID-19 World	Institute of Corporate Directors (ICD)
Annual Conference: Navigating the New Normal	Institute of Corporate Directors (ICD)
2020 Proxy Season Review Seminar	Institute of Corporate Directors (ICD)
Effective Virtual Board Governance Seminar	Institute of Corporate Directors (ICD)
Staying Out of Court – the Pros and Cons of In-Court vs Out-of-Court Restructuring	Simmons
Climate Change and Policy Implications	Nate Lewis. Caltech
COVID-19 Legal Perspectives in the Workplace	Wood Mackenzie
Navigating the Pandemic – a Board Lens	KPMG
Human Resources and Compensation
Board’s Role in Supporting Mental Health Wellness	Institute of Corporate Directors (ICD)
Executive Compensation Implications – Current Macro	Institute of Corporate Directors (ICD)
2020 Executive Compensation Webcast	Willis Towers Watson (WTW)
Exec Comp in Time of COVID	Hugessen Consulting
Executive Compensation Trends: KL’s from 2020 Proxy Season & Impact of COVID	Institute of Corporate Directors (ICD)
Compensation Committee Role in Engagement of Key Talent	National Association of Corporate Directors (NACD)
2020 YE Executive Comp Webcast	Willis Towers Watson (WTW)
Executive Comp Virtual Roundtable	Willis Towers Watson (WTW)
Summit Session Expert Insights: CEO Succession	National Association of Corporate Directors (NACD)
Director’s Discussion – Energy, W. Isaacson	Tudor, Pickering & Holt (TPH)
Exec Comp 2020 – Topics Arising from Recent Disruptions	Hugessen Consulting
Impact of COVID-19 on Executive Incentive Plans	Meridian
HR Briefings on Compensation	Meridian, Hugesson Consulting, Glass Lewis
Industry and Markets
Energy Alliance	Scott Tinker
COVID-19 Evolving Legal Considerations in the Canadian Market	Osler, Hoskin & Harcourt LLP
Evolving Implications and Considerations in Oil & Gas	Deloitte
Post-COVID: What Does It Mean for the Oil & Gas Industry	Osler, Hoskin & Harcourt LLP
The Economics of COVID-19: Scenarios for Re-opening & Recovery	McKinsey & Company
2020 TSX 60 Learnings	Hugessen Consulting
Summit Session Expert Insights: Geopolitical Risk	National Association of Corporate Directors (NACD)
What’s Keeping your CISO Up at Night?	Agenda Week
Consumer Recovery & Indebtedness from COVID: What That Means for Business	Deloitte
Leveraging Operations for a Sustainable Reset	Willis Towers Watson (WTW)
Board Resolutions “Energy Turmoil Part 3”	Tudor, Pickering & Holt (TPH)
Operations in the Next Normal	McKinsey & Company
A Conversation with Seamus O’Regan	ARC Energy Research Institute
Energy M&A Overcoming Obstacles	Tudor, Pickering & Holt (TPH) / Women’s Corporate Directors (WCD)
Women’s Executive Series – Taking Stock: The Energy Transition	Tudor, Pickering & Holt (TPH)
Summit Session Expert Insights: M&A	National Association of Corporate Directors (NACD)
The State of the Economy and Industry Through the Pandemic	Simmons and Goldman Sachs

2021 Management Information Circular	27

2020 Director Education Program Topic	Presented by
Industry and Markets
What’s Next a Post Election Discussion	Goldman Sachs
Energy Day	Warburg Pincus
2020 Geopolitical Outlook	Meghan O’Sullivan – Harvard
Energy Turmoil	Dr. S. Tinker / Switch Energy Alliance
Oil Price Crash – Deep Cuts in Upstream Investments	Tudor, Pickering & Holt (TPH)
Economic Club Roundtable	Minister Morneau
Minister Energy Roundtable	Canadian Association of Oilwell Drilling Contractors (CAODC)
The Price Tag of Potential Global Oil Corporation	Royal Bank of Canada (RBC)
The Future of the Canadian Drilling Industry	Canadian Association of Oilwell Drilling Contractors (CAODC)
Mapping Our Future	2020 IBCM Virtual Energy Speaker Series Energy Transition
A Conversation with Federal Minister of Natural Resources Seamus O’Regan	Alberta Business Council
PSAC Energy Services Sector Roundtable	Alberta Business Council
Charting the Trajectory of Global Energy in a Post-US Election/COVID-19 Recovery World	Alberta Business Council
General Council Webinar	Alberta Business Council
Blueprint for Leadership Success	Energy Transition
Alberta Economic Recovery Summit	MNP Corporation
ESG
Bracing Your Business for COVID-19	IGNITES
COVID-19 Dealing with Financial Distress	Institute of Corporate Directors (ICD)
COVID-19 What Directors Need to Know	Institute of Corporate Directors (ICD)
Responding to COVID-19 – Perspectives for the Oil & Gas Industry	Deloitte
Deeper Dive into Health & Welfare Program Implications (COVID-19)	Willis Towers Watson (WTW)
Responding to COVID-19 – Economic Recovery Dashboard	Deloitte
COVID-19 & Geopolitics	Institute of Corporate Directors (ICD)
Post-pandemic Economic Analysis	Institute of Corporate Directors (ICD)
Roundtable COVID-19	Caldwell
Oil, ESG, Geopolitics and Capital Markets Strategic Outlook	Eurasia Group
ESG Conference & Sustainability Summit	Scotiabank
ESG: Here to Stay: Insights from Boardroom to Oilfield	Pickering Energy Partner
Like It or Not: Time for ESG	Agenda Week
The “S” of the ESG Triangle	Scotiabank
Like it or not it is time to tackle ESG	Agenda Week

Director Orientation

Our orientation program familiarizes new directors with Precision, the drilling and well servicing industry and our expectations of directors. New directors meet with management and receive a comprehensive orientation manual with information about the industry and Precision, including our values and strategic plan, policies and governance guidelines, talent and performance management, succession planning and our annual operating and capital budgets. The CGNRC reviews the orientation manual periodically to make sure the content is current and appropriate.

New directors receive a copy of the charter of each committee on which they serve and access to our electronic board portal where they can review historical information presented and minutes of previous meetings. New directors also meet with each committee chair and with key management representatives for each committee to discuss recent activities and any issues or concerns relating to that aspect of our business or governance practices.

Director Share Ownership Guidelines

We believe that director share ownership is a good governance practice because it ensures directors have a stake in our future success and aligns their interests with those of our shareholders. Our directors are required to own at least two times the amount of their annual retainer in Precision shares within four years of joining the Board. Directors can count shares (held directly or beneficially through a nominee) and deferred share units (DSUs) towards meeting the guidelines. In addition, DSUs cannot be redeemed until a director retires from the Board (see more about DSUs in Appendix B on page 104).

We use the actual purchase cost or the current market price (whichever is higher) to calculate share ownership. All directors met our ownership guidelines in 2020, with the exception of David Williams, who joined the Board in 2018, and has four years from his appointment date to meet the guidelines.

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Securities Held (as of March 24, 2021)

The table below shows the number of shares each director owns or exercises control or direction over and their compliance with our Share Ownership Guidelines. Each director has provided information about the Precision shares he or she owns, or exercises control or direction over, and we used $25.51, the closing price of Precision’s shares on the TSX on March 24, 2021 to determine the current market value of their share ownership. We use the actual purchase cost of the shares or the current market value (whichever is higher) to determine whether a director has met the share ownership guidelines.

Name	Precision Shares	DSUs	Cost Basis(2)	Market Value	Guidelines Multiple of Annual Retainer	Meets Guidelines
Michael R. Culbert	5,750	9,871	$923,959	$398,492	2x	Yes
William T. Donovan	8,061	12,129	$2,382,361	$515,047	2x	Yes
Brian J. Gibson	8,995	12,494	$1,748,428	$548,184	2x	Yes
Steven W. Krablin	1,250	20,745	$1,452,911	$561,092	2x	Yes
Susan M. MacKenzie	3,225	8,325	$675,364	$294,641	2x	Yes
Kevin O. Meyers	2,475	11,086	$1,311,043	$345,941	2x	Yes
David W. Williams(1)	3,500	4,390	$305,046	$201,274	2x	n/a
Kevin Neveu	65,207	—	$7,903,890	$1,663,431	5x	Yes

Notes:

(1)  Mr. Williams joined the Board in September 2018 and has 4 years from assuming his position to meet the Share Ownership Guidelines.

(2) Cost basis is calculated using the actual purchase cost of the shares or the actual grant value of the DSUs.

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CORPORATE DIRECTOR COMPENSATION

Our director compensation program is based on four principles:

▪align director interests with Precision’s long-term success

▪attract and retain highly-qualified directors with a sufficient range of skills, expertise and experience

▪compensate directors appropriately for their knowledge and contributions

▪be competitive with comparable public companies.

Director compensation is paid only to non-management directors. Mr. Neveu is compensated in his role as CEO (see page 84) and does not receive additional compensation for his role as a management director on the Board.

Aligning Director and Shareholder Interests

Our directors have a substantial financial interest in Precision because they:

∎   receive part of their retainer in DSUs, which tracks the performance of Precision shares

∎   can choose to receive all or some of their cash compensation in DSUs

∎   must meet share ownership requirements within four years of joining the Board.

Our CEO does not receive director compensation.

You can read more about each director’s share ownership beginning on page 29.

Approach

The Board generally sets compensation at or slightly below the median (50th percentile) of a compensation peer group of public companies in the broader oilfield services industry. The Human Resources and Compensation Committee (HRCC) uses this same peer group to benchmark executive compensation (see page 68).

The CGNRC is responsible for reviewing director compensation every year and recommending the appropriate level and mix to the Board for approval. It considers the responsibilities, time commitment, risks, complexity of decision-making, best practices and general market trends in director compensation. It also refers to published compensation surveys and receives independent advice from an external consultant (currently Meridian, the same consultant the HRCC uses for executive compensation).

2020 Director Compensation

Historically, we have paid directors a combination of cash and share-based compensation (DSUs) so they have a vested interest in Precision’s long-term success. A DSU is a phantom unit equal to the fair market value of a Precision share. Directors can choose to receive all or some of their annual cash retainer and other fees in DSUs.

In response to market conditions caused by COVID-19, the Board voluntarily approved a reduction of 20% to their total annual retainers, effective April 1, 2020. In addition, the Board agreed to be paid in cash to minimize shareholder dilution, therefore no DSUs were granted in 2020.

The retainer covers all Board and committee memberships and meeting fees as well as other committee meetings directors attend as guests. The CGNRC conducted a comprehensive review of director compensation to determine an appropriate level of retainer that reflects the scope of the duties and time commitment of our non-management directors. The Chair of the Board receives a higher retainer to reflect the scope of the role and increased responsibilities. Directors who serve as a committee chair receive a higher amount to recognize their increased responsibilities and time commitment.

The table below shows the fees we paid to directors for the year ended December 31, 2020. Mr. Neveu does not receive director compensation because he is a management director and is compensated in his role as President and CEO.

Name	Cash Fees Earned	Share-based Awards	Option-based Awards	Non-equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total(1)
Michael R. Culbert	$222,287	—	—	—	—	—	$222,287
William T. Donovan	$239,386	—	—	—	—	—	$239,386
Brian J. Gibson	$222,287	—	—	—	—	—	$222,287
Allen R. Hagerman(2)	$97,642	—	—	—	—	—	$97,642
Steven W. Krablin	$336,281	—	—	—	—	—	$336,281
Susan M. MacKenzie(3)	$239,251	—	—	—	—	—	$239,251
Kevin O. Meyers(3)	$246,225	—	—	—	—	—	$246,225
David W. Williams	$222,287	—	—	—	—	—	$222,287

Notes:

(1)	Directors’ fees are paid in U.S. dollars. We used an average exchange rate of 1.3411 to convert the fees to Canadian dollars.
(2)	Mr. Hagerman did not stand for re-election at the 2020 annual general meeting. The amounts above represent his fees earned for the year prior to his retirement.
(3)

Ms. MacKenzie and Dr. Meyers also attend meetings of the HSE Corporate Responsibility Council and are compensated for their participation as a Board representative. In 2020, Ms. MacKenzie and Dr. Meyers attended four council meetings and each received U.S.$5,100 as meetings fees.

2021 Management Information Circular	30

Share-based awards is the portion of the annual retainer, meeting and other fees received as DSUs, and does not include any DSUs granted as dividend equivalents for dividends paid on Precision shares. In February 2016, we suspended our dividend as a result of a restricted payments basket limitation in our note indentures.

Directors are also reimbursed for travel expenses relating to Precision business.

We pay the annual cash retainer in U.S. dollars to help us attract and retain strong global talent to the Board, which supports Precision’s long-term growth strategy towards U.S. and international operations. The flat fee streamlines the compensation structure and caps director fees. It also supports strong director engagement and is a common corporate governance practice. They are not eligible to receive incentive awards.

The table below shows the 2020 director fee schedule, which was paid 100% in cash. In response to market conditions, the Board approved a reduction of 20% to their total annual retainers, effective April 1, 2020.

in US$	January 1, 2020	April 1, 2020
2020 Fixed Annual Retainer	Total Annual Retainer	Total Annual Retainer
Chair of the Board	$295,000	$236,000
Board member who serves as a committee chair	$210,000	$168,000
Board member	$195,000	$156,000

Outstanding Share-based Awards

The table below shows all outstanding share-based awards for each non-management director as of December 31, 2020. We calculated the market or payout values using US$16.49, the closing price of Precision shares on the NYSE on December 31, 2020, the final trading day of the fiscal year and an annual average exchange rate of 1.3411.

Non-management directors do not participate in our stock option plan, so they do not have any outstanding option-based awards.

Name	Number of DSUs that have not Vested (#)	Market or Payout Value of DSUs that have not Vested ($)	Market or Payout Value of Vested DSUs not Paid Out or Distributed
Michael R. Culbert	—	—	$218,297
William T. Donovan	—	—	$268,223
Brian J. Gibson	—	—	$276,319
Steven W. Krablin	—	—	$458,790
Susan M. MacKenzie	—	—	$184,123
Kevin O. Meyers	—	—	$245,182
David W. Williams	—	—	$97,089

Value Vested or Earned During the Year

In 2020, the Board agreed to be paid in cash to minimize shareholder dilution at our current share price, therefore no DSUs were granted or vested in 2020.

Our DSU plan implemented in 2012 (2012 DSU plan) provides that DSUs may, at our election, be paid in cash or shares issued from treasury or purchased on the market. The Board, at this time, does not intend to grant from the 2012 DSU plan going forward. You can read more about the plans under Equity Incentive Plan Information on page 94 and in Appendix B.

2021 Director Compensation

On January 1, 2021, the 20% reduction to the Board’s annual retainer was reversed to pre-reduction levels.

In March 2021, our Board approved a new DSU plan that is settled in cash (2021 DSU plan). Directors can choose to receive all or some of their cash retainer in DSUs. Directors will continue to receive their DSU and cash retainers in four equal quarterly installments throughout the year. The table below shows the 2021 director fee schedule:

in US$	Cash Retainer	DSU Retainer	Total Annual Retainer
2021 Fixed Annual Retainer
Chair of the Board	$180,000	$115,000	$295,000
Board member who serves as a committee chair	$95,000	$115,000	$210,000
Board member	$80,000	$115,000	$195,000

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B - CORPORATE RESPONSIBILITY

Corporate Responsibility has been at the core of our business philosophy since Precision’s formation. We have always been driven by innovation, creativity and an entrepreneurial spirit combined with our commitment to the safety of our employees, customers, neighbors and the environment.

We manage Precision for the long-term by taking a responsible approach and prioritizing building a durable business that yields long-term value for our stakeholders.

33	A Message about Corporate Responsibility from the President and CEO to our Shareholders

35	Environmental
	35	Health, Safety and Environment (HSE)
	35	Target Zero
	36	Performance Indicators
	36	Our HSE Management Systems at Work
	37	Environment and Climate Change Stewardship
	37	Operational Efficiencies
	38	Alpha Suite of Technologies
	39	Research and Development

39	Social
	39	Our Corporate Culture
	39	Our Core Values and Key Beliefs
	40	Employee Wellness
	40	Talent Management
	41	Scholarship Program
	42	High School and University Internship Programs
	42	Philanthropy and Community Engagement
	43	Industry Engagement
	43	Indigenous Relationships

44	Governance
	44	Corporate Governance, Ethics and Compliance
	44	Governance Guidelines
	44	Our Code of Business Ethics
	45	Internal Policies
	47	Diversity and Inclusion
	48	Enterprise Risk Management
	49	Supply Chain Management
	50	Corporate Governance Material Available on Our Website
	50	Feedback

2021 Management Information Circular	32

A message about Corporate Responsibility from the

President and Chief Executive Officer

to our Shareholders

Corporate Responsibility is a fundamental element of Precision’s High Performance, High Value business strategy. We have always accepted the full responsibility and acknowledged the impact our business has on our employees, our stakeholders, the communities and the environment in which we operate. Our commitment to community engagement, business ethics, diversity, and steadfast corporate governance guides every aspect of our operations and shapes the foundation of our sustainability goals.

We believe this begins with our Passionate People, whom we entrust to deliver High Performance, High Value services to our customers. To develop Passionate People, we recruit quality individuals from diverse backgrounds and invest heavily in skills, safety, and leadership training for them. We provide significant career development opportunities and industry leading safety protocols as we firmly believe our best future leaders are developed internally.

In 2020, the COVID-19 pandemic caused unprecedented health, social and economic upheaval worldwide. We responded efficiently and adapted quickly by immediately implementing our Infectious Disease Plan: COVID-19 (Infectious Disease Plan), which included remote working where possible and comprehensive safety protocols to protect those people required to stay on the job. As a result, we did not suffer any shutdowns, interruption of services, or any capability reductions due to the pandemic. 2020 marked the best year of safety performance in our Company’s history, and we work hard every day to further enhance and implement new safety protocols. Most notably in completing a full review of our “Health, Safety and Environmental Management Manual” and implementing a new HSE Assurance program. I am particularly proud of the exemplary health and safety performance of our people during these challenging times and thank all employees for doing their part.

We acknowledge the risks related to climate change and we believe we play an important role in the drive to reduce Greenhouse Gas (GHG) emissions. The energy consumed in oil and gas drilling operations is one of the largest cost drivers for our customers, which creates a natural alignment between us and our customers to reduce energy consumption during drilling operations and reducing GHG emissions. The new Alpha digital technologies we are implementing to improve drilling efficiency also reduce energy consumed during drilling and further reduces the resulting GHG emissions. Pad walking rig systems eliminate hundreds of hours of oil field heavy hauling truck usage for each pad well drilled. Our investments in reduced GHG power systems including natural gas-powered rigs, electric-grid-powered rigs, hybrid battery rig power systems and other GHG-reducing initiatives currently under development will continue to assist our customers in driving down their GHG emissions and environmental footprint.

We know that our success depends on our working together in an atmosphere of trust and respect. In the end, reaching our collective potential comes down to the actions and decisions made on an individual level. All of us have a responsibility to Precision, to its stakeholders, and to ourselves to understand our roles and fulfill them competently and ethically. From our Board of Directors’ commitment to strong governance, to our enduring culture of delivering operational excellence to our customers, Precision generates results responsibly every day.

In 2020, we published our first Corporate Responsibility Report, which is available on our website. We invite you to read it and share feedback. We remain committed to operating with the highest ethical standards, maintaining the highest priority on diversity, the safety and health of our workforce and protecting the environment in the communities where we operate. We look forward to continuing to share our ESG performance and targets in 2021.

Kevin Neveu
President and Chief Executive Officer

2021 Management Information Circular	33

Environment
Social
Greenhouse Gas Emissions
Environmental Stewardship
Climate Change
Spill Prevention
Safety and Health
Talent Management
Philanthropy and Community Management
Diversity and Inclusion
Corruption and Ethics
Public Policy and Lobbying
Governance and Ethics

Precision’s Multi-Year Commitment to Corporate Responsibility

In 2020, we continued to deliver on our multi-year ESG practices by developing and completing the following initiatives:

▪	published Precision’s first Corporate Responsibility Report, which is available on our website
▪	completed a comprehensive materiality assessment (Materiality Assessment) to understand and focus our ESG priorities
▪	expanded ESG in our STIP scorecard by including a new Strategic Environmental Initiatives metric to measure management’s advancement of our multi-year Corporate Responsibility Strategy
▪	commercialized a crown lighting system that decreases the number of light towers at our rig sites, thereby conserving fuel and reducing our CO2 footprint
▪	developed a Power Management App that computes kilowatt usage and fuel efficiency for engines, allowing us to compute CO2 emissions based on kilowatt usage
▪	established procedures for documenting emissions sources, organizational boundaries used, scope 1 and 2 emissions baseline, and methodologies
▪

continued a strategic alliance with Shock Trauma Air Rescue Services (STARS) in Canada through our sponsorship of the 2020 Petroleum Services Association of Canada (PSAC) STARS & Spurs Gala with additional funding to support air rescue operations

▪	conducted an internal corporate culture survey of our employees in the field and in our corporate offices
▪	enhanced our corporate EthicsPoint Hotline procedures and reporting structure, and
▪	aligned our Crisis Management and Emergency Response Plans and developed scenario training procedures.

Stakeholder Feedback

We continue to actively solicit feedback from both external and internal stakeholders in order to enhance our Corporate Responsibility strategy. This feedback was considered to develop our 2021 Corporate Responsibility strategy. In 2021, our corporate strategy will include an ESG component in order to formally align our priorities with our Corporate Responsibility plan. Similar to last year, we again linked executive compensation targets to key corporate responsibility goals. Historically, we have incorporated ESG into our short-term incentive plan (STIP) scorecard through our safety metrics of Total Recordable Incident Rate (TRIR), Percentage of Facilities Recordable Free, and Triple Target Zero (see Health, Safety and Environment on page 35), but in 2021 we are going a step further by including ESG as one of our key strategic priorities and continuing to link specific ESG initiatives and goals into our scorecard.

Materiality Assessment

In 2017, we completed our first comprehensive Materiality Assessment to understand and focus our ESG priorities as a company.

In 2019, we expanded our Materiality Assessment using data-driven analytics, which involved benchmarking against our peers, reviewing mandatory regulations and voluntary standards, and examining news and social media to develop a detailed external view of current topics.

In 2020, we once again updated our Materiality Assessment by further benchmarking against other ESG leaders and adjusting our corporate responsibility strategy to better align with standards and best practices. We conducted a thorough comparison of

2021 Management Information Circular	34

Sustainability Accounting Standards Board (SASB) and Task Force on Climate-related Financial Disclosures (TCFD) guidance, resulting in a more complete view of our corporate responsibility focus areas. As a result, we continue to target the areas below:

▪ Environmental Stewardship and Climate Risk ▪ Environmental and Regulatory Compliance ▪ Enterprise Risk Management ▪ Innovation and Technology ▪ Spill Prevention and Response ▪ Health and Safety	▪ Crisis and Emergency Preparedness and Response ▪ Business Ethics ▪ Human Rights ▪ Diversity and Inclusion ▪ Talent Management ▪ Philanthropy and Community Engagement

Management and the Board of Directors review our Corporate Responsibility strategy annually at the Board Strategic Planning Session. Every quarter our HSE Corporate Responsibility Council and our CGNRC also review and discuss updates on our sustainability efforts.

We are committed to continuously improving our Corporate Responsibility performance and communicating it transparently, and have adopted a materiality review cycle every three years.

ENVIRONMENTAL

Health, Safety and Environment (HSE)

The COVID-19 pandemic presented a greater health threat to our workforce, and to all human-kind, than the world has seen in over a century. Our planning, preparation and execution has helped us remain safe and sustain our business. In response to the COVID-19 pandemic, Precision immediately activated our Crisis Management Team and implemented our Infectious Disease Response Plan. As the pandemic continued throughout 2020, we updated our Infectious Disease Response Plan to incorporate health and safety recommendations provided by the Centers for Disease Control and Prevention (CDC), Public Health Agency of Canada (PHAC), and the World Health Organization (WHO), while we continued our work as an essential industry.

Precision fosters a strong safety culture focused on improving human performance through engaged leadership, proactive HSE actions, competency and regulatory training, and proven management systems. Our commitment to provide comprehensive training and development to our employees can be seen through the significant investment we have made in our Technical Support Centre training facilities located in Houston, Texas, and Nisku, Alberta. In 2020, over 2,400 employees were trained at Precision facilities on Precision’s culture, rig roles and responsibilities, well control, tools and equipment, HSE standards, leadership, and communication. During the COVID-19 pandemic, we have continued to expand the use of remote learning technology in the development of our employees, training over 2,100 corporate and field base employees through e-learning and virtual learning with our video conferencing software.

We deliver state-of-the-art technologies, a highly-skilled and technically-competent workforce, and a culture that focuses on having a plan for every job we perform and that follows that plan every time; this is the Precision Way. We ensure our employees are kept updated on all new industry standards by actively participating, and often leading, in industry associations and delivering comprehensive training to our employees. In 2020, even with social restrictions in place due to the COVID-19, our employees safely participated in nearly 200 industry association events and participated in over 1,200 hours of continuous learning and collaboration within these organizations.

Target Zero

Our Health, Safety and Environmental strategy continues to be the roadmap for the organization in achieving our HSE objectives. The strategy is regularly revisited to ensure all that we do – whether in our day-to-day activities or a large-scale project – aligns with our mission. This strategy begins with our vision to achieve Target Zero and builds towards that vision with our mission to deliver industry leading standards, processes, and tools through an expert team of HSE professionals supporting an engaged and aligned leadership team. The progress made in 2020 described below represents a significant step in bringing our strategy to fruition and has positioned us to deliver a strong performance in 2021.

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Performance Indicators

Our HSE key performance indicators measure injury-free performance, safe driving behavior, and environmental impact. Our Health, Safety and Environmental goals are devoted to achieving Target Zero, and these are reflected in our internal scorecard that recognizes injury-free performance, safe driving behavior and zero spills that could impact the environment. In 2020 we continued to improve upon our already strong HSE performance and delivered 325 Triple Target Zero Days, an 11% improvement over 2019.

In 2021, we instituted several new performance indicators for our field operations focused on facilitating HSE conversations, learning from near misses, proactively looking for process and equipment improvements, and engaging and empowering our employees. This purposeful shift toward leading actions and human performance supports our mission to find and prevent potential incidents before they happen.

Our HSE Management Systems at Work

Fundamentals	Environmental	Safety	Occupational Health

Crisis and Emergency Response	Assurance	HSE Management System Administration

Throughout 2018 and 2019, Precision performed a comprehensive assessment of our HSE Management System by analyzing regulations in the countries and regions where we operate, industry best practices, and internal Precision standards. Utilizing this assessment as a foundation, we kicked off a project in 2020 to realign our entire HSE Management System in a way that is designed to help ensure we will not only continue to be compliant, but also positions Precision as a leader in industry best practices by adopting human performance principles aimed at reducing and mitigating human error. This undertaking, which will span through 2021, is intended to result in an industry leading HSE Management System that allows our employees to have readily accessible guidance and information.

We recognize that a solid HSE Management System must be consistently executed to be effective. With this in mind in 2020, we also created the Safe Operations Verification work-flow process to ensure that all of the HSE Fundamentals shown above are planned for, verified, and reviewed for every job, every time – every job we do has a plan, and we follow the plan every time.

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Environment and Climate Change Stewardship

We recognize climate change as an important global risk and we actively monitor developments that have the potential to impact our business, our customers, and the environment. While our ability to reduce our carbon footprint at drilling sites is directly tied to our customers and their individual approaches to measuring, controlling, and reporting GHG emissions, we recognize that our position as a global technology leader in our industry uniquely situates us to assist our customers in simultaneously improving operational performance and reducing environmental impact.

By continuously investing in our rig technology to make our operations safer, more reliable and efficient, we help our customers reduce or eliminate emissions, reduce water usage, improve chemistry applications and increase oil and natural gas production, all while using fewer resources. Our modern rig fleet and Alpha suite of technologies allow our customers to rely on real time data driven insights and automation in order to make faster and smarter decisions. This digital transformation limits energy use, while maximizing output and productivity throughout the entire drilling process. We have standardized our operating procedures and continually explore new innovative technologies to maximize our overall performance, which minimizes waste and our environmental footprint, including reduced GHG emissions.

Our customers aggregate and report on-site fuel usage with respect to GHG emissions and we have made significant investments in technologies to help them minimize environmental impact. These alternatives include:

▪	enhancing drilling technologies through our Alpha suite of technologies to generate improved drilling efficiencies, allowing us to drill wells faster and move in and out of a location rapidly
▪	scaling our AlphaAutomationTM offering (deployed on 34% of our 2020 North American fleet) to significantly improve operational efficiency and reduce overall drilling times
▪	utilizing AlphaAppsTM (18 apps, either active or in development) to further enhance drilling efficiencies and reduce fuel usage on site
▪	employing our power management AlphaAppTM to reduce engine run time
▪	utilizing natural gas and bi-fuel systems (30 in Canada, 26 in the U.S.) to reduce diesel consumption and greenhouse gas emissions by using lower carbon fuel
▪	employing pad walking systems to reduce our environmental footprint by improving drilling efficiencies
▪	implementing centralized LED lighting solutions to reduce energy use and reduce diesel generator use
▪	collaborating with our customers to effectively utilize our products and services to help them reduce their GHG emissions in the development of their hydrocarbon resources
▪	stacking or condensing rig equipment to increase efficiency and reduce their physical environmental footprint
▪	including climate strategy in our internal research and development of products and services
▪	employing more effective fluid filtration methods to decrease waste and improve equipment efficiency and reliability
▪	developing supply efficiencies to reduce the number of rig deliveries
▪	partnering with educational institutions and other corporations to further develop sustainable solutions in the industry
▪	working with our customers on solutions to mitigate noise pollution in and around highly populated areas, and
▪	utilizing industry best practice processes to ensure spill prevention.

Operational Efficiencies

Precision’s focus on delivering sustained drilling efficiency improvements though our Super Series rigs, operational excellence and Alpha suite of technologies also complements our commitment to reducing GHG emissions. On a typical rig site, the GHG emissions/Barrel of Oil Equivalent is largely determined by:

▪	the drilling duration for each well
▪	engine efficiency
▪	type of fuel that powers the rig
▪	energy efficiency of additional equipment
▪	logistical support frequency
▪	size of the drilling pad
▪	rig skid/moving efficiency
▪	proximity from storage location to rig site, and
▪	mobilization to and from rig locations and from well to well.

We continue to make excellent progress addressing these challenges by deploying our Alpha suite of technologies on an increasing number of rigs, expanding the scope of our Alpha technologies and leveraging our SAP S/4HANA enterprise resource planning software.

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Alpha Suite of Technologies

Precision’s Alpha suite of technologies has three main components to assure efficiency and consistency to our customers:

▪	AlphaAutomationTM eliminates human variance from the operation by automating repetitive drilling sequences to make the drilling process efficient, predictable and consistent
▪

AlphaAppsTM specialized applications for both on-bottom drilling performance and cost control, designed to make complex processes more efficient with well-established algorithms and machine learning techniques, and

▪	AlphaAnalyticsTM leverages real-time data to digitally optimize project evaluation, planning and execution to further drive customer performance and key performance indicators.

To date, Precision drilled over 1,800 wells with AlphaAutomationTM. During 2020, we drilled over 650 wells totaling over nine million feet, significantly enhancing the performance and efficiency of our Super Triple fleet. At year-end, Precision had 39 Alpha-Rigs equipped with AlphaAutomationTM deployed across the U.S. and Canada, with two additional systems on our training rigs at our Nisku and Houston Technical Support Centres. Precision’s automation platform is industry leading in functionality and reliability and is averaging greater than 99.5% uptime.

Ai
IIOT
Analytics
AUTOMATION
SERVICE COMPANIES
PD
TECHNOLOGY PARTNERS
APPS
BIG DATA
OPTIMIZED DECISIONS
OPERATIONAL EXCELLENCE
BEST IN CLASS WELLS
EQUIPMENT EFFICIENCY
CO_2 FOOTPRINT REDUCTIONS
OPTIMIZED POWER
ELIMINATE WASTE
SAP
NOVOS
EDGE SYSTEM
ENABLING PLATFORMS

Our AlphaAppsTM platform can host multiple in-house, customer-developed and third-party applications. During 2020, we drilled approximately 200 wells using these Apps, with more than 2,300 App-days from 19 different operators. At year-end, Precision had 18 available AlphaAppsTM, six of which are already fully commercial.

Our AlphaAnalyticsTM suite generated significant value with our customers during 2020, demonstrated by several successful case studies throughout North America. During the year we reduced drilling times on a 28-day well by 4.1 days setting a new efficiency benchmark with a large international oil company in the Delaware basin and delivered and 8% quarter-over-quarter improvement in drilling times with a large customer in the Haynesville basin.

In alignment with Precision’s digital offering, the company remains focused on additional GHG emission-reduction solutions for our customers. We continue to implement low-carbon power sources such as natural gas engines, bi-fuel systems, battery energy storage and highline power options to complement our modern, high-efficiency rigs. Our Power Management App enables us to catalog our carbon footprint and optimize fuel consumption by running generators at a maximum efficiency curve. Other initiatives, such as LED crown lighting, significantly reduce overall power consumption and our equipment monitoring and maintenance schedules ensures that all of our equipment is operating at maximum efficiency.

Precision continues to improve its environmental footprint at the rig site by leveraging its digitally-enabled asset base, alternative power generation options and industry-leading spill prevention practices. Our customers are empowered to drill wells in shorter duration, ultimately reducing time on location and lowering GHG emissions.

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Research and Development

In collaboration with the University of Calgary’s Schulich School of Engineering, we jointly submitted a Collaborative Research and Development Grant application under the Natural Sciences and Engineering Research Council’s (NSERC) University-Industry Program. NSERC awarded funding for the project which involves development of sensing and control systems to be utilized in closed loop automated drilling systems. To further the project, Precision entered into a Research Agreement with the University of Calgary that aims to increase efficiencies in the drilling process and reduce environmental footprint. The project commenced in 2019 and is scheduled for completion in 2021.

We are also supporting development of alternative energy sources through our long-standing partnership with Eavor Technologies Inc. (Eavor). As part of this partnership, Shell International Exploration and Production (Shell) and Precision provided technical expertise in the design, drilling, completion, and construction of geothermal wells and a full scale protype of Eavor’s geothermal technologies in Alberta. Precision provided the drilling expertise for the pilot program, known as the Derek Riddell Eavor-Lite Demonstration Project (Eavor-Lite), which was completed in 2020. Eavor-Lite consists of two deep horizontal wells drilled by Precision, with multilateral legs which intersect each other below the surface of the ground. The system pumps water between the two connected wells and harnesses heat from the planet’s core. Unlike wind and solar, Eavor’s geothermal technology builds upon our expertise in drilling and uses existing energy infrastructure to produce heat and electrical power. Geothermal technologies provide an opportunity for Precision to utilize its existing rig fleet and qualified personnel in the drilling of new geothermal wells. This proposed geothermal recovery technology could one day provide a sustainable emission-free energy alternative to the world.  In 2021, Precision supported Eavor in its attempts to obtain regulatory adjustments from the Government of Alberta through the creation of an Energy Exchange Zone in order to facilitate potential commercial implementation of Eavor’s technology in Alberta.  Precision will continue to expand its strategic partnership with Eavor with a view to further reducing GHG emissions while also continuing to utilize our drilling assets and qualified personnel in the production of geothermal energy.

In 2020, we also formed a consortium with Tourmaline Oil Corporation and Caterpillar Inc. to develop a project to plug and play mobile natural gas generators and an energy storage systems for existing drilling rigs. The technology utilizes cleaner-burning natural gas, a smart energy management system, and storage of electricity that would otherwise be wasted. This high-efficiency system reduces GHG emissions and the cost of rig power generation. The consortium will commercially deploy these systems at its various Precision rig sites in Alberta. The system is projected to save 3,800 tons of CO2 emissions per rig per year. We have successfully deployed the Smart Engine Management System (SEMS) that will automatically start and stop engines based on load demand to reduce fuel consumption and idle times. We have also deployed the Dynamic Gas Blend (DGB) bi-fuel system which will optimize diesel and bi-fuel blend ratios for optimal performance. These new technologies have been deployed on two rigs in Canada. The natural gas engines and Energy Storage System (ESS) will begin field deployment at the end of the first quarter in 2021.

SOCIAL

Our Corporate Culture

We believe our greatest asset is our Passionate People and we are committed to providing a work environment where employees feel respected, satisfied and appreciated. We understand the importance of building a culture that will differentiate Precision from our peers and provide a competitive advantage. We believe in building a team of Passionate People who bring a wide range of ideas, perspectives, skills and cultures to our company.

Our Board champions and holds management accountable for our highly collaborative culture through active oversight and input on initiatives driven by management. In 2020, we conducted an internal corporate culture survey with our employees in the field and in our corporate offices. Over 1,000 employees participated in this process, which resulted in the identification of key focus areas to continue to foster and grow Precision’s positive culture in 2021. Management is using the results from the survey to continually improve our policies and activities to ensure Precision is a leader in fostering a successful work environment.

Our Core Values and Key Beliefs

The foundation of our culture is our dedication to our Core Values and Key Beliefs, which promote a culture of integrity and accountability. The Board and management annually review our Core Values and Key Beliefs, which our employees are taught throughout the organization to learn and follow.

Our Core Values have endured and are instilled in our corporate culture. They are key aspects of our approach to business. From the top down, the commitment to these values helps ensure we are moving in the right direction with a ‘Down to Earth’ common sense purpose among our employees.

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Down to Earth Safety TARGET ZERO	Down to Earth Family THE PRECISION FAMILY
Down to Earth Support THE FIELD COMES FIRST	Down to Earth Solutions EMPOWERED TO AFFECT CHANGE
Down to Earth Technology THE BEST EQUIPMENT	Down to Earth Performance DESIRE TO BE THE BEST
Down to Earth Communication FACE TO FACE	Down to Earth Relationships EMPLOYEE+CUSTOMER+SUPPLIER +SHAREHOLDER

Our Key Beliefs are a big part of our success. They are the very foundation of how we operate. They are how we want our employees to act, interact, and be perceived. We encourage our employees to personify and validate those Key Beliefs. The Key Beliefs set high expectations at all levels of our company, both in the field and in our corporate offices. The Key Beliefs are defined so that they recognize the intelligence and maturity levels of our organization and provide a fundamentally strong set of positive guidelines for our employees to embrace and abide by no matter the circumstances. They drive each of us to perform with a clear focus, sense of urgency, and commitment to continuous improvement. By creating a feeling of personal ownership and a culture of hard work, innovation and productivity, our Core Values and Key Beliefs encourage an environment that brings out the best in each of us.

Employee Wellness

We have long recognized that healthy, happy employees deliver positive results. Thus, we offer competitive benefit packages to all eligible employees throughout the organization, including health, vision and dental plans. We also offer a multitude of other formal programs to help employees achieve physical, mental and financial well-being. In 2019, we focused on mental health awareness throughout our organization at our annual Safety Stand-downs in order to break the stigma around mental health. This foundation was invaluable as the organization faced the challenges presented in 2020. Precision understands that work and family responsibilities can create stress that impacts our employees and their families. Precision offers all employees access to our Employee Assistance Program that provides confidential counseling for personal issues, financial planning resources, beneficiary financial counseling, will preparation and legal assistance.

Talent Management

We strive to have high-performing, Passionate People throughout every level of our company. We have implemented systems and processes that help us execute our talent management strategy to maintain a well-trained, highly competent and capable talent pool, both in the field and corporate positions with a broad range of business experience throughout market cycles.

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SCHOOL OF TOUGHNECKS

We provide hands-on field and safety training. In addition, we provide career path and development training for our drilling and service rig employees, which includes core competencies for advancement in all levels of our organization.

SCHOOL OF LEADERSHIP

We have developed and implemented a New Leader Training Program, a Management Development Program, an Accelerated Development Program, and a Leadership Development Program for new and experienced leaders to hone and expand their management and leadership skills.

PD UNIVERSITY

In 2018, we created PD University, an online hub where employees can access training resources through our new centralized learning and development resources. We enhanced it in 2019 and 2020 and are currently enjoying its benefits in 2021.

In 2018, we created the Precision Drilling University Resource Centre (PD University), an online hub where employees can access competencies, training resources, and development programs. PD University is divided into two segments: the School of Toughnecks and the School of Leadership. The School of Toughnecks focuses on the development and dissemination of training to develop the best crews in the industry, ensuring that our field employees have the skills, knowledge and abilities they need to deliver our High Performance commitment. The School of Leadership is focused on developing new and experienced leaders. The curriculum is designed and delivered by our executives with support from our organizational development and learning professionals.

In 2020, we took advantage of PD University, specifically our investment in e-learning resources. During the COVID-19 pandemic, Precision employees were able to access and continue their professional development by utilizing our PD University resources while working remotely.

Our proactive talent management strategy helps us maintain a strong, agile workforce when the industry experiences manpower shortages during peak operating periods, and most importantly to retain and attract employees when the industry rebounds. In 2020, over 2,400 employees were trained at Precision facilities in Canada and U.S. on Precision’s culture, rig roles and responsibilities, well control, tools and equipment, HSE standards, leadership, and communication. During the COVID-19 pandemic, we continued the development of our employees, training over 2,100 corporate and field base employees via e-learning and virtual learning through the use of remote video conferencing software.

Our talent management strategy helps Precision to:

▪	retain experienced field personnel during market cycles
▪	support targeted recruitment initiatives, and
▪	reward the achievement of our short-term and long-term strategic objectives.

As part of our employee engagement strategies, we offer company-supported social activities to promote philanthropy and community engagement collaboration, work-life balance and interaction with the families of our employees. We also hold annual wellness campaigns to support the health and well-being of our employees and hold ticket draws to concerts, sporting events, and other entertainment events to provide employees with social opportunity incentives.

Scholarship Program

We recognize the value of post-secondary education and supporting the development of the future workforce of the oilfield services industry. Due to our cash conservation efforts in 2020, we suspended our long-standing scholarship program that assists children of employees who plan to continue their journey in college or vocational school programs. However, we did maintain and recognize the legacy of numerous long-serving employees who have retired from the company by funding annual scholarships with several education institutions across North America in the name of the retiree. In 2020, we again supported many great institutions with both financial and time-based investments.

We have also been a long-standing contributor to the Houston Livestock Show and Rodeo scholarship program. As one of the largest scholarship providers in the U.S., the Rodeo has presented more than 19,000 scholarships valued at over $230 million since 1957. In the future, we will remain focused on these types of investments into our communities.

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High School and University Internship Programs

In 2020 due to COVID-19 pandemic-related office closures, we suspended our summer internship program. However, we are looking forward to resuming the program in 2021. In past years, Precision initiated industry exposure efforts by broadening students’ technical education and familiarity with our industry through Career Days. In 2019, we hosted 59 interns from 30 universities working in Canada and the U.S with nationalities represented from North and South America, Western and Southern Africa, Southeast Asia, and Northern Europe. We believe our summer internship program provides an important talent pool for our permanent hires and provides participants with practical experience that cannot be obtained in the classroom and is an excellent introduction to the oil and natural gas industry.

Philanthropy and Community Engagement

We are proud to invest in causes that are important to our employees, customers and the communities where we operate. Throughout 2020, our corporate giving program contributed to several exceptional health and human services organizations and youth programs. Due to the COVID-19 pandemic, our 2020 community engagement opportunities were limited compared to previous years. However, Precision continued to volunteer through a number of organizations detailed below.

For over 30 years, one of our proudest partnerships in Canada has been with the STARS Foundation which provides rapid and specialized emergency care and transportation for critically ill and injured patients. STARS operates 24/7 bases in Calgary, Edmonton, Grande Prairie, Regina, Saskatoon and Winnipeg which are well aligned to provide critical support to remote field operations and employees both on and off the job residing across Western Canada.

In 2020, we continued our multi-year partnership with the Heritage Park Society of Calgary to support the Natural Resources Project, “Keeping Alberta’s Story Alive.” The Heritage Park Society restores, builds and creates programs in the Natural Resources Area for the education of nearly 700,000 annual attendees and students at Heritage Park.

Additionally, we have continued our longstanding partnership with the Heart and Stroke Foundation of Canada supporting the Jump-Rope-For-Heart program which impacts over one million children annually in 4,000 schools across Canada.  This program focuses on promoting health, saving lives, enhancing recovery and provides funding to support medical breakthroughs that tangibly improve Canadians’ heart and brain health.

Our financial commitments in 2020 included:

United Way – Alberta Capital Region delivers a network of services and programs for communities in poverty by working together with finding partners, government and community organizations
Alberta Children’s Hospital provides funding the highest excellent care for children and youths in Calgary
Continued strategic alliance with STARS in Canada through sponsorship of the 2020 PSAC STARS & Spurs Gala and funds to support air rescue operations
Continued supporting the Alberta Heart & Stroke (Jump-Rope-for-Heart Program)
Continued supporting the Houston Livestock Show & Rodeo Scholarship program
Supported the Derricks and Diamonds Charity Softball Tournament benefiting the Texas Children’s Hospital
Canadian Cancer Society
Attended Whisper Gala hosted by YMCA
MS 150 event was cancelled but raised funds for the National Multiple Sclerosis Society
Dad-Daughter Gala for Kids Cancer Care
Heritage Park Society

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Calgary Mental Health Association
The Children’s Fund provides critical services to disadvantaged children across the greater Houston area
Donated 200+ toys in toy drive to Texas Children’s Hospital

Spindletop Charities of Houston provides aid programs targeting child abuse prevention, pediatric medical research, drug and alcohol abuse prevention and rehabilitation, education and scholarships, school safety, therapeutic services and after-school programs, and family health

Volunteering in the Community

We understand the value of volunteering our time and have a desire to do more in the communities where we work. We continue to find new ways to obtain and attract new talent and establish a more purpose-driven and engaged workforce. We encourage our employees to participate in company-sponsored volunteer opportunities. In 2020, employees volunteered over 205 hours of time towards numerous organizations aligned with our giving philosophy including:

Held blood drives for Calgary Blood Drive to ensure life-saving blood products are delivered to hundreds of people across the country each day
Society of Petroleum Engineers
Calgary Women in Energy
Strong, Smart & Bold Breakfast hosted by Girls. Inc of Greater Houston

Industry Engagement

Our commitment to the energy industry is evidenced by our participation in a number of non-profit organizations, such as Canadian Association of Oilwell Drilling Contractors (CAODC), International Association of Drilling Contractors (IADC), the Modern Miracle Network and the Fraser Institute. Kevin Neveu is an active member of IADC’s Executive Committee, serving as Chairman in 2019. In 2020, he was also named IADC’s Contractor of the Year. Kevin is also a member of the advisory council for the School of Public Policy at the University of Calgary, influencing the strategic approach to public policy in Canada. Gene Stahl, our Chief Marketing Officer, has served on IADC’s board and Executive Committee since January 2020. Ross Pickering, Senior Vice President, Global Operations Excellence has been a Director of CAODC for 13 years and also served as Chairman of CAODC from 2012 through 2014. He is currently CAODC’s Vice Chairman and Incumbent Chairman until 2022. Since 2018, we have supported the Modern Miracle Network in their efforts to promote Canada as a leading economic partner and responsible energy supplier to the world. Since 2014, we have also partnered with the Fraser Institute to influence Canadian social policy and government accountability.

Canadian Association of Oilwell Drilling Contractors
International Association of Drilling Contractors
Modern Miracle Network
Fraser Institute

Indigenous Relationships

Precision recognizes the history and diversity of Indigenous peoples.  Our relationships help create opportunities and deliver outcomes beneficial to our Indigenous partners, the communities in which we all live, and our customers.  Precision strives to support local Indigenous communities through ongoing engagement, employment and mutually beneficial business opportunities.  Precision currently has a number of successful relationships with Indigenous Nations across Western Canada, including joint venture, collaboration and benefits agreements.

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GOVERNANCE

Corporate Governance, Ethics & Compliance

As we strive for sustainable operations, we work to be financially, environmentally, and socially responsible. We are determined to uphold a culture of integrity and accountability in making decisions, managing risk, and building relationships. At all times we are guided by our Core Values, Key Beliefs, and good corporate governance principles. To sustain the trust of our stakeholders, we remain committed to our internal resources, which promote Board independence, proactive shareholder engagement, risk management and ethics and integrity principles.

Precision is committed to ethical behavior through our Code of Business Conduct (the Code), and our employment policies and practices. The Board and our external and internal auditors provide oversight and ensure compliance throughout our organization. Our internal audit function reports directly to the Audit Committee of the Board.

Governance Guidelines

Our Corporate Governance Guidelines outline the composition, structure, procedures, and policies that guide our Board of Directors on the qualification, responsibilities, and compensation of our directors. These guidelines are reviewed annually and serve as a guidepost for the Board. Topics pertaining to corporate citizenship, governance and sustainability are also routinely reviewed at meetings of the Board and its committees.

The Board provides comprehensive oversight of the management and governance of Precision. Throughout 2020, our Board had at least eight members. All directors stand for election at our annual meeting of shareholders. The CGNRC performs an annual evaluation of Precision’s director criteria, Board diversity profiles, and skills and experience. This committee also performs assessments of the Board, committees, and individual directors.

In 2020, we formalized our rules and procedures governing directors’ memberships on external boards in a new External Directorship Policy. This policy clearly delineates Precision’s expectations regarding directorship time commitments and good governance standards.

Our Code of Business Ethics

We believe ethical behavior is fundamental to the way we do business. Our Code ensures every director, executive officer, manager, employee, and contractor represents Precision’s values. The full text of the Code is available at www.precisiondrilling.com.

We have a robust, proven corporate governance system that is effective in ensuring a transparent culture. It allows for ethical issues to be reported, assessed and resolved in a timely manner. This system employs a strong body of policies, enforcement mechanisms and a closed-loop resolution process of issues that are reported.

The Code addresses the following key areas, among others:

▪ financial reporting and accountability ▪ maintaining confidentiality ▪ avoiding conflicts of interest ▪ complying with laws ▪ safeguarding corporate assets ▪ reporting illegal or unethical behavior	▪ fair dealing ▪ disclosure ▪ anti-retaliation ▪ data and privacy security ▪ bribery and corruption ▪ harassment and discrimination

Every director, executive officer, manager, and employee must annually acknowledge that they have read, understood and will abide by the Code. Each member of the senior management team must also certify quarterly whether they are aware of any breaches of the Code. In-person and online training is provided annually to all permanent employees and covers an array of topics related to business conduct and ethics.

EthicsPoint Hotline

A hotline is available for anyone within or outside of Precision to confidentially and anonymously report any suspected illegal or unethical conduct or breach of our policies. With the oversight of the Audit and HRCC Committees, there were no ethics incidents in 2020 that required disclosure and 100% of the issues reported through the hotline were reviewed and resolved. An independent third party operates the hotline and notifies the Chief Compliance Officer (CCO) immediately upon receiving a complaint.

In 2020, Precision enhanced our EthicsPoint Hotline internal process by streamlining the procedures for reviewing all complaints. Our CCO is responsible for initially reviewing all EthicsPoint complaints and delegating complaints to the proper internal department based on the subject matter. All complaints are then investigated by our legal, internal audit or human resources

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departments, based on the subject matter of the allegation. All reports based on such investigations are provided to the CCO for final reviews and then reported quarterly to our Compliance Committee. Once the Compliance Committee has reviewed all reports, management then presents the reports to the Audit Committee or the HRCC, depending on the nature of the allegation.

Internal Policies

We work proactively to ensure our workforce and the Board understand their obligations to uphold our standards and the law when it comes to ethics and compliance. We have developed internal corporate policies, in addition to our Code, to guide our directors, officers, and employees in meeting our standards and fulfilling our responsibilities to our shareholders, governmental, and regulatory authorities, business partners and each other. The following are some of our internal policies that we have put in place to ensure compliance and to reflect our current business practices.

Human Rights

Precision respects Human Rights as a fundamental value.  Our objective is to promote Human Rights throughout our organization, our customers, operations, and entities with which we do business.  Our Compliance Department is responsible for the execution and maintenance of our Human Rights policy detailed in the Code.  Our policies aim to help identify and prevent any threats to Human Rights.  If a breach is identified, we work diligently to ensure a fair and impartial remediation.

Anti-Bribery and Anti-Corruption

We recognize that we operate in some countries with a low ranking on the Corruption Perception Index, as compiled by Transparency International. Precision has an Anti-Bribery and Anti-Corruption Policy that sets out the Company’s standards for detecting and preventing corruption. Our Compliance Department provides mandatory, comprehensive training annually on issues dealing with bribery and corruption for key groups of employees. Additionally, in-person training is delivered throughout the organization and scheduled as needed.

There have been no internal or external investigations regarding non-compliance with anti-bribery and corruption laws or our policies and there are currently none underway. Our Compliance Department continually monitors intermediaries through internal reviews and assistance from a third-party vendor. Our due diligence procedures generate a risk score for intermediaries. Based on the results, due diligence recommendations are completed and monitored through an intermediary database.

International Trade – Sanctions

Our international trade policies are designed to ensure compliance with applicable laws and regulations governing the export and import of Precision’s products, services, software, and technology to areas where we conduct or plan to conduct business. In 2019, we conducted a comprehensive assessment of our international trade policies and completed the refreshment of our international trade manual in 2020.

Precision complies with all export control, sanctions, and hiring, of the countries where we operate, including Canada and the U.S. Precision also complies with the anti-boycott laws of the U.S.

While Precision’s products, services, software, and technology are generally not military in nature, some purely commercial or civilian items are regulated because they have a “dual-use,” meaning they could be used for military, weapons proliferation, or other nefarious use even though we and our business partners do not use them for such purposes.  Therefore, Precision ensures that no such items are exported without the appropriate authorization.

It is our general policy that no U.S. incorporated or U.S. based affiliate of Precision, no non-U.S. entity subject to U.S. jurisdiction (including foreign entities owned or controlled by a U.S. party), no U.S. citizen or resident employee wherever located, or no non-U.S. employee or resident while acting in the United States, may participate in, approve, facilitate, assist, advise on, or support any transaction involving countries sanctioned by the U.S. government (e.g., Cuba, Iran, Syria); companies organized in, or owned or controlled by the governments of those countries; or sanctioned parties.

Clawbacks

Our senior leadership team is held accountable for their decisions. As such, we have designed our compensation plan so any consequences stemming from our policies, employment agreements and incentive plans align with Precision’s best interests.

Our Clawback Policy entitles us to recoup some or all incentive compensation awarded or paid to our senior leadership team, including our CEO, both past and present, if:

▪	there was a restatement of our financial statements for a fiscal year or fiscal quarter when they were with Precision, or
▪	there was an error in calculating executive compensation during their time with Precision, or
▪	the member of the senior leadership team engaged in misconduct, including fraud, non-compliance with applicable laws and any act or omission that would entitle an employee to be terminated for cause.

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The Policy applies to all forms of incentive awards including bonuses, restricted share units, performance share units and stock options.

Insider Trading

Our Insider Trading Policy applies to all directors, executive officers, managers, and employees. Reviewed annually by the CGNRC, the Policy:

▪	sets out our obligations to stock exchanges, regulators and investors
▪	prohibits “tipping” or the purchase or sale of Precision shares while in possession of undisclosed material information
▪	establishes a regular black-out calendar
▪	prohibits short-term trades, purchases on margin, short sales, trading in derivatives, or hedging the value of Precision shares through specific financial instruments
▪	requires insiders to pre-clear trades of Precision shares, and
▪

prohibits insiders from participating in equity monetization transactions involving any unvested equity awards under our long-term incentive plans or Precision shares that constitute part or all our terms for meeting our minimum share ownership guidelines.

Privacy

Precision has a Privacy Policy and our organization respects and is committed to protecting the privacy and security of all personal information collected by Precision.  We recognize the importance of having effective privacy protections in place and are committed to complying with applicable privacy laws and regulations in our various jurisdictions, supplemented by our internal policies and standards.

Our Chief Privacy Officer (CPO) is responsible for ensuring our internal policies are implemented and maintained.  The CPO ensures the appropriate personnel understand our Privacy Policy and provides all necessary guidance to assist with implementing and monitoring of the Privacy Policy.

Our Privacy Policy details what personal information is, how we collect, share, use and protect this information, and how employees can exercise their privacy rights. We process personal information for the purposes set out in our Privacy Policy and if we need to process personal information for other purposes, we provide notice to the employee and, if required by law, seek their consent. In 2019, we updated our Privacy Policy to ensure compliance with various regulations and provided privacy training to all corporate employees.

We have implemented appropriate physical, technical and organizational security measures to secure personal information against accidental loss and unauthorized access, use, alteration or disclosure.  In addition, we limit access to personal information to those employees, agents, contractors and other third parties that have a legitimate business need for such access. Each department is responsible for the security of information in its custody and implement measures to keep such information safe.

Avoiding Conflicts of Interest

The Board is committed to making decisions in the best interests of Precision and considers the interests of our shareholders, securityholders, customers, employees, suppliers, communities where we operate, the environment, governments, regulators and the general public.

From time to time, directors may face potential conflicts of interest related to our business. Some directors may hold management or director positions with customers or with other oilfield services providers that may be in direct competition with us. Some may also be involved with entities that periodically provide financing or make equity investments in companies that compete with us. Any conflicts are subject to the procedures and remedies set out under the Business Corporations Act (Alberta). If directors find themselves in a conflict of interest, they advise the Chairman of the Board, abstain from participating in any discussions and voting on the matter or excuse themselves from the meeting.

Our employees are also required to disclose any potential conflicts of interest. The conflicts disclosed are reviewed by our Audit and Compliance departments and resolved in accordance with the Code.

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Public Policy & Lobbying

Precision is politically neutral and does not engage in political activities or make political contributions. We may not use company funds or assets for political purposes. However, we are active members of various associations that conduct lobbying on behalf of the oil and natural gas industry, and we allow lobbying on behalf of Precision’s interests, in accordance with all federal and provincial regulations. The CEO must approve all such requests for financial support for these associations.

Our policy requires that employees inform the CCO of any company communication with government officials, including elected officials and bureaucratic staff. However, this does not include dealings with regulators on ordinary matters (the Alberta Energy Regulator, Occupational Health & Safety officials and other regulators in Canada, the U.S. or internationally that interact with Precision in the ordinary course of business), unless their actions raise questions under our policies.

Diversity and Inclusion

Employee Diversity

Delivering strong operational and financial results in today’s environment require the expertise and positive contributions of every Precision employee. We seek to bring a diverse range of thoughts, experiences, and points of view to complement our strategy and decision-making process. This is why we have made a commitment to be an inclusive workplace free from discrimination, harassment, workplace violence and retaliation. Our diversity and inclusion policy prohibits discrimination of any kind and promotes diversity and inclusivity among our employees, management and the Board.

We adopted a diversity and inclusion policy in 2015 that considers gender, race and other factors with the objective of promoting diversity and inclusion among our employees, management team and the Board to foster an environment where we can draw on the widest range of knowledge, skills, perspectives and experience. We continue to review and update this policy annually and measure compliance and progress in order to develop new initiatives to move the needle in our diversity efforts. As a company with operations in several countries, we place high importance on ensuring that we have a diverse management team and Board.

We aim to create a workplace free from discrimination by posting gender-neutral job listings for positions throughout the organization. We encourage all employees or individuals, who meet the criteria (irrespective of gender) to apply for all positions.

Management Diversity

Increasing diversity at the management level is essential to maintaining our competitive advantage and is a factor in managing our talent pool and making strategic hires.

The executive leadership team reviews the talent pool regularly and considers the individual’s development, industry experience, background, race, gender and other factors before recommending executive appointments to the Board for approval. The Board also considers the representation of women and geographic diversity, amongst other factors, in executive positions when reviewing the management succession plan and approving executive appointments. We do not have specific gender targets as we believe merit of the candidate and needs of the organization must be paramount.

Board Diversity

When recruiting new directors, the CGNRC considers candidates on merit. It considers our vision and business strategy, the skills and competencies of the current directors, any gaps in Board skills, and the attributes, knowledge and experience new directors should have to best enhance our business plan and strategies. The CGNRC also considers diversity as part of this process, including the level of female representation on the Board. When assessing Board composition or identifying suitable candidates for appointment to the Board, the CGNRC will include a slate of minority candidates for all open Board seats. We have not adopted targets for female directors because we believe merit of the candidate and needs of the organization must remain paramount. We believe our process of reviewing candidates on a variety of factors is more appropriate because it includes gender as well as ethnicity, geographic location and other experience. However, in 2019, we amended our diversity policy to ensure qualified female candidates are included for all open Board positions.

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In the last seven years, two out of our four new directors have been women. We are firmly committed to gender diversity and are mindful of the need to pursue qualified female candidates. The CGNRC ensures the list of potential director candidates includes qualified women, but the Board’s decision to appoint or nominate a director is based on qualifications of candidates and the particular needs of the Board at that time. The Board believes it must also have the flexibility to add qualified board members when they become available, and this may mean appointing female or male directors, as appropriate.

Reporting and Accountability

The Human Resources department reviews the structure, size, pay equity and composition of our workforce annually and prepares a report for the Chief Administrative Officer and the Chief Executive Officer (CEO). Similarly, the executive leadership team meets regularly to assess its optimum composition, and annually provides a report to the CGNRC.

The CGNRC also monitors Board diversity and prepares an annual report for the Board that includes information about factors to consider when recruiting new directors.

Enterprise Risk Management

Precision employs a comprehensive Enterprise Risk Management (ERM) program that proactively assesses material risks to the organization and manages several robust mitigation strategies.

ERM Oversight

The Precision Board maintains an active approach in overseeing the internal risk function. The Board performs timely review of all risk related matters, including assessment of the Company’s internal Risk Matrix and receiving quarterly updates from its delegated internal Risk Committee.

Precision Drilling’s senior management team is primarily responsible for monitoring all macro, organizational and sustainability related risks on a frequent basis. The ERM process is led by Precision’s Senior Vice President, General Counsel and Corporate Secretary, and supported by the Company’s entire officer group, which ensures that all material risks are identified and that proper mitigation strategies are fully implemented.

ERM Function

Precision’s ERM process is a continuous, thorough, and forward-looking evaluation of enterprise-level risks that could directly or indirectly impact the organization’s ability to operate. The Company’s designated Risk Committee manages an internally developed Risk Matrix, which, outlines all identified risks to the organization and their resulting compounding effects on other related challenges. The Risk Committee reviews all findings on a quarterly basis, identifies new potential risks for the organization, and proposes enhancements to mitigating efforts. Documented findings are reviewed by Precision’s CEO and presented quarterly to the Board of Directors for further collaboration to ensure effective oversight of the Company’s risk function.

ERM Link to Sustainability

We acknowledge the Company’s various sustainability-related responsibilities when managing the ERM function. Precision continuously monitors various risks related to its ESG performance, specifically identifying several risks and mitigation opportunities for the following:

▪	Environmental impacts, including climate change, air and water pollution and energy efficiency
▪	Social factors addressing corporate culture, inclusiveness and our world-class safety program, and
▪	Governance controls throughout the organization to ensure ethical conduct and transparency.

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Supply Chain Management

Our Supply Chain provides essential support to our business operations and extends our commitment to sustainability beyond our doorstep.

We engage suppliers, consultants, and independent contractors to assist in running our global operations. These suppliers provided goods and services such as materials, equipment, construction, labor, transportation, office products and services, benefits administration, accounting, legal and engineering services. These reliable, highly capable and trusted partners share our core values and drive for superior results. Our suppliers achieve high safety and ethical standards, offer innovative, value added capabilities, understand our business, embrace quality procedures and processes, and offer superior technology, cost, or service advantages.

We manage supply risk, through our comprehensive selection process. We predominantly use U.S. and Canadian domestic suppliers, which are bound by U.S. and Canadian laws and regulations. We ensure that these suppliers comply with their obligations and the law before entering into contractual arrangements.

Internationally, we manage supply chain risk by stringently vetting suppliers and following specific processes to determine the appropriate type of due diligence required before engaging with them. Our Anti-Corruption compliance policy require certain high-risk suppliers to successfully complete an added layer of due diligence, receive anti-bribery training, and undergo frequent audits.

2020 Vendor Spend by Country

UAE
2.09%
SAUDI
ARABIA
6.79%
KUWAIT
7.1%
CANADA
27.5%
USA
56.5%

We expect all suppliers to comply with our Code.  We emphasize our expectations of suppliers in areas of legal and ethical compliance; environmental, health, safety and security; conflict minerals; conflict of interest; human rights; diversity; and compliance assurance.

Our approach to managing supply chain focuses on two elements that are critical to maintaining our commitment to being a valued partner:

▪

Creating prosperity through local and inclusive economic opportunity: Our supply chain is one of our most powerful tools for creating prosperity in the communities where we operate.  We spent more than $457 million and $275 million in total goods and services in 2019 and 2020 respectively, much of it going to locally owned companies.  Precision recognizes that the positive local impact of our supply chain investments can be amplified by the sourcing decisions of our suppliers.  These relationships create an opportunity for local businesses to gain access to new technology, bring their processes up to international standards and train their people on the latest industry practices.

▪

Encouraging our partners to meet high standards of ethical, safety, social and environmental performance: Our expectations of our contractors and suppliers, as well as the standards to which we hold them, help raise the bar for thousands of companies on issues such as respecting human rights and health, environment, and safety practices.

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Corporate Governance Material Available on Our Website

Our Corporate Governance Guidelines set forth our governing principles for an effective functioning Board. They are reviewed annually, revised in response to changing governance practices and requirements, and are posted on the Corporate Governance section of our website at https://www.precisiondrilling.com/investor-relations/corporate-governance/overview/default.aspx.

Other information related to the corporate governance of Precision is available on the Corporate Governance section of our website, including:

▪ Corporate Bylaws	▪ Code of Business Conduct and Ethics
▪ Board of Directors Charter	▪ Audit Committee Charter
▪ Audit Committee Charter	▪ CGNRC Charter
▪ HRCC Charter	▪ Policy on Majority Voting
▪ Procedures for communicating complaints and concerns

Feedback

We believe in building a feedback rich culture and encourage ongoing engagement with our employees, shareholders and other stakeholders. Please contact us at investorrelations@precisiondrilling.com with your feedback.

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C - CORPORATE GOVERNANCE

We are committed to strong corporate governance and believe it is fundamental to generating long-term shareholder value.

This section discusses our governance policies and practices and the role and functioning of our Board and our expectations of directors.

52	Our Approach to Governance
	52	High Standards
	52	Disclosure

53	Board Governance
	54	Independence
	54	Avoiding Conflicts of Interest
	55	Board Priorities
	57	Board Effectiveness
	58	Board Succession
	58	Communicating with the Board

59	Committee Reports
	59	Audit Committee Report
	60	Corporate Governance, Nominating and Risk Committee Report
	61	Human Resources and Compensation Committee Report

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OUR APPROACH TO GOVERNANCE

Precision is a public company and our shares are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).

We comply with corporate governance guidelines for Canadian companies listed on the TSX, and the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the U.S. Securities and Exchange Commission (SEC).

Our corporate governance practices meet or exceed the guidelines adopted by the Canadian Securities Administrators (CSA) set out under National Policy 58-201 – Corporate Governance Guidelines and the SEC rules that apply to us.

The only major differences between the governance practices set by the TSX and the NYSE standards for U.S. domestic companies listed on the NYSE relate to shareholder approval of equity compensation plans and the external auditor. You can find an explanation in the investor relations section of our website (www.precisiondrilling.com).

High Standards

Our transparent culture of governance and ethical behaviour is fundamental to the way we do business.

We monitor regulatory developments and governance best practices and adopt regulatory changes that apply to us as a dual-listed issuer in Canada and the U.S., and governance practices that are appropriate for us.

The Board reviews our governance charters, guidelines, policies and procedures regularly to ensure they are appropriate and that we maintain high governance standards.

Our following governance charters and policies are posted on our website:

▪	articles of amalgamation
▪	by-laws (including our advance notice policy)
▪	majority voting policy
▪	board and committee charters
▪	corporate governance guidelines
▪	position descriptions for the Chair of the Board, committee chairs and the President and Chief Executive Officer
▪	code of business conduct policy
▪	a summary of the main differences between the NYSE corporate governance standards and our governance charters and policies.

The governance disclosure in this Circular meets the requirements under National Instrument 58-101 – Disclosure of Corporate Governance Practices, specific rules adopted by the SEC and Sarbanes-Oxley Act, NYSE rules and Canadian rules relating to audit committees under National Instrument 52-110 – Audit Committees. The Board has approved this disclosure on the recommendation of the Corporate Governance, Nominating and Risk Committee.

Disclosure

We issue timely, fair and accurate disclosure of all material information relating to Precision to keep shareholders and the public informed about our business affairs and activities.

Our Disclosure Policy is critical to maintaining our integrity. Each director, executive officer and employee has an obligation to make sure we conduct ourselves according to the policy and its objectives. We review the policy regularly and update it as appropriate.

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BOARD GOVERNANCE

The Board of Directors oversees the conduct of our business, provides direction to management and ensures that all major issues affecting our business and affairs are given proper consideration. It believes in respect, trust and candour and fosters a culture of open dialogue.

You can read more about the Board duties in the Board charter on our website (www.precisiondrilling.com) and in the Appendix starting on page 101.

The Board has established three independent standing committees to help it carry out its responsibilities effectively. It may also create special ad hoc committees from time to time to deal with other important matters. It may also delegate certain responsibilities to management from time to time, as permitted by law.

SHAREHOLDERS
Board of Directors
Responsible for the stewardship of our business
Audit Committee
Responsible for our financial reporting, internal control systems and external auditors
Corporate Governance, Nominating, and Risk Committee
Responsible for corporate governance, enterprise risk and board composition and assessment
Human Resources and Compensation Committee
Responsible for human resources programs, compensation governance and executive compensation
Ad Hoc Committees
Special committees created by the Board
External Auditors
Independent Advisor
MANAGEMENT

Each committee has a charter and terms of reference, and each committee chair has a position description which is approved by the Board. Led by the committee chair, each committee sets annual goals with its members and management, taking into account the committee charter, our strategic vision, the annual business plan and issues raised through our engagement with shareholders or governance organizations. Each committee assesses progress made towards annual goals quarterly.

 You can read more about the committees beginning on page 59 and find the committee charters and position descriptions on our website (www.precisiondrilling.com).

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Independence

A majority of the directors must be independent for the Board to carry out its duties and responsibilities effectively. Seven of our eight nominated directors (88%) are independent.

The Board determines whether each director is independent, using criteria that meet the CSA’s standards as set out in National Instruments 52-110 and 58-101, National Policy 58-201 and the NYSE corporate governance standards. The Board has determined that only Mr. Neveu is not independent because of his role as President and Chief Executive Officer.

A director is considered independent if he or she does not have a direct or indirect material relationship with us. A relationship is material if it could reasonably be expected to interfere with a director’s ability to exercise independent judgment.

Strong and Committed Board

▪  The majority of our directors are independent

▪  All directors have senior leadership experience and they represent a diverse mix of skills and experience

▪  All directors attended all board meetings and their respective committee meetings in 2020.

Directors must provide the CGNRC information about their business and other relationships they also have with Precision (and our affiliates) and senior management (and their affiliates) when they join the Board. They must advise the CGNRC if there is a material change to their circumstances or relationships that could affect the Board’s independence assessment. In 2020, the CGNRC did not determine that any material relations exist between Precision and the independent directors based on the completed questionnaires about employment history, affiliations, and family and other relationships.

Independent Chair

Steven Krablin has served as the Chair of our Board since May 2017 and is an independent non-executive director. Mr. Krablin has been a Precision director for approximately five years – you can read more about Mr. Krablin in his profile on page 19.

The Chair provides leadership to the Board, is responsible for its effective functioning and is the primary liaison between the Board and management. Duties include:

▪ensuring we adopt and comply with procedures that allow the Board to conduct its work effectively and efficiently

▪setting the agenda for Board and shareholder meetings, presiding as Chair at all Board and shareholder meetings and ensuring there is free and open discussion at each meeting

▪ensuring the Board receives timely and relevant information

▪ensuring the Board reviews and approves corporate strategy developed by management, and

▪monitoring the implementation of our corporate strategy.

The Board approved a written position description for the Chair and reviews it every year. The position description is available in the corporate governance section of our website (www.precisiondrilling.com).

Meeting In Camera

The independent directors meet without management at every Board and committee meeting. The Board met eight times in 2020. Board and committee meetings do not run for a fixed length of time, so directors have sufficient time for open and frank discussions about the agenda items and any issues of concern.

Avoiding Conflicts of Interest

The Board strives to make all decisions in the best interests of Precision and considers the interests of our shareholders, customers, employees, suppliers, communities where we operate, the environment, governments, regulators and the general public.

Directors must also disclose if any time they face potential conflicts of interest related to our business. Some directors may hold management or director positions with customers or with other oilfield services providers that may be in direct competition with us. Some may also be involved with entities that periodically provide financing or make equity investments in companies that compete with us. Any conflicts are subject to the procedures and remedies set out under the Business Corporations Act (Alberta). If directors find themselves in a conflict of interest, they will advise the Chair and abstain from participating in any discussions and voting on the matter or excuse themselves from the meeting. Directors are required to confirm annually (or as needed) that no conflict of interest exists.

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Board Priorities

Strategy and Budget	+	Risk Oversight	+	Internal Controls	+	CEO Oversight	+	Succession Planning	=	Board Priorities

Strategy and Budget

The Board is responsible for our strategic direction and approves our strategic plan annually.

Management develops the strategic plan and assesses strategic issues with the Board throughout the year. We hold an annual strategic planning session with the Board and management to review the strategic plan, discuss strategic issues like corporate opportunities and the material risks facing our business. We also do a look-back assessment of key strategic initiatives and revise the strategic plan based on our progress, and then establish our annual corporate goals and objectives.

The Board also holds an annual budget planning meeting with management to review and approve the business plan and the operating and capital budgets for the coming year.

The Board must approve all significant transactions, including key borrowing and financing decisions.

Risk Oversight

We face many risks as part of our business activities, including operating, financial, governance, health and safety, environmental, cybersecurity, compensation, strategic and reputational risk (you can read more about our risks in our Annual Information Form, and a discussion of compensation risk on page 66).

Management is responsible for identifying the principal risks of our business and implementing systems and processes to manage risk effectively. We employ a comprehensive ERM program that proactively assesses material risks to the organization and manages several robust mitigation strategies.

The Board has overall responsibility for risk oversight and assigns specific risks to its committees:

Committee	Risk Responsibilities
Audit	Oversees financial risks
Human Resources and Compensation	Oversees compensation risk and talent management and succession risk
Corporate Governance, Nominating and Risk	Oversees overall governance and risk management framework

The Board maintains a very active approach overseeing the internal risk function. The Board performs timely review of all risk-related matters, including assessment of the Precision’s internal risk matrix and receiving quarterly updates from its delegated Internal Risk Committee. In addition, management provides regular comprehensive updates on risk to the Board and committees regularly (you can read more about our ERM program on page 48).

You can read about the specific activities of each committee beginning on page 59.

Internal Controls

The Board is responsible for overseeing the integrity of our internal controls and management information systems, and delegates oversight responsibility for the controls over accounting and financial reporting systems to the Audit Committee.

Quarterly reporting to the Board and Audit Committee provides reasonable assurance that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for and our assets are safeguarded:

▪	management establishes and maintains an adequate system of internal control over financial reporting, and updates the Audit Committee quarterly
▪	the Chief Financial Officer presents our financial results and forecasts to the Audit Committee quarterly
▪	we conduct an enterprise-wide certification process quarterly to reinforce risk accountability and compliance at all levels, and
▪	management reviews the results and updates the Board every quarter.

Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing reasonable assurance as of December 31, 2020. KPMG audited our internal controls over financial reporting as of that date and provided an unqualified opinion. It also provided an unqualified opinion on our consolidated financial statements for the 2019 and 2020 fiscal years.

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CEO Oversight

The CEO is appointed by the Board and is responsible for leading our business day to day. His key responsibilities include articulating our vision, developing and implementing a strategic plan that is consistent with our vision, and focusing on creating value for shareholders.

The CEO’s annual objectives are specific, quantifiable goals. The HRCC recommends the CEO’s annual objectives to the Board for approval and assesses the CEO’s performance against these objectives at the end of the year.

The Board has approved a position description for the CEO, which is available in the corporate governance section of our website (www.precisiondrilling.com).

The Board has established clear limits of authority for the CEO. These mainly relate to his financial authority, approval of significant or material transactions and any departures from the strategic plan. The CEO is accountable to the Board, and the Board conducts a formal review of his performance every year.

Succession Planning

The HRCC oversees succession planning for the CEO and other key roles and has an emergency succession plan if something unexpected happens.

Management provides annual updates to the HRCC, and the CEO meets in camera with the HRCC every year to review the depth of the talent pool and succession capacity for critical roles.

Our succession strategy is a combination of promotion from within and external recruitment for key positions. This ensures a smooth and timely transition at senior levels, minimizes disruptions caused by changes in leadership and maintains consistency in business strategy, practices and culture.

The Board considers a range of skills, experience and diversity, including the proportion of female executives, when considering executive appointments. We have not, however, established gender targets because we believe the merit of the candidate and needs of the organization are the most critical factors in making leadership decisions. We believe the potential for strong leadership skills begins early in a person’s career, fostered by exposure to a broad variety of business opportunities, life experience, and leadership roles with increasing levels of scope and responsibility.

Our objectives are to have high performers in key roles across the organization and to ensure we have a stream of talented people to fill these roles in the future. Developing our people and filling most vacant positions from within helps retain high potential employees, while external recruiting allows for different perspectives and fresh thinking from outside the Company.

Management focuses its attention on all levels of leadership to ensure that there is a well-trained, highly capable talent pool, who have a broad range of business and functional experience and can contribute to a collaborative culture and support our values for building a sustainable and productive organization.

  Talent Management Strategy

∎   Acquire and retain high potential people early in their career

∎   Selectively hire seasoned executives and senior managers

∎   Identify and assess high performers and develop those with potential

∎   Engage talent while monitoring employee development to drive high performance and retention

∎   Provide high potential candidates with opportunities to present to the Board and invite them to Board functions where they can interact with directors and senior executives informally.

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Board Effectiveness

The Corporate Governance, Nominating and Risk Committee implements a comprehensive process for assessing board, committee and director effectiveness annually. This is a key mechanism for board renewal because it involves evaluating the performance, skills and contribution of each director. Through action plans, feedback and monitoring of progress, the CGNRC and Board can ensure continuous improvement of the Board’s effectiveness.

BOARD ASSESSMENT

The Chair of the Corporate Governance, Nominating and Risk Committee (**CGNRC**) conducts formal assessments of the Board and committees and the Chairman of the Board interviews each director. The assessment process covers the following topics, among others:

- Ideal qualities and skills of an effective Board
- Board Charter and Position descriptions of the Chair of the Board
- Results of the board evaluation are shared with directors and areas of improvements are reviewed and aligned with the board and committee goals.

COMMITTEE ASSESSMENT

Each committee Chair receives a peer evaluation, and each committee completes an assessment of its:

- Ideal qualities and skills of an effective committee
- Performance against the goals it sets for the year.

Each committee reviews their Charter and position descriptions. The CGNRC also reviews the Board Charter and Chair of the Board position description.

DIRECTOR ASSESSMENT

The Chair of the CGNRC conducts the assessment of the directors. They also assess each other and conduct a self-assessment. Director assessment has four components:

- Individual interviews with the Chair of the Board
- A peer assessment
- An evaluation questionnaire to gather data to assess board skills, performance, qualities and individual contributions
- A self-assessment.

Directors offer input on ways to enhance the effectiveness of their peers and the Board.

FEEDBACK

The Chair of the CGNRC summarizes the findings for the CGNRC and the Board. The Chair of the Board then discusses the results of the individual evaluations with each director. The evaluation process will also include a review of potential gap areas based on the skill matrix. Directors are also asked to highlight top areas of expertise and rank skill in the matrix based on experience. Directors receive personal feedback on their progress over the year and peer feedback from the Chair of the Board, as described above.

Important Things to Note

Shareholders elect directors to the Board for a one-year term that expires at the end of the next annual general meeting or when a successor is elected or appointed to the Board.

Skills and Experience

We have a dynamic and effective board, with directors who understand our business and possess a broad mix of skills and experience. The CGNRC uses a comprehensive skills matrix to assess Board composition and recruit new director candidates as part of Board succession.

Through regular assessment of our needs and active refreshment over the past several years, we have assembled a Board with a strong mix of industry experience (you can read more about the Board’s skills and experience beginning on page 26).

Tenure and Term Limits

The Board has decided not to establish term limits or a mandatory retirement policy at this time to avoid the possibility of prompting higher turnover and forcing experienced members to leave the Board prematurely, causing the Board to lose continuity and momentum.

The CGNRC reviews the Board’s position on term limits and a mandatory retirement age periodically.

The average tenure of our nominated directors is approximately eight years. This successful and voluntary Board refreshment continues to support our decision not to establish term or age limits. Over the past six years, five directors have retired, and four new directors have joined the Board.

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Board Succession

The CGNRC is responsible for recruiting new directors and qualified candidates are identified by the Board, management and shareholders from time to time.

The CGNRC assesses candidates against criteria approved by the Board, the qualities and skills of the current Board and any gaps in the current mix. It approaches the strongest candidates to determine their level of interest and recommends the most qualified people to the Board for consideration.

The CGNRC assesses candidates based on merit, examining their industry knowledge, financial acumen, leadership skills, depth of exposure to various markets and understanding of our business and customers. It also considers diversity factors such as gender, age, ethnicity and geographic background so the Board benefits from the broader exchange of perspectives through diversity of thought, background, skills and experience. You can read about the Board’s skills on page 26 and our diversity policy on page 47.

The CGNRC is also responsible for the orderly succession of the Board Chair position. The CGNRC uses its director assessment, review of the skills matrix and results of the Board assessment process to identify the most suitable candidates for assuming the role of Board Chair in the future. The new Board meets following the annual general meeting to review the outcome of the meeting and to elect its new Chair.

Nominating Directors

The Board nominates directors for election (or appoints them to the Board between annual meetings) if they have an appropriate mix of skills, knowledge and business experience and a history of achievement.

A shareholder can nominate a candidate for election by submitting the person’s name, background, qualifications and experience to our Corporate Secretary. Our by-laws require shareholders to give us advance notice of any proposal to nominate a director for election to the Board, if the nomination is not made by requesting a meeting, or by making a shareholder proposal following the procedures set out in the Business Corporations Act (Alberta):

▪

Annual shareholders’ meeting – we must receive notice 30 to 65 days before the meeting. If the meeting will be held less than 50 days after we announce the meeting date, notice must be given within 10 days of the announcement of the meeting.

▪	Special shareholders’ meeting called to elect directors (that is not also an annual general meeting) – notice must be given within 15 days of the announcement.

The notice must include information about the proposed nominee and the shareholder making the proposal.

This requirement ensures all Precision shareholders (including shareholders voting by proxy and those voting in person at the meeting) receive adequate notice and information about each nominated director so they can make an informed voting decision.

All nominations are forwarded to the chair of the CGNRC to present to the CGNRC for consideration.

Communicating with the Board

The Board believes in the importance of ongoing engagement with shareholders to understand their concerns and sentiment and having a constructive dialogue about governance, executive compensation and other matters.

The annual advisory vote on ‘say on pay’ is one way we receive formal feedback on executive compensation matters.

We expect the nominated directors to attend the annual general meeting of shareholders, and to be available at the meeting to speak to shareholders, with an exception for this year as a result of us holding a virtual meeting.

Shareholders can contact the Board, the Chair of the Board, or any of the committees or directors through the Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Attention: Corporate Secretary

corporatesecretary@precisiondrilling.com

Phone: 403.716.4500

Fax: 403.264.0251

Shareholder Outreach

The Board adopted a formal shareholder outreach program in 2017 to encourage more dialogue on executive compensation and governance matters. We are in the process of meeting with our shareholder base to discuss our approach to executive compensation. Shareholders have been supportive of our compensation programs and, to date, we have not received any negative feedback.

The Board also meets with shareholders, governance organizations and others on request. Shareholders can contact the Board through Carey Ford, our Senior Vice President and Chief Financial Officer (CFO) at 713.435.6100. The chair of the HRCC leads these sessions and you can read more about the shareholder outreach program in 2020 in his letter beginning on page 63.

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COMMITTEE REPORTS

Audit Committee Report

Chair: William T. Donovan

Members: Michael R. Culbert, Brian J. Gibson, Steven W. Krablin and David W. Williams

Each member of the Audit Committee must be independent and financially literate to meet regulatory requirements in Canada and the U.S., and the NYSE corporate governance standards. The Board looks at the director’s ability to read and understand the financial statements of a business similar in complexity to Precision to determine whether a director is financially literate. The Board has determined that each member of the Audit Committee is independent and financially literate within the meaning of National Instrument 52-110 and the corporate governance standards of the NYSE.

Mr. Culbert, Mr. Donovan, Mr. Gibson, and Mr. Krablin are considered audit committee financial experts under the SEC rules because of their training and experience.

The Audit Committee has three main areas of responsibility:

Financial Reporting

Oversees the quality and integrity of financial reporting and reviews the following to provide recommendations to the Board for approval:

▪	annual audited financial statements and MD&A
▪	quarterly financial statements and MD&A.

Internal Control Systems

Oversees the quality, integrity and performance of our internal control systems for finance and accounting, our internal audit function and our disclosure controls. The Audit Committee receives reports annually on the following:

▪	our disclosure controls and practices
▪	our internal controls over financial reporting
▪	the timetable and process for the CEO and CFO to certify the accuracy of our quarterly and annual securities filings
▪	the work product of our internal audit group.

External Auditors

Responsible for critical audit matters and oversees the external auditors (currently KPMG LLP):

▪	appoints the lead audit partner
▪	reviews the external auditors’ annual audit plan, fees, qualifications, performance and independence
▪	pre-approves all auditing services and non-audit services that the external auditors provide to ensure they remain independent
▪	reviews results of all reports of the external auditors, including the external auditors’ report to shareholders.

The Audit Committee is also responsible for overseeing:

▪	compliance with laws and regulations relating to financial reporting
▪	compliance with the provisions of the Code of Business Conduct and Ethics relating to financial reporting matters
▪	certain financial risks delegated by the Board.

The Audit Committee reviews the Audit Committee charter and position description for the Audit Committee Chair annually.

You can find more information about the Audit Committee in our Annual Information Form, filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The Audit Committee met five times in 2020 and met in camera without management present at every meeting. It also met separately with the Director of Audit Services and with KPMG at these meetings.

The Audit Committee also reviews and approves its charter.

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Corporate Governance, Nominating and Risk Committee Report

Chair: Susan M. MacKenzie

Members: William T. Donovan, Brian J. Gibson, Steven W. Krablin, and Dr. Kevin O. Meyers

The Corporate Governance, Nominating and Risk Committee (CGNRC) is responsible for overseeing compliance with current governance requirements and monitoring emerging issues, developing and implementing best governance practices, and overseeing our approach to enterprise risk management. It is also responsible for conducting director assessments and developing director compensation programs.

Board Operations

Oversees the Board operations from a governance perspective:

▪	assesses the size and composition of the Board
▪	assesses the committees and composition
▪	ensures directors have access to continuing education programs
▪	oversees directors’ compliance with our Code of Business Conduct and Ethics.

Director Compensation

Develops a competitive director compensation package with advice from independent external consultants (currently Meridian Compensation Partners):

▪	reviews director compensation every year
▪	recommends director compensation to the Board for approval.

Board and Director Assessment

Assesses the overall effectiveness of the Board and committees:

▪	develops and implements an evaluation process for continuous improvement in the performance of the Board and committees
▪	assesses the skills appropriate for an effective Board and identifies any gaps in skills or experience when recruiting new director candidates
▪	maintains a Board succession plan that meets our needs and the interests of shareholders.

Director Nominations

Recommends to the Board suitable director candidates for nomination for election:

▪	assesses each director’s competencies and skills and reviews the ideal qualities and skills for an effective Board
▪	assesses new candidates on merit against Board approved criteria approved by the Board
▪	recommends the most qualified people to the Board for consideration
▪	oversees an orientation program for new directors.
▪	monitors Board diversity and prepares annual report for the Board.

Corporate Governance Principles

Carries out corporate governance initiatives:

▪	evaluates our approach to corporate governance to ensure we continue to comply with corporate governance requirements
▪	assesses and implements evolving good governance practices and standards
▪	reviews key corporate policies including the Code of Business Conduct and the Insider Trading and Disclosure policies
▪	reviews and monitors corporate responsibility strategy
▪	assesses management’s annual diversity report
▪	reviews the Board and CGNRC charters and position descriptions for the Chair of the Board, CEO and CGNRC Chair.

Enterprise Risk Management

Ensures Precision actively evaluates its business risks:

▪	evaluates our approach to enterprise risk management to ensure we assess risks that may impede achievement of our business objectives
▪	reviews our risk insurance programs and our emergency response plan
▪	oversees our foreign anti-bribery and anti-corruption practices
▪	oversees our cyber security risk management
▪	reviews our processes to mitigate risks and manage risks within acceptable tolerances, as established by management and reviewed with the CGNRC.

The CGNRC met five times in 2020 and met in camera without management present at every meeting.

The CGNRC also reviews and approves its charter.

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Human Resources and Compensation Committee Report

Chair: Dr. Kevin O. Meyers

Members: Michael R. Culbert, Steven W. Krablin, Susan M. MacKenzie and David W. Williams

The Human Resources and Compensation Committee (HRCC) is responsible for human resources and compensation governance, employee-wide programs and all matters relating to executive compensation.

Executive Compensation

Consults with management and seeks advice from an independent external consultant (currently Meridian Compensation Partners) to develop our general philosophy on compensation and reviews all compensation policies and programs for our executives and recommends them to the Board for approval.

The HRCC’s review and recommendations include:

▪	the annual corporate goals and objectives for the CEO and other executive officers
▪	assessment of their performance against those goals and objectives
▪	the compensation for the CEO based on the HRCC’s assessment with advice from an independent consultant
▪	the compensation for the executive officers based on the CEO’s evaluations
▪	a review of our compensation program for the CEO and other executive officers
▪	employment contracts with the executive officers.

The HRCC is also responsible for assessing compensation risk and overseeing the development and implementation of compensation programs, including incentive and equity-based plans.

Talent Management and Succession Planning

Monitors succession planning for the CEO and other key roles:

▪	reviews the succession planning process for the CEO, executive officers and all key positions
▪	develops a contingency plan, identifying replacements who can immediately step into those positions in an emergency
▪	identifies other candidates who have the potential to fill senior executive and other key positions and oversees their development in our talent management system.

Other Major Human Resources Programs

The HRCC is responsible for overseeing the development and implementation of programs aimed at:

▪	employee recruitment and retention
▪	employee development, including performance management, training and development, and talent management
▪	administration of pensions and benefits.

The HRCC reviews the HRCC charter and position description for the HRCC Chair annually.

The HRCC is responsible for reviewing and approving the executive compensation disclosure that management prepared for this Circular.

The HRCC met five times in 2020 and met in camera without management present at every meeting.

The HRCC also reviews and approves its charter.

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D - EXECUTIVE COMPENSATION

‘Pay-for-performance’ is a core principle of our executive compensation program. Our program is designed to support our short-term and long-term strategic objectives, drive High Performance, High Value services for our customers, and create shareholder value over the long term.

This Compensation Discussion and Analysis (CD&A) was prepared by management and reviewed and approved by the Board’s Human Resources and Compensation Committee. It includes information about compensation governance, our executive compensation program, and the decisions affecting executive pay for 2020 and 2021.

63	A Message from the Chair of the Human Resources and Compensation Committee

66	Compensation Discussion and Analysis
	66	Compensation Governance
	67	Compensation Design and Decision-making

73	2020 Executive Compensation
	74	Total Direct Compensation for 2020
	74	Base Salary
	74	Short-term Incentive Plan (STIP)
	77	Long-term Incentive Plan (LTIP)
	82	All Other Compensation
	83	2021 Compensation Decisions

84	CEO Compensation
	84	2020 Contributions and Accomplishments
	87	2020 CEO Compensation
	90	Share Performance
	90	Cost of Management

91	2020 Compensation Details
	91	Summary Compensation Table
	93	Equity-based Compensation
	94	Equity Incentive Plan Information
	96	Pension Benefits
	96	Termination and Change of Control

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A message about Executive Compensation from the

Chair of the Human Resources and Compensation Committee

to our Shareholders

Executive Compensation at Precision

The extreme volatility in global markets over the past year created challenges in all business sectors, particularly in the drilling and oilfield services industry. At the beginning of this Circular, we describe the swift actions the Board and Management took to respond to these challenges and protect the welfare of our employees and stakeholders. I believe the Board has effectively navigated through this period and made the required enhancements to our compensation programs to continue to ensure that we are aligned with our pay-for-performance compensation philosophy, shareholders’ interests, and are able to retain top talent. Our approach to executive compensation continues to balance market realities with the need to set solid financial and operational goals, motivate management to achieve those goals, and generate positive short-term and long-term impacts on shareholder returns.

We believe our ‘say on pay’ vote is essential to our approach to executive pay. The Board has held this advisory vote every year since 2011. We believe this is an important way to engage our shareholders and to receive direct and regular feedback on our approach to executive compensation. We are encouraged by the consistent strong support we have received from shareholders over the years and we hope to be able to count on your support again this year.

Shareholder Outreach

Shareholder engagement is important to the Board. In 2017, the Board approved the creation of a formal shareholder outreach program to create a dialogue forum on executive compensation matters, and we have continued to solicit and receive feedback throughout the past few years. As a result of feedback received in 2019, we made changes to our programs in 2020, including the implementation of a negative TSR collar for PSUs, adding the S&P 500 Index to the PSU peer group, applying a payout cap of five times the original grant value for the PSUs, and ceasing the granting of stock options. Additional details of these changes can be found on page 79.

We know that many of our shareholders invested in Precision because they believe in our long-term strategy and our people. Precision’s compensation programs are designed to engage our executives to deliver on that strategy and to adapt it to challenging market conditions. The realized compensation of our executives is directly tied to our share price and our financial and strategic goals, which aligns with how our shareholders are rewarded for their investment in Precision.

As the Chair of the HRCC, I welcome the opportunity to discuss in person or by telephone any feedback you have on our approach to executive compensation. Please contact Carey Ford, Senior Vice President and Chief Financial Officer at 713.435.6100, or you may contact him by email at investorrelations@precisiondrilling.com to set up a meeting.

Summary of 2020 Compensation Decisions

The HRCC and management remain focused on preserving our strong alignment between our compensation programs and our corporate goals of maintaining controllable costs, rewarding strong financial performance, and reducing debt in order to enhance shareholder value. In response to unexpected market conditions caused by COVID-19, effective April 1, 2020, the Board agreed to reduce their annual retainer by 20% and be paid in cash in order to reduce dilution. In addition, the CEO voluntarily agreed to a 20% salary reduction, and all other executives to a 10% salary reduction effective April 1, 2020. Certain benefits, such as the employer contribution to our pension plan, 401(k) plan and Employee Share Purchase Plan, were also reduced or eliminated at this time in order to preserve cash.

The 2020 short-term incentive plan (STIP) scorecard reflects short-term financial, operational excellence, ESG, and strategic metrics that are critical to the success of our High Performance, High Value strategy. In 2020, we reduced the individual component from 15% to 10% and increased the financial performance metrics to total 70% of the STIP scorecard. We also added an ESG metric targeted on delivering specific initiatives to improve our environmental footprint and reduce GHG emissions. The targets for these metrics, specifically financial targets, were approved by the Board in early February 2020, prior

2021 Management Information Circular	63

to the challenging macroeconomic events caused by COVID-19. In reviewing year-end performance, both management and the Board agreed that no discretionary adjustments to targets or resulting payouts would be applied.

The following changes were made to our long-term incentive plan (LTIP) awards granted in February 2020:

▪	Incorporated a TSR collar to cap payouts with negative TSR performance
▪	Added S&P 500 Index to the 2020 PSU Peer Group
▪	Maintained absolute, strategic financial metrics for PSUs
▪	Ceased granting of stock options
▪	Maintained award mix heavily weighted to performance-based vesting, and
▪	Incorporated a payout cap of 5.0x (five times) original grant value.

We believe the adoption of the above changes ensures that our LTIP, which represents a significant portion of our CEO and other named executive officers (NEOs) targeted total compensation, are competitive, support Precision’s long-term goals, align with our compensation philosophy and, most importantly, shareholders’ interests. Performance metric targets were not adjusted for unvested awards, including the 2020 performance metrics, in response to the challenging macroeconomic events caused by COVID-19.

2021 Compensation Decisions

On January 1, 2021, the reductions to the base salaries of the CEO and other executives implemented on April 1, 2020 were reversed to pre-reduction levels. No adjustments were made to the CEO or other executives’ base salaries for 2021.

No major changes were made to the 2021 STIP scorecard, which remains heavily weighted towards our financial metrics, and maintains ESG as a key component, reflecting our commitment to the safety of our employees, customers, neighbors, and the environment. No adjustments were made to the STIP target percentages of our executives.

In February 2021, executive LTIP awards were granted at reduced targets due to the current share price. The CEO voluntarily agreed to a 10% reduction, and all other executives to a 7.5% reduction, of their annual target grant value. All of the construct changes implemented in 2020 to our LTIP awards were carried forward for 2021 awards.

Selection of our Compensation Peer Group

Some third-party proxy advisory service firms continue to compare Precision’s pay and performance against a peer group of only Canadian companies. The HRCC and our independent consultant firmly disagree with this approach and annually review the compensation peer group that we use to benchmark our executive compensation. Our peer group includes companies from the oilfield services sector with whom we compete for global talent. Our growth over the last several years, as well as our future growth plans, are primarily focused in the U.S. and our international regions. In fiscal 2020, 70% of our revenue was from our U.S. and International operations, and 30% was from our operations in Canada. Consistent with this long-term strategy, our executive leadership team resides in Houston, Texas and is paid in U.S. dollars. Accordingly, 10 of the 15 oilfield service companies in our 2020 compensation peer group(1) are U.S. companies. This includes our three main U.S. competitors (Helmerich & Payne, Inc. (HP), Nabors Industries Ltd. (NBR), and Patterson-UTI Energy, Inc. (PTEN)). Precision is included in two of their peer groups. Utilizing our 2020 compensation peer group, Precision’s annualized total shareholder return ranked at the 88th percentile, and our CEO’s average compensation for the last three years ranked at the 49th percentile, illustrating Precision as a top performer, with compensation at the median of the peer group.

What does this chart mean?

Above the green bar:

▪ TSR ranking over-performed Compensation ranking.

Inside the green bar:

▪ TSR ranking aligned with Compensation ranking.

Below the green bar:

▪ TSR ranking under-performed Compensation ranking.

1)

Peers: Calfrac Well Services Ltd. (CFW), CES Energy Solutions Corp. (CEU), Diamond Offshore Drilling, Inc. (DO), Forum Energy Technologies, Inc. (FET), Ensign Energy Services Inc. (ESI), Helmerich & Payne, Inc. (HP), Nabors Industries Ltd. (NBR), Noble Corp PLC (NE), Oil States International, Inc. (OIS), Patterson-UTI Energy, Inc. (PTEN), RPC, Inc. (RES), Secure Energy Services Inc. (SES), Superior Energy Services, Inc. (SPN), ShawCor Ltd. (SCL), and Valaris PLC (VAL).

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Our Commitment to Shareholders

The HRCC is 100% independent. It is responsible for ensuring Precision’s compensation policies and practices do not encourage inappropriate risk taking and that proper policies and practices are in place to identify and mitigate potential risks. As a matter of principle, the HRCC does not gross up incentive awards to account for withholding taxes, grant discretionary bonuses, guarantee bonuses, guarantee annual increases in base salary, allow hedging of Precision shares, and does not backdate or re-price stock options. The Board must approve all decisions on executive pay.

The HRCC continues to monitor compensation practices, governance issues and industry developments, and will recommend any changes to the Board over the coming year as appropriate.

The HRCC has reviewed and approved the executive compensation disclosure in this document. We encourage you to vote for our approach to executive compensation and welcome your feedback.

Sincerely,

Dr. Kevin O. Meyers

Chairman of the Human Resource Committee

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COMPENSATION DISCUSSION AND ANALYSIS

Compensation Governance

We have designed our executive compensation program to align with our pay-for-performance philosophy, support our corporate strategy, and drive shareholder value over the long term. The Board has final approval of all decisions about executive compensation.

SHAREHOLDERS
Board of Directors
Responsible for the stewardship of our business
Audit Committee
Human Resources and Compensation Committee
Corporate Governance, Nominating, and Risk Committee
Independent Advisor
MANAGEMENT
Chief Executive Officer
Chief Financial Officer
Chief Administrative Officer
VP, Human Resources

The HRCC is tasked with ensuring that our compensation policies, plan designs and compensation decisions are consistent with our high governance standards and support our pay-for-performance philosophy.

The HRCC is 100% independent and is responsible for our human resources policies, employee programs, and every aspect of executive compensation. This includes assessing corporate and individual performance and making compensation recommendations for our senior executives to the Board for its review and approval. The HRCC also reviews and approves the compensation disclosure in this Circular.

Qualified and Experienced Committee

All five members (Kevin Meyers, the Committee Chair, Michael Culbert, Susan MacKenzie, David Williams and Steven Krablin, our Chairman of the Board) are highly qualified and represent a diverse mix of skills to effectively carry out its duties and responsibilities on behalf of the Board and Precision’s shareholders.

Ms. MacKenzie holds the ICD.D designation of the Institute of Corporate Directors.

Our Compensation Practices

∎   The Board has final approval of all decisions about executive compensation

∎   The HRCC consists entirely of independent directors

∎   The HRCC retains an external advisor to receive independent advice, research and analysis about executive compensation

∎   Compensation decisions are made using a formal assessment process and pre-established metrics

∎   The Board can use its discretion to adjust incentive plans based on its overall assessment.

∎   Executives are encouraged to own Precision shares through our share ownership guidelines and employee share purchase plan, so they have a vested interest in our future success

∎   The HRCC and the Board discuss the incentive plan metrics and individual executive performance quarterly, and

∎   The HRCC conducts regular compensation risk assessments.

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Skills and Experience	Number of Committee Members
Business or industry experience	5 of 5
Financial background	5 of 5
Human resources or compensation experience (including compensation committees of other public companies or organizations)	5 of 5
Senior leadership experience	5 of 5

The average HRCC member tenure is 5.6 years as of December 31, 2020. The HRCC operates independently of management and sets aside time at every meeting to meet without management present. You can read more about each director beginning on page 19 and the HRCC’s activities in 2020 on page 61.

Independent Advice

Since July 2019, the HRCC has engaged Meridian Compensation Partners (Meridian), an independent consulting firm, to serve as an external consultant for advice, research, and analysis about executive compensation. Meridian provides insights on general compensation issues, competitiveness of pay levels, risks relating to compensation design, insights into market trends, and advice about technical matters. The HRCC takes this information into account but ultimately makes its own recommendations and decisions. Prior to Meridian, Mercer had served as the HRCC’s compensation consultant since 2006.

The table below shows the total fees paid to our external consultant in the last two years:

Year Ended as of December 31	2020	2019
Executive compensation-related fees (HRCC)	$108,026	$101,457
All other fees (pension and benefits consulting)	$—	$—
Total fees	$108,026	$101,457

Managing Compensation Risk

The HRCC monitors governance issues and industry developments and conducts an on-going internal risk assessment framework developed by our independent consultant. It also engages our independent consultant to conduct a formal compensation risk assessment every two years as part of its regular oversight and in response to changes to Canadian and U.S. regulatory requirements and the increasing scrutiny of governance practices generally.

In 2020, Meridian reviewed seven areas of compensation risk and did not identify any material risks that could reasonably have a material adverse effect on Precision. The review confirmed our compensation policies, program structure and components are sound and did not identify any areas of material risk.

  Seven Areas of Compensation Risk

1.     Pay mix

2.     Incentive plan funding, leverage and   caps

3.     Performance period

4.     Performance measures

5.     Pay-for-performance

6.     Amount of incentive payouts

7.     Plan governance and risk mitigation.

Compensation Design and Decision Making

Executive compensation at Precision is designed to support our corporate strategy and pay-for-performance philosophy. Decisions about executive pay are a direct result of our corporate, individual and share performance.

Our compensation program must be competitive to attract, engage and retain high performing, global executives. Executive compensation must also be appropriate and defensible in the eyes of regulators, shareholders, and industry groups.

Our compensation program:

▪	aligns the interests of our executives and shareholders by focusing on increasing shareholder value over the long term
▪	supports the achievement of our short-term and long-term strategic objectives and priorities
▪	balances both corporate and individual objectives to support our strategic priorities and collaborative culture without subjecting Precision to excessive or unnecessary risk
▪

creates a clear and direct link between compensation and the achievement of business objectives through an appropriate mix of fixed and variable / at-risk pay that is competitive with the market and ties potential future income to our share performance.

Executives participate in the same compensation programs as our other salaried employees. However, a higher portion of executive pay is variable / at-risk and not guaranteed.

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Compensation Highlights

The HRCC has developed a compensation framework that aligns the interests of our executives and shareholders. The HRCC values any feedback it receives from shareholders and other stakeholders to ensure that the framework continues to be appropriate and reflect good governance practices. The summary below sets out what we do and what we do not do.

What we do	What we do not do
Align pay with financial, strategic operational, and individual performance results	X	Grant discretionary bonuses
Conduct an annual risk assessment	X	Provide tax gross-ups
Engage with an independent compensation consultant	X	Guarantee bonuses
Conduct an annual review of executive compensation as compared to our Compensation Peer Group	X	Guarantee annual increases in base salary
Establish share ownership guidelines	X	Allow hedging of Precision shares
Provide double-trigger vesting in the event of a change-in-control	X	Reprice stock options
Engage with shareholders for feedback regarding our approach to executive compensation
Allow for clawbacks, per our policies

Benchmarking

We benchmark executive compensation with the aim to attract, engage and retain global talent and remain competitive in markets where we operate. The HRCC works with Meridian and our human resources group to review market data and establish a peer group of public companies that we compete with for executive talent. We also look at these companies to assess compensation trends and market practices.

Total compensation for each executive is based on several factors, including individual performance, leadership, global responsibilities, collaboration, experience, education, succession planning considerations, competitive pressures and internal equity.

We set our targets for base salaries at or slightly below the median (50th percentile) of our Compensation Peer Group. Performance targets for incentive compensation (short-term and long-term incentives) are set at the median for strong performance, and at the 75th percentile or higher for exceptional corporate and individual performance.

Compensation Peer Group

Our Compensation Peer Group includes companies, including contract drilling, well servicing and offshore drilling companies, that have been carefully selected based on their comparability to Precision – comparable business lines and similarity in size, complexity, operating regions and style of operation. Our Compensation Peer Group also includes companies from the broader oilfield services sector that we compete with for global talent, market share and customers.

Our growth over the last several years, as well as our future growth plans, are primarily focused in the U.S. and our international regions. In fiscal 2020, 67% of our revenue was from our U.S. and International operations, and 33% was from our operations in Canada. In 2021, the majority of our capital expenditures will be focused on the U.S. and International operations. Our leadership team is centralized in Houston, Texas and we compensate them in U.S. dollars. With assistance from Meridian, we review the companies included in our Compensation Peer Group annually and include Canadian and U.S.-based companies. Establishing a peer group that consists of a mix of Canadian and U.S.-based companies reinforces our strategy of attracting and retaining the best talent in the drilling services market to drive value to shareholders over the long term.

The HRCC works with Meridian on the peer group analysis, examining eight metrics that provide a reasonable assessment of comparability to establish a peer group of companies that is relevant and appropriate:

▪ revenue ▪ EBITDA ▪ assets ▪ total employees	▪ market capitalization ▪ enterprise value ▪ geographic footprint ▪ complexity of service offerings.	We use a different peer group to assess our relative TSR performance under our PSU plan. This group consists of companies we compete with for investors (see page 80 for details).

For benchmarking purposes, a review is performed of the proxy materials of peer companies, third party compensation survey data, and other relevant information from other companies in the energy services sector that have revenue of a similar size, as well as similar operational makeup, if compensation data for equivalent executive positions is not publicly available.

The HRCC reviews our Compensation Peer Group every year (more frequently if there are mergers, acquisitions or other industry developments) to ensure the group is appropriate for compensation planning purposes.

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2020 Compensation Peer Group

We benchmarked compensation levels for 2020 against the following 15 companies.

▪  Calfrac Well Services Ltd.

▪  CES Energy Solutions Corp.

▪  Diamond Offshore Drilling, Inc.

▪  Ensign Energy Services, Inc.

▪  Forum Energy Technologies, Inc.

▪  Helmerich & Payne, Inc.

▪  Nabors Industries Ltd.

▪  Noble Corp.

▪ Oil States International, Inc. ▪ Patterson-UTI Energy, Inc. ▪ RPC, Inc. ▪ Secure Energy Services, Inc. ▪ Shawcor Ltd. ▪ Superior Energy Services, Inc. ▪ Valaris PLC

The Board is confident that our Compensation Peer Group is appropriate. Aligned with our philosophy of targeting the median for setting compensation, we also aim to target the median for the metrics we compare. Among the metrics used to determine comparability are revenue (38th percentile), EBITDA (84th percentile), assets (53rd percentile), market capitalization (49th percentile), enterprise value (76th percentile), employee count (41st percentile), geographic footprint and complexity of service offerings. Of the financial factors listed, in 2020, Precision was on average at the 57th percentile of our compensation peer group.

2021 Compensation Peer Group

The HRCC reviewed our 2020 Compensation Peer Group with assistance from Meridian and feedback from management and made the following changes for 2021:

▪removed Diamond Offshore Drilling Inc., Noble Corp., Superior Energy Services Inc., and Valaris PLC

▪added Liberty Oilfield Services Inc., NexTier Oilfield Solutions Inc., TETRA Technologies Inc., and Transocean Ltd.

Third Party Advisory Service Firms

In previous years, some proxy advisory service firms have compared Precision’s pay and performance against a select group of Canadian-only companies, a limited number of which are direct peers mixed with a larger group of less relevant Canadian industrial companies. Our peer selection process is thorough and disciplined and involves input and analysis by the HRCC’s independent compensation consultant and consists of Canadian and U.S. companies with a similar international footprint. We believe that a group of only Canadian companies, which includes companies we do not compete with in the drilling and oilfield services industries, is not relevant or appropriate. Precision’s long-term growth strategy is focused on our U.S. and international operations, which in 2020 accounted for 67% of our revenue. Since 2014, over 78% of our rig additions have been in our U.S. or International markets. Based on these facts, and to support our long-term strategy, all of our leadership team is based in Houston, Texas and paid in U.S. dollars. Accordingly, our 2020 Compensation Peer Group of 15 publicly traded companies includes a majority of comparable U.S. companies.

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Components of Executive Compensation

Total direct compensation for executives includes a mix of fixed and variable / at-risk pay. In 2017, shareholders approved a new Omnibus Equity Incentive Plan (Omnibus Plan), which allows the Board to settle the short- and long-term incentive awards in cash, shares (issued from treasury or purchased on the market) or a combination of both.

	Compensation Component	Target Weighting	Form	Performance Period	Payout
Fixed	Base Salary	20 - 30%	Cash	One year	∎ Fixed annual cash salary paid over the year
Variable / At-risk	Short-term incentive	20%	Cash	One year	∎ Value based on annual performance against corporate and individual performance metrics (between 0% - 200% of target)
	Long-term incentive	50 - 60%	Performance share units (PSUs)	Three years (cliff vest)

∎ Value depends on performance multiplier (between 0.0x - 2.0x of target units based on our performance against three-year performance metrics) and our share price when units vest

∎ Settled in cash, equity or a combination of both

			Restricted share units (RSUs)	Three years (one-third vests each year)	∎ Value depends on our share price when the units vest ∎ Settled in cash, equity or combination of both
			Stock options(1)	Seven years (one-third vests each year over three years)	∎ Value depends on the appreciation in our share price relative to the strike price ∎ Settled in equity

Notes:

(1)	No stock options were granted in 2020.

Compensation Pays Out Over Time

Our compensation program emphasizes variable / at-risk pay and realized pay over the longer term to support the creation of long-term shareholder value. Incentive awards account for the majority of executive pay and pay out over time, based on performance as noted in the table above.

Compensation decisions are based on both corporate and individual performance, demonstrating the strong link between pay and performance. Long-term incentives are equity-based, aligning with shareholder interests because the ultimate value of the award is based on share performance.

Base Salary fixed, set in March 2020		Paid over 2020

Short-term Incentive		2020 STIP paid in March 2021 based on 2020 corporate and individual performance

Long-term Incentive
Performance Share Units (PSUs)					Granted in February 2020 and vest and paid out in March 2023 based on three-year performance metrics

Restricted Share Units (RSUs)					Granted in February 2020, and vest and paid in thirds over three years

	2020	2021	2022	2023	2024

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Decision-making Process

We have a formal process for reviewing the compensation program, setting targets and objectives, assessing performance and making final decisions on executive pay each year.

Link to strategy

Our corporate objectives and incentive plan metrics are tied to our corporate strategy and annual business plan.

Each executive has annual personal objectives and is compensated based on a combination of corporate and individual performance.

The CEO recommends the corporate performance targets and personal objectives for himself and the senior executive team to the HRCC. These are reviewed and approved by the Board.

Performance assessment

The Board reviews corporate performance at the end of each quarter and its impact on incentive compensation.

At the end of the year, the HRCC completes an assessment of corporate performance, our share performance, executive base salaries, and short-term and long-term incentives, consulting with its external consultant as needed. Once the HRCC completes the review and considers the external environment and other factors, it recommends the final compensation decisions to the full Board for its review and approval.

At the same time, the CEO prepares a self-assessment of his performance for the year against targets and objectives that were approved at the beginning of the year. He also reviews the self-assessments prepared by each senior executive and evaluates their leadership in advancing our short and long-term strategic plans. The Chief Administrative Officer (CAO) assists the CEO in developing the recommendations and supporting materials for the HRCC's review and discussions.

Pay for performance

The Board does a comprehensive review of corporate and individual performance to make sure all proposed compensation decisions align with performance.

This includes:

   •  determining the corporate and individual performance scores for the short-term incentive plan

   •  deciding whether to use positive or negative discretion and apply the corporate modifier to the short-term incentive plan

   •  determining the payout of any performance share unit and restricted share unit awards that are vesting

   •  approving any base salary adjustments

   •  deciding on new grants of long-term incentive awards.

Feedback

Once the Board completes its review and considers the external environment and other factors, it approves all compensation decisions for the executive team.

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Share Ownership Guidelines

We encourage our executives to own Precision shares, so they have a vested interest in our long-term success.

Executives are expected to build their equity ownership to meet the share ownership guidelines within five years of assuming their position and can count RSUs and PSUs that are to be paid in shares toward meeting the guidelines. Stock options cannot be counted toward meeting the guidelines.

Our CEO is required to hold five times his annual base salary while the other NEOs aim for two times their base salary. We calculate share ownership based on the actual purchase cost or the current market value of our shares (whichever is higher).

See page 73 for information about the share ownership of each NEO.

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2020 EXECUTIVE COMPENSATION

 This section describes our executive compensation program for 2020 and the key decisions affecting executive pay for our CEO, CFO, and the three next most highly compensated NEOs for 2020, all of which are based in the U.S.

Kevin A. Neveu | President and Chief Executive Officer

Kevin Neveu is President and Chief Executive Officer and a Director of Precision Drilling Corporation and has held these positions since joining the Company in 2007. Mr. Neveu has 39 years of experience in the oilfield services sector holding technical, marketing, management and senior leadership positions over his career. Previously, Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston and held senior management positions with it and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Owns 65,207 Precision shares

Carey Ford | Senior Vice President and Chief Financial Officer

Carey Ford was appointed to his current position in April 2016. He joined Precision in May 2011 and served as Vice President, Finance & Investor Relations and Senior Vice President, Finance Operations before being named Interim Chief Financial Officer in March 2016. Mr. Ford has an MBA from the University of Texas at Austin and holds a Chartered Financial Analyst designation. Prior to joining Precision, Mr. Ford spent seven years as an investment banker, serving clients in the oilfield service sector.

Owns 12,821 Precision shares

Gene C. Stahl | Chief Marketing Officer

Gene Stahl was appointed to the Chief Marketing Officer role in 2019. Since joining Precision in 1993, Gene has progressed through the organization holding several positions across the organization, including: Drilling Operations, Contracts, Investor Relations, Engineering, Manufacturing, Rig Construction, Procurement, Field Training and Development, and Health, Safety and Environment (HSE). Gene holds a Bachelor of Arts degree in Economics from the University of Calgary and is a graduate of the Harvard Business School, Advanced Management Program.

Owns 8,750 Precision shares

Veronica Foley | Senior Vice President, General Counsel and Corporate Secretary

Veronica Foley joined Precision in 2010 and is responsible for managing Precision’s legal and compliance departments. Ms. Foley has over 18 years of experience in the energy business and prior to joining Precision, spent over seven years working at an international law firm. Ms. Foley holds a Bachelor of Arts degree in psychology and French from Baylor University and a Doctor of Jurisprudence degree from South Texas College of Law.

Owns 5,968 Precision shares

Darren Ruhr | Chief Administrative Officer

Darren Ruhr currently serves as Chief Administrative Officer. Mr. Ruhr has been with Precision since 1997 and most recently held the position of Senior Vice President, Corporate Services from 2005 to July 2018. He also served as Corporate Secretary from 2005 to 2008. As Chief Administrative Officer, he oversees corporate business systems and network infrastructure, human resources, organizational effectiveness and performance, real estate and facilities, along with other administrative functions of the Company. Mr. Ruhr obtained his ICD.D designation from the Institute of Corporate Directors in January 2018.

Owns 6,018 Precision shares.

Notes:

(1)

Share ownership is as of March 24, 2021. We use the actual purchase cost or the current market value of the shares (whichever is higher) to calculate whether they meet the share ownership targets. Executives have five years from becoming a NEO to meet the share ownership guidelines.

2021 Management Information Circular	73

Total Direct Compensation for 2020

The table below provides key elements of our pay-for-performance philosophy and includes 2020 targeted total direct compensation (base salary + targeted STIP + targeted LTIP), the amount variable / at-risk, and 2020 realized or realizable total direct compensation.

Named Executive	Targeted Total Direct Compensation(1)	Amount Variable / At-risk	Realized or Realizable Total Direct Compensation(2)	Realized or Realizable as a % of Targeted Total Direct Compensation
Kevin Neveu	$6,437,280	83%	$3,437,609	53%
Carey Ford	$2,315,074	76%	$1,320,143	57%
Gene Stahl	$2,204,433	74%	$1,318,403	60%
Veronica Foley	$1,842,336	74%	$1,106,923	60%
Darren Ruhr	$1,701,521	74%	$988,503	58%

Notes:

(1)

The 2020 targeted total direct compensation includes base salary, target short-term incentive, and target long-term incentives set in U.S. dollars and converted to Canadian dollars utilizing the 2020 average exchange rate of 1.3411.

(2)

Realized or realizable total direct compensation includes base salary earned, actual 2020 short-term incentive award, and the long-term incentive payout value of the 2018 PSU award, one-third of the 2018 – 2020 RSU awards using the volume weighted average price of Precision shares for the five trading days prior to December 31, 2020 on the TSX of $20.93 and NYSE of $16.49 and a PSU multiplier of 2.00x, converted to Canadian dollars utilizing the 2020 average exchange rate of 1.3411.

Base Salary

Executives receive a base salary as fixed pay for performing their day-to-day responsibilities. The amount is based on each executive’s experience, education, time in the role, performance, internal equity and market competitiveness (see page 68 for information about benchmarking and our Compensation Peer Group). In response to market conditions, the CEO voluntarily agreed to a 20% reduction, and all other executives to a 10% reduction, of their annual base salaries. The table below shows the March 1, 2020 base salaries in US$ dollars for our NEOs and the adjustments that went into effect April 1, 2020. These adjustments were effective through the end of the year and reversed on January 1, 2021.

Named Executive	March 1, 2020 (US$)	April 1, 2020 (US$)	% change
Kevin Neveu	$800,000	$640,000	-20%
Carey Ford	$415,000	$373,500	-10%
Gene Stahl	$425,000	$382,500	-10%
Veronica Foley	$385,000	$346,500	-10%
Darren Ruhr	$325,000	$292,500	-10%

Short-term Incentive Plan (STIP)
Form	Annual cash bonus(1)
Who participates	Salaried, non-overtime employees, based on job roles and responsibilities
Purpose	Variable compensation tied directly to annual corporate, financial, and individual performance objectives
Target award	Target award is based on the executive’s role and level, and expressed as a percentage of base salary
Final award(2)

▪ The actual or “realized” award is based on corporate (90%) and individual (10%) performance

▪ The Board can adjust the corporate result by +/- 25 percentage points (corporate modifier)

▪ Capped at 200% of the executive’s target

Board discretion

The Board can also use discretion to increase or decrease the STIP awards based on our performance for the year, including the achievement or failure of strategic initiatives, or extenuating circumstances

Forfeiture	See Termination and Change of Control on page 96

Notes:

(1)	The Omnibus Plan allows us to pay bonuses in common shares.
(2)	In 2020, the corporate performance weighting was increased to 90%, with the individual performance weighting reduced to 10%.

2021 Management Information Circular	74

The STIP Scorecard

The STIP scorecard includes a balance of financial, strategic operational and individual metrics that focus executives on the successful execution of our strategic initiatives – all of which are critical to the success of our High Performance, High Value strategy.

Corporate Performance Metrics (90%)

The HRCC sets financial, operational, and ESG metrics at the beginning of each year based on our business objectives, management’s recommendations, and market conditions. Each metric has a weighting and a threshold, target, and maximum (stretch) objective.

At the end of the year, the HRCC assesses actual corporate performance based on the achievement of our objectives and assigns a score for each metric. The corporate component is the sum of the metrics, and it ranges from zero to 180% of the STIP target.

Corporate Modifier

The Board can use its discretion to apply a corporate modifier to the corporate performance score, adjusting it up or down by up to 25%. The corporate modifier was introduced in 2015 to enhance transparency if the Board exercises its use of discretion.

The Board bases its adjustment on our progress on strategic deliverables that support our five-year strategic plan, as reported on a quarterly basis and are not quantified in the STIP scorecard, and any extenuating circumstances. The corporate modifier cannot be applied to increase the corporate performance score above 180%.

Individual Performance Component (10%)

Individual performance reflects how well each participant performs his or her day-to-day duties and achieved the objectives set with their leader at the beginning of the year.

At the end of the year, the HRCC reviews the CEO’s self-evaluation, his assessment of each executive’s self-evaluation and his recommended performance ratings. The HRCC recommends the final performance ratings for the CEO and executives to the Board for approval.

Ratings are based on a three-point rating scale used in our performance management system:
Rating Scale	Performance Score
Exceeded Expectations	20.0%
Strong (target)	10.0%
New to the Organization/ Needs Development	5.0%

2020 STIP Payouts

The table below shows the 2020 STIP payouts for each NEO, which were paid on March 9, 2021. The targets for the 2020 metrics, specifically the financial targets, were approved by the Board in early February 2020, prior to the challenging macroeconomic events caused by COVID-19. In reviewing year-end performance, both management and the Board agreed that no adjustments to targets or Board discretion would be applied. The payout amounts were calculated utilizing the pro-rated base salaries for the year which incorporated the reductions implemented on April 1, 2020.

Named Executive	2020 STIP Eligible Base Salary (1)	STIP Target %	Corporate Performance	Corporate Modifier	Individual Performance	STIP Payout(1)
Kevin Neveu	$911,654	100%	69.88%	0.00%	10.00%	$728,229
Carey Ford	$514,738	75%	69.88%	0.00%	10.00%	$308,380
Gene Stahl	$527,141	75%	69.88%	0.00%	10.00%	$315,810
Veronica Foley	$472,032	75%	69.88%	0.00%	10.00%	$282,795
Darren Ruhr	$403,109	75%	69.88%	0.00%	10.00%	$241,503

Notes:

(1)

All the NEOs are based in the U.S. They receive their compensation, including their STIP awards, in U.S. dollars. The STIP awards were converted to Canadian dollars using the 2020 average exchange rate of 1.3411.

2021 Management Information Circular	75

2020 Corporate Performance Score and Corporate Modifier

Financial Performance 40.00%	+	Operational Excellence/ ESG Performance 19.95%	+	Strategic Initiatives Performance 9.93%	+	Corporate Modifier 0.00%	=	Final Corporate Performance 69.88%

After a comprehensive review of the scorecard and results, the Board determined not to utilize the corporate modifier to adjust the calculated score.

2020 Corporate Performance Score	Threshold 0%	Target 90%	Maximum 180%	Actual =	Weighted score
Financial Performance (70%)					40.00%
EBITDA (1) (40%)	$320,000,000	$370,000,000	$420,000,000	$263,403,000	0.00%
Measures our growth
Return on capital employed (2) (10%)	0.00%	1.30%	3.00%	-1.37%	0.00%
Measures our profitability
Net Debt Reduction (3) (20%)	$1,272,063,000	$1,222,063,000	$1,172,063,000	$1,156,322,000	40.00%
2020 strategic objective of reducing debt with free cash flow
Operational Excellence/ ESG Performance (14%)					19.95%
Mechanical downtime (5%)
Low unplanned mechanical downtime lowers costs and increases revenue and supports our High Performance, High Value customer service	0.90%	0.77%	0.61%	0.71%	2.73%
Employee retention (2%)
A key factor supporting our future growth and High Performance, High Value customer service	87.00%	90.00%	94.00%	90.21%	2.11%
Operational Leverage (5%)
Leverage our scale and size throughout procurement processes	$2,000,000	$4,000,000	$6,000,000	$7,420,695	4.00%
Safety performance (8%)
Key to our operations and ensures we maintain a strong focus on keeping employees safe
■ Total Recordable Incident Rate (TRIR)	1.25 - 0.82	0.82 - 0.64	<0.64	0.68	3.11%
■ % of facilities recordable free	96%	98%	>99%	Q1: 96.77%	2.75%
				Q2: 99.36%
				Q3: 98.92%
				Q4: 99.35%
■ Triple Target Zero	78 - 82%	82 - 84%	>84%	Q1: 81.32%	3.25%
				Q2: 96.00%
				Q3: 88.00%
				Q4: 88.00%
ESG Initiatives (2%)
Implementation of initiatives in key focus areas regarding ESG	The Board reviews the quality, quantity, and impact of ESG focused initiatives undertaken throughout the year to determine performance			At Target	2.00%
Strategic Initiatives (6%)					9.93%
Rig Technology (6%)	Performance measured on pre-determined metrics, including utilization, rig count and revenue targets			Above Target	9.93%
Corporate performance score					69.88%
Corporate modifier (+/- 25%)					0.00%

Notes:

(1) Adjusted EBITDA (earnings before income taxes, loss or gain on redemption and repurchase of unsecured senior notes, finance charges, foreign exchange, impairment of property, plant and equipment, impairment of goodwill, and depreciation and amortization), as reported in our Consolidated Statements of Earnings (Loss), is a useful supplemental measure because it gives us and our investors an indication of the results from our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange, taxation, non-cash impairment, decommissioning, depreciation and amortization charges.

(2) Return on capital employed does not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of a similar measure presented by other issuers. Return on capital employed is calculated as earnings before income taxes, finance charges, foreign exchange, impairment of goodwill and loss on asset decommissioning divided by the amount equal to the average total assets less average non-interest-bearing current liabilities for the period. We believe return on capital employed is a useful metric to measure the effectiveness of management’s use of Precision’s capital in the generation of earnings.

(3) Net Debt Reduction was a 2020 strategic financial objective to reduce debt by generating free cash flow. Net Debt Reduction is calculated by taking Opening Net Debt minus Resultant Net Debt. Opening Net Debt is calculated as the total debt outstanding as of December 31, 2019 minus cash as per the Statement of Financial Position. Resultant Net Debt is calculated as the total debt outstanding as at December 31, 2020 minus cash as per the Statement of Financial Position using the same Canadian to U.S. dollar exchange rate used as at December 31, 2019.

2021 Management Information Circular	76

Long-term Incentive Plan (LTIP)

Our long-term incentive awards are granted at the beginning of each year to motivate executives and key employees to deliver strong future performance and achieve our strategic plan. It is specifically designed to:

▪	align the interests of participants with those of our shareholders
▪	reward our people for growth in shareholder value, and
▪	retain them in a competitive and highly cyclical environment.

We determine the value of the long-term incentive award for each position based on the target compensation mix relative to comparable positions in our Compensation Peer Group, as well as internal equity and overall market competitiveness.

The award can be allocated to three kinds of long-term incentives, which are similar to those offered by large issuers in our industry:

▪	performance share units (PSUs)
▪	restricted share units (RSUs), and
▪	stock options.

Generally, the more senior the position, the greater the weighting placed on long-term incentives in overall target direct compensation. Since 2014, the total value of the award for our most senior executives has been allocated 60% PSUs and 40% options. In 2018 and 2019, we adjusted the mix to reduce the number of stock options granted, increase the proportion of PSUs, and introduced RSUs to the NEOs (2018) and CEO (2019), allowing us to tie incentive payouts to our performance over mid- and long-term time horizons. In 2020, the Committee determined that no stock options would be granted to reduce the dilution of Company shares. The new mix also puts a higher weighting on performance-based vesting and aligns more closely with our pay-for-performance philosophy and industry practice, as well as shareholder interests because the ultimate value of PSUs, and RSUs is driven by our share performance.

Long-term incentive awards can be forfeited in certain circumstances – see Termination and Change of Control on page 96 for more information. PSUs and RSUs cannot be assigned. Options can only be assigned or transferred as permitted by law.

The HRCC and the Board do not consider previous grants of long-term incentive awards when determining new grants, except to consider the total limit on equity awards and individual limits, as part of the HRCC’s responsibilities for administering the Omnibus Plan.

All stock option awards granted from 2014 to 2019 were out of the money as of December 31, 2020, and therefore had no value. No stock options were granted in 2020.

Each award has different vesting and eligibility criteria as described in the table on the following page.

2021 Management Information Circular	77

	Performance Share Units	Restricted Share Units	Stock Options(1)
Form of Award	∎ Notional share-based awards ∎ Potentially dilutive(2)	∎ Notional share-based awards ∎ Potentially dilutive(2)	∎ Option to buy Precision shares at a price that is at least the fair market value on the grant date ∎ Plan is dilutive
Who Participates	∎ Senior executives, including the CEO, other NEOs, and key corporate and operational employees ∎ Not open to non-management directors	∎ RSUs were awarded to NEOs beginning in 2018 and CEO in 2019 ∎ Not open to non-management directors	∎ Senior executives, including the CEO and other NEOs ∎ Not open to non-management directors
Vesting

∎    Cliff vest at the end of three years

∎    Units earn dividend equivalents at the same rate as dividends declared and paid on our shares, if any (dividend equivalents are notionally reinvested as additional units)

∎    One-third vest each year over three years

∎    Units earn dividend equivalents at the same rate as dividends declared and paid on our shares, if any (dividend equivalents are notionally reinvested as additional units)

∎    One-third vest each year beginning on the first anniversary of the grant date

∎    Expire after seven years

∎    If the holder cannot exercise his or her stock options within ten business days of the normal expiry because of trading restrictions in our insider trading policy, we will extend the expiry date by seven business days from the end of the blackout period. The extension can be longer if the TSX or NYSE allows it and the Board approves it

Payout	∎ Settled in cash, equity, or a combination of both based formula on page 80

∎    Redeemed for cash based on the volume weighted average price of Precision shares for the five trading days prior to, but not including, the vesting date on the TSX (Canadian units) or on the NYSE (U.S. units), or settled for equity or a combination of cash and equity(1)

∎    Based on fair market value (strike price) when the options are exercised

∎    The strike price is the volume weighted average trading price of a Precision share on the TSX (Canadian stock options) or the NYSE (U.S. stock options) for the five trading days prior to the grant date

∎    Options only have value if the price of Precision shares increases above the strike price

Notes:

(1)	No stock options were granted in 2020.

(2)   PSUs and RSUs granted under the Omnibus Plan may be settled in cash, equity (common shares issued from treasury or purchased on the market) or a combination of both.

2021 Management Information Circular	78

2020 Long-term Incentive Award

The table below shows the 2020 long-term incentive awards, which were granted on February 1, 2020 to the NEOs. The awards were granted at target and allocated 70% to PSUs and 30% to RSUs for the CEO and other NEOs.

The table also shows the 2021 long-term incentive awards, which were granted at reduced amounts due to the current share price. The CEO voluntarily agreed to a 10% reduction, and all other executives to a 7.5% reduction, of their annual target awards. The Board allocated 70% to PSUs and 30% to RSUs for the CEO and other NEOs.

Under the Omnibus Plan, the Board has the flexibility to settle the 2020 and 2021 grants in shares, cash, or a combination of both.

	2020 Long-term Incentive Award (1)	Allocation				2021 Long-term Incentive Award (2)
		PSUs		RSUs
Named Executive		$	#	$	#
Kevin Neveu	$4,235,600	$2,964,920	91,805	$1,270,680	39,345	$3,704,202
Carey Ford	$1,323,645	$926,568	28,690	$397,077	12,295	$1,191,196
Gene Stahl	$1,191,232	$833,879	25,820	$357,353	11,065	$1,071,032
Veronica Foley	$926,406	$648,500	20,080	$277,906	8,605	$833,315
Darren Ruhr	$926,406	$648,500	20,080	$277,906	8,605	$833,315

Notes:

(1)  Grant values are based on the volume weighted average price of Precision shares for the five trading days prior to, but not including, the start of the performance period of February 1, 2020 for the PSUs and RSUs of US$24.40. The grant amounts have been converted to Canadian dollars using the following exchange rates on the grant date of 1.3236.

(2)  The 2021 grant values are based on the volume weighted average price of Precision shares for the five trading days prior to, but not including, the grant date of February 1, 2021 for the PSUs and RSUs of US$20.31. The grant values have been converted to Canadian dollars using the February 1, 2021 exchange rate of 1.2862.

2020 Changes to Long-term Incentive Awards

In 2020, the HRCC and management remained focused on continuing to align our programs with our corporate goals of maintaining controllable costs, rewarding strong financial performance, and reducing debt in order to enhance shareholder value.

The HRCC, working with Meridian, implemented the following changes to LTIP awards granted in 2020 based on feedback from shareholders and prevailing trends in our peer group:

▪	TSR Collar – The portion of PSUs granted in 2020 tied to the relative TSR metric now includes a collar provision on the multiplier that:
1)

sets a cap at target (1.00x multiplier) in the event the Company experiences a negative absolute TSR at the end of the three-year performance period, regardless of the Company’s relative TSR ranking, and

2)

sets a floor at threshold (0.40x multiplier) in the event the Company’s absolute TSR is greater than that of the S&P 500 Index at the end of the three-year period, regardless of the Company’s relative TSR ranking.

▪

Added S&P 500 Index to 2020 PSU Peer Group – Historically, our PSU Peer Groups have included companies with similar business operations (i.e. land-based drilling services and completion and production services) and companies that we regularly compete with for investors. The Committee determined that a benchmark for the broader market's performance should be included to represent the competition for investors outside of our sector.

▪

Maintain Absolute, Strategic Financial Metrics for PSUs – For PSUs granted in 2020, the HRCC determined the performance multiplier will be calculated using relative TSR ranking (50%) and the Company’s performance against our Capital Structure metric (25%) and new Leverage Ratio metric (25%) targets to help provide a more comprehensive measurement of overall company performance. Similar to the Capital Structure metric, the Leverage Ratio metric supports our long-term strategic goal of debt-reduction with free cash-flow while maintaining solid earnings performance.

▪	Cease Granting of Stock Options – In order to reduce the dilution of Company shares, the Committee determined that no stock options would be granted in 2020.

▪

Maintain Award Mix Heavily Weighted on Performance-based Vesting – With the removal of stock options, the CEO and other NEO’s award mix was 70% PSUs and 30% RSUs to further support our pay-for-performance philosophy.

▪

Payout Cap of 5.0x (five times) Original Grant Value – For the 2020 grants, the maximum number of PSUs that may be earned is 2x (two times) the number granted. Additionally, the Board has implemented an instrument whereby it manages the Company’s financial exposure by capping total payout at 5.0x (five times) the original grant value which can be achieved through any combination of share price appreciation and PSU multiplier.

2021 Management Information Circular	79

2020 PSU Awards

PSUs vest at the end of a three-year performance period. PSUs awarded in 2020 will vest on February 1, 2023. The amount the executives ultimately receive depends on the resulting multiplier, determined by our PSU performance metrics, and our share price at the end of the vesting period. Historically, our PSU multiplier was determined 100% by relative TSR as compared to our PSU Performance Peer Group. In 2019, we added the Capital Structure metric. In 2020, the Committee approved the addition of the Leverage Ratio as a third metric for the PSU awards.

Number of PSUs Granted	x	Payout Multiplier 0 – 2x based on performance metrics result: 50% Relative TSR 25% Capital Structure 25% Leverage Ratio	x	Share Price(1)	=	Final PSU payout

Note:

(1)  Cash settlement for PSUs will be based on the five-day volume weighted average price of Precision’s shares prior to, but not including, the vesting date. PSUs settled in shares will result in a number of Precision shares to be issued from treasury (or purchased on the open market) equal to the number of PSUs granted multiplied by the payout multiplier.

Relative TSR – 50% weighting

We believe relative TSR is an important measure of performance because it reflects our ability to outperform companies affected by similar market conditions and aligns with shareholder interests. Precision’s ranking and resulting multiplier is determined by comparing our three-year TSR against the TSR of our PSU Performance Peer Group using the scale below. TSR is adjusted to reflect dividends paid over the period, and the HRCC may determine the multiplier using interpolation if our performance falls between ranges.

TSR Ranking	Multiplier
75th Percentile or higher	2.0 times payout
50th Percentile (median)	1.0 times payout
35th Percentile	0.4 times payout
Below 35th Percentile	zero payout

Relative TSR Performance Peer Group

Our PSU Performance Peer Group is made up of companies with similar business operations (land-based drilling services and completion and production services) that we compete with for investors. It is slightly different from our Compensation Peer Group, which includes comparable companies that we compete with for executive talent.

The HRCC reviews our PSU Performance Peer Group at the time of award to make sure it is relevant and appropriate. Our independent consultant assists the HRCC in its review, and follows four key principles for establishing the group:

▪	chooses companies with similar business operations (i.e. land-based drilling services and completion and production services)
▪	includes companies that we regularly compete with for investors
▪	includes several peers from our Compensation Peer Group so that pay is directionally aligned with corporate performance
▪	selects at least 12 peers to provide statistically valid results.

The HRCC reviewed our PSU Performance Peer Group in response to changes in the industry, to make sure we continue to assess our relative performance against a representative group. In 2020, the Committee determined that a benchmark for the broader market's performance should be included to represent the competition for investors outside of our sector.

The following 15 companies and 1 index make up our PSU Performance Peer Group for assessing relative shareholder return performance for the 2020 PSU awards:

▪Calfrac Well Services Ltd. ▪CES Energy Solutions Corp. ▪Ensign Energy Services, Inc. ▪Independence Contract Drilling, Inc. ▪Helmerich & Payne, Inc. ▪Nabors Industries Ltd.	▪NexTier Oilfield Solutions, Inc. ▪Nine Energy Services, Inc. ▪Patterson-UTI Energy, Inc. ▪RPC, Inc. ▪Secure Energy Services, Inc. ▪Select Energy Services, Inc.	▪Shawcor Ltd. ▪Total Energy Services, Inc. ▪Trican Well Services Ltd. ▪S&P 500 Index

2021 Management Information Circular	80

TSR Collar

Starting with the 2020 PSU grant, the portion of PSUs tied to the relative TSR metric (50%) now includes a collar provision on the multiplier that sets a cap at target (1.0x multiplier) in the event the Company experiences a negative absolute TSR at the end of the three-year performance period, regardless of the Company’s relative TSR ranking, and sets a floor at threshold (0.4x multiplier) in the event the Company’s absolute TSR is greater than that of the S&P 500 Index at the end of the three-year period, regardless of the Company’s relative TSR ranking. A summary of the TSR Collar structure is shown below:

Absolute 3-Year TSR	Impact on TSR Multiplier
<0%	Cap of 1.0x, regardless of relative TSR ranking
>S&P 500 Index	Minimum of 0.4x, regardless of relative TSR ranking

Capital Structure – 25% weighting

The Capital Structure metric is an absolute, strategic financial measure to help provide comprehensive measurement of company performance through achievement of a long-term strategic objective. With Capital Structure, we are aligning long-term compensation with our publicly stated goal to reduce debt with free cash flow to enhance shareholder value. Precision’s three-year Capital Structure performance and resulting multiplier is determined using the scale below, and the committee may determine the multiplier using interpolation if our performance falls between ranges.

Capital Structure	Multiplier
Stretch - $400,000,000 debt repaid	2.0 times payout
Target - $300,000,000 debt repaid	1.0 times payout
Threshold - $250,000,000 debt repaid	0.4 times payout
Below Threshold	zero payout

Leverage Ratio – 25% weighting

The Leverage Ratio, or Long-term Debt to Adjusted EBITDA as shown in our Annual Report, will be applied with an annual threshold, target, and stretch goal for each of the three years in the performance period. Each year’s results will have an equal 1/3 weighting on the final Leverage Ratio multiplier. With the addition of the Leverage Ratio, we are providing a balanced, comprehensive measurement of overall company performance. Precision’s three-year Leverage Ratio performance and resulting multiplier is determined using the scale below, and the committee may determine the multiplier using interpolation if our performance falls between ranges.

Leverage Ratio	2020	2021	2022	Multiplier
Stretch	3.25	2.50	2.00	2.0 times payout
Target	3.50	2.75	2.25	1.0 times payout
Threshold	3.75	3.00	2.50	0.4 times payout
Below Threshold	>3.75	>3.00	>2.50	zero payout

At the end of the three-year performance period, the HRCC’s compensation consultant assesses Precision’s performance against the stated metrics. The HRCC reviews Meridian’s assessment, along with other relevant factors, and recommends a multiplier (ranging from zero to two) to the Board for approval.

The targets for the 2020 Capital Structure and Leverage Ratio metrics were approved by the Board in early February 2020, prior to the challenging macroeconomic events caused by COVID-19. In reviewing year-end progress of these metrics, both management and the Board agreed that no adjustments to targets would be applied.

PSU Payout Cap of 5x (Five Times) Grant Value

The maximum number of PSUs that may be earned is 2x (two times) the number granted. Additionally, for the 2020 PSU grants, the Board has implemented a ceiling whereby it manages the Company’s financial exposure by capping total payout at 5.0x (five times) the original grant value, which can be achieved through any combination of share price appreciation and PSU multiplier.

2021 Management Information Circular	81

Payout of 2018 PSU Awards

The 2018 PSU awards vested on January 31, 2021, which were based 100% on relative TSR performance, and were paid out on March 9, 2021.

The table below shows the difference between the grant value and the payout value for each NEO, illustrating the variable / at-risk nature. The Board approved a multiplier of 2.00x, resulting in a final PSU payout that was approximately 55% of the grant value for the NEOs.

Named Executive	Grant Value(1)(3)	Number of PSUs Granted	Five-day Weighted Average Price(2)	Final PSU Payout(3)	Payout Percentage of Grant Value
Kevin Neveu	$2,864,148	30,320	$20.31	$1,574,229	55%
Carey Ford	$709,425	7,510	$20.31	$389,923	55%
Gene Stahl	$690,532	7,310	$20.31	$379,539	55%
Veronica Foley	$498,700	5,280	$20.31	$274,140	55%
Darren Ruhr	$497,556	5,420	$25.98	$281,623	57%

Notes:

(1)  Grant values were based on the volume weighted average price of Precision shares for the five trading days prior to, but not including, January 31, 2018 of $91.80 on the TSX for Canadian units and US$73.80 on the NYSE for U.S. units.

(2)  Volume weighted average price of Precision shares for the five trading days prior to, but not including, the January 31, 2021 vesting date: $25.98 on the TSX for Mr. Ruhr’s Canadian units and US$20.31 on the NYSE for the CEO and remaining NEOs’ U.S. units.

(3)  PSU grant values and payouts for Mr. Neveu, Mr. Ford, Mr. Stahl, and Ms. Foley were converted to Canadian dollars using the January 31, 2021 exchange rate of 1.2782.

How We Calculated the Payout Multiplier

Our TSR for the three-year period from February 1, 2018 to January 31, 2021 was compared to our PSU Performance Peer Group for the 2018 PSU awards:

▪ Calfrac Well Services Ltd. ▪ CES Energy Solutions Corp. ▪ Ensign Energy Services, Inc. ▪ Helmerich & Payne, Inc. ▪ Nabors Industries Ltd.	▪ Parker Drilling Co. ▪ Patterson-UTI Energy, Inc. ▪ Pioneer Energy Services Corp. ▪ RPC, Inc. ▪ Secure Energy Services Inc.	▪ Shawcor Ltd. ▪ Superior Energy Services, Inc. ▪ Total Energy Services Inc. ▪ Trican Well Service Ltd.

Meridian provided a report of their assessment of our relative TSR ranking at the end of the three-year performance period. As per the terms of the Omnibus Plan, the HRCC reviewed the TSR ranking, our relative share performance over the performance period, considered original grant values and market conditions, and recommended a multiplier of 2.00x to the Board for review and approval. The Board approved the multiplier and believes the payouts are appropriate.

All Other Compensation

Retirement Benefits

The NEOs participate in the same retirement plans as our other salaried employees, and participation is voluntary.

The Canadian program has three components:

▪	a defined contribution pension plan where we match participants’ contributions up to 1% (reduced from 5% in April 2020) of their base salary
▪	a group registered retirement savings plan
▪	a registered tax-free savings account.

Our U.S. program includes a 401(k) plan where we match participants’ contributions up to 1% (reduced from 5% in April 2020) of their cash compensation (base salary plus their STIP award). This plan is not considered a pension plan under Canadian law.

Employee Share Purchase Plan

Our employee share purchase plan encourages employees to become Precision shareholders and helps us attract and retain employees. The plan is open to Canadian and U.S. employees who have completed one full year of employment. All of the NEOs are eligible to participate in the plan.

Participants contribute up to 10% of their regular base salary through payroll deduction to purchase Precision shares. Historically, we have matched 20% of the employee’s contribution. Effective April 1, 2020, the employer match benefit was suspended. The employer contribution is a taxable benefit to the employee. All Precision shares purchased under the plan are acquired on the secondary market.

Any dividends paid are automatically reinvested to purchase additional Precision shares.

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Participants can change their contribution rate and/or stop contributions up to two times per calendar year. No vesting conditions apply, so participants can sell or transfer their shares at any time (subject to the provisions of our Insider Trading Policy) and are required to pay the associated administrative fees.

as of December 31	2020	2019	2018
Number of shares purchased	49,753	103,069	59,465
Number of shares outstanding	13,459,593	13,864,990	14,689,092
Burn rate	0.37%	0.74%	0.40%

Other Benefits

Benefits are an integral part of total compensation and are important for attracting and retaining employees.

Our Canadian, U.S. and International benefits programs offer competitive comprehensive coverage and cost sharing, and the NEOs participate in the same programs as our other employees. The programs consist of:

▪	basic, optional and dependent life insurance
▪	basic, optional, accidental death and dismemberment insurance
▪	extended health, vision and dental care
▪	short-term and long-term disability insurance
▪	employee assistance plan, and
▪	out-of-country emergency medical plan.

The NEOs also receive supplementary accidental death and dismemberment insurance benefits.

Perquisites

Executives receive limited perquisites that are consistent with the drilling and oilfield services industry and form part of a competitive compensation package. Each NEO receives a company vehicle (including operating costs) or a car allowance. Other perquisites, such as business club memberships and executive medical programs, vary by position.

See the Summary Compensation Table on page 91 for more information.

2021 Compensation Decisions

Base Salaries

On January 1, 2021, the reductions to the base salaries of the CEO and other executives implemented in April 2020 were reversed to pre-reduction levels. No other adjustments were made to the CEO or other executives’ base salaries for 2021.

Short-term Incentives

No major changes were made to the 2021 STIP scorecard, which remains heavily weighted towards our financial metrics, and maintains ESG as a key component of our scorecard, reflecting our commitment to the safety of our employees, customers, neighbors, and the environment. No adjustments were made to the STIP target percentages of our executives.

Long-term Incentives

In February 2021, executive LTIP awards were granted at reduced amounts due to the current share price. The CEO voluntarily agreed to a 10% reduction, and all other executives to a 7.5% reduction, of their annual target grant value. No stock options were granted in 2021. In addition, the 2021 PSU performance multiplier will be determined by 67% relative TSR and 33% Leverage Ratio. All of the construct changes implemented in 2020 to our LTIP awards were carried forward for 2021 awards, including:

▪	Negative TSR collar
▪	S&P 500 Index included in the 2021 PSU Peer Group, and
▪	Payout cap of 5.0x (five times) original grant value.

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CEO COMPENSATION

Based in Houston, Texas CEO since 2007

Kevin A. Neveu (60) | President and Chief Executive Officer

“Our High Performance, High Value strategy is focused on providing safe, highly-efficient and reliable field-level results through our people, technology and systems with the goal to create value for our customers and investors.”

Over the last decade, Mr. Neveu has strengthened Precision’s market position by transforming our drilling fleet through new-build and upgraded Super Series drilling rigs, diversifying our revenue base by expanding into the U.S. and international markets, and making strategic investments in training, safety and employee development. Additionally, Mr. Neveu launched Precision’s digital strategy in 2017 and today has nearly half of all Super Triple rigs operating in North America, fully equipped with our commercialized AlphaAutomationTM platform. These investments have allowed Precision to further enhance its High Performance, High Value strategy, drive market share gains, enhance returns and generate free cash flow to execute on both debt repayments and growth opportunities.

During his tenure, Mr. Neveu led Precision’s revenue base diversification from 100% exposure to Canada, to 33% to Canada, and 67% to our U.S. and international operations in 2020. This has allowed the Company to mitigate macro challenges in different regions and maximize financial returns. During the same period, we added 153 new-build or upgraded drilling rigs, bringing our total Super Series rig count to 227.

2020 Contributions and Accomplishments

The past year proved to be one of the most challenging periods facing the global energy industry. Given these challenges in global markets, Mr. Neveu led several strategic maneuvers to ensure the health and safety of all Precision stakeholders, strengthen overall liquidity levels and implement several cash preservation measures, all while sustaining the Company’s technology leadership position and high performance service offerings throughout the year.

In response to the global COVID-19 pandemic, Mr. Neveu first responded by implementing comprehensive safety protocols to protect the health and welfare of Precision staff and stakeholders. The Company avoided any shut down or interruption in services during the year and executed a series of steps to substantially preserve cash and build liquidity levels. Precision achieved full-year cash savings of approximately $150 million, inclusive of a greater than 30% reduction to its 2020 capital budget and reducing overall fixed costs by over 35%, including over $30 million in annualized general and administrative (G&A) savings. Mr. Neveu ensured that these measures did not compromise Precision’s High Performance, High Value business model and has positioned the business to sustain these fixed cost savings in an increasing rig count environment.

Despite unprecedented challenges facing the energy industry, Mr. Neveu oversaw the continued strengthening of Precision’s balance sheet in 2020 by repaying $171 million of debt over the course of the year, exceeding Precision’s original 2020 targeted range of $100 million to $150 million. The Company’s liquidity position remained strong, with amended covenants on its credit facility through to March 31, 2022 and reporting year-end liquidity of over $700 million, including increasing the cash balance from the prior year by $34 million. Precision’s deleveraging plan remains a core focus and Mr. Neveu has delivered meaningful progress toward achieving the long-term debt reduction target of $800 million from 2018 through 2022, which was recently increased from $700 million at year-end due to accelerated debt reduction achieved to date. Since 2018, Precision has paid down approximately $550 million of debt and has surpassed the high end of its annual debt reduction ranges each year. Additionally, Mr. Neveu was able to direct excess cash flow toward share repurchases during the year, cancelling 420,588 shares or approximately 3.5% of the public float for approximately $11 million.

Throughout 2020, Mr. Neveu remained committed to leveraging Precision’s global scale, ‘high-spec’ rig fleet and stringently managing costs, in conjunction with repaying debt and improving financial flexibility. Mr. Neveu maintained the Company’s focus on non-core asset sales, generating proceeds of $21 million in 2020, which includes exiting underperforming business lines such as its U.S. Directional business. Precision has maintained a strong and flexible balance sheet through the cycles which has provided ample liquidity to manage its business through the downturn, while strengthening its competitive position to respond to an improved activity environment.

Despite a 61% reduction to capital expenditures from prior year, Mr. Neveu ensured Precision was still able to fund all of its maintenance needs and continue investing in the Company’s digital technology initiatives. These digital investments further differentiate Precision’s High Performance, High Value services and provide additional revenue streams for the Company.

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Regardless of global industry rig count declines experienced during the year, Mr. Neveu drove the organization to achieve strong market share and operating margins in Precision’s core geographic regions. In the U.S., the Company sustained market share levels near 8% and generated margins of $11,518 per utilization day by leveraging its contract book and reduced cost base. In the Canadian market, the Company delivered record market share of over 30% driven by its well-established leading positioning in key plays in the WCSB including the Duvernay, Montney and Deep Basin. Internationally, Precision generated stable cash flows from its contracted fleet in Kuwait and Saudi Arabia, ending the year with 6 active rigs all contracted through 2021.

In 2020, Mr. Neveu oversaw significant customer adoption and value creation from the Company’s Alpha suite of technologies offering. As of year-end, Precision had 39 Alpha-Rigs deployed in North America, fully equipped with its commercialized AlphaAutomationTM platform. The Company has drilled over 1,800 wells with this technology and has invested heavily into field-hardening the product and training its people to strengthen its competitive positioning. Precision also delivered strong achievements with its AlphaAppsTM and AlphaAnalyticsTM offerings. At year end, the Company had 18 AlphaAppsTM available, with six commercialized, achieving over 2,300 App-days during 2020. During the year, Precision also completed several case studies with its AlphaAnalyticsTM offering in various basins, setting new drilling efficiency benchmarks and achieving substantial savings for customers. Mr. Neveu has positioned the Company with a scalable, industry-leading digital portfolio which will continue to be a key differentiator of Precision’s High Performance, High Value service offering.

2020 Strategic Priorities	2020 Results
Generate strong free cash flow and reduce debt by $100 million to $150 million in 2020 and by $700 million between 2018 and 2022.

Despite the drastic industry decrease in global rig count, we ended the year with total debt reduction of $171 million, exceeding the high end of our original targeted range by $21 million. This is our third consecutive year exceeding the high-end of our annual targeted range.

At the conclusion of the year, we increased our long-term debt reduction target to $800 million, previously set at $700 million from 2018 through 2022. At year-end, we reduced debt levels by approximately $550 million, just three years into our five-year debt reduction plan.

Reported cash provided by operations of $226 million, compared with $288 million in 2019.

At the onset of the pandemic, we prioritized maintaining a strong liquidity position. We ended the year with $661 million in liquidity, providing financial flexibility to both reduce debt and utilize our Normal Course Issuer Bid (NCIB) to repurchase and cancel 420,588 common shares for $11 million.

Ended the year with a reported cash balance of $109 million and covenant relief on our Senior Credit Facility, lasting through the first quarter of 2022.

Demonstrate operational excellence in all aspects of our business including operational, financial and ESG (environmental, social and governance) metrics.

Achieved record market share levels in Canada throughout the year of over 30%. Sustained strong market share results in the U.S. at approximately 8%.

U.S. drilling margins (revenue less operating costs) of $11,518 per utilization day were driven by contracted revenues and rigid cost controls. Canada drilling margins of $8,065 per utilization day were driven by a favorable rig mix of larger AC Super Triples. International dayrates remained stable at $54,811 per utilization day. Our Completion & Production Services segment generated positive cash flow, reporting Adjusted EBITDA of $11 million.

Adjusted EBITDA in 2020 was $263 million, down 33% from prior year despite a 42% reduction in global drilling activity levels resulting from the COVID-19 pandemic.

Published our first Corporate Responsibility Report, conducted a materiality assessment and established Scope 1 and 2 emission baselines. Invested in 7 bi-fuel systems and deployed culture employee survey..

Leverage our Alpha suite of technologies platform as a competitive differentiator and source of financial returns for Precision.

Precision ended the year with a total of 39 Alpha-Rigs deployed in the North American market, fully equipped with AlphaAutomationTM. We also had 18 AlphaAppsTM available, six of which are commercialized, and demonstrated significant cost savings with recent case studies with its AlphaAnalyticsTM offering.

Precision drilled over 1,800 wells since the roll-out of the AlphaAutomationTM technology, which includes approximately 650 wells in 2020. During 2020, we drilled approximately 200 wells with AlphaAppsTM, resulting in over 2,300 App-Days during the year.

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2020 Achievements

Organizational Development

Employee training, performance management and talent management, COVID-19 updates.

Operational initiatives with customers

Mr. Neveu has continued to drive comprehensive competency and training programs as well as performance and talent management processes. He oversaw several initiatives that helped our customers meet their environmental objectives. In light of the pandemic, Mr. Neveu has also made a continuous effort to update our employees of the COVID-19 status around the world and in our company. He began by speaking on the effects the virus could have on our industry and shifted towards COVID-19 recovery and next steps. Mr. Neveu also spoke at various Safety Stand Down events for both field and office-based employees.

Investment Community

Engagement and investor updates

We strive to align shareholder interests with our strategic objectives. Considering the state of the industry, Mr. Neveu’s high-touch philosophy of shareholder engagement with the investment community was demonstrated by his participation in over 142 face-to-face or virtual meetings with investors in 2020.

Industry and Community Involvement

Government relations (Alberta)

Non-profit boards

Speaking engagements

Mr. Neveu serves on the advisory council for the University of Calgary’s School of Public Policy. He was appointed Contractor of the Year by the International Association of Drilling Contractors (IADC) during their virtual AGM in November 2020. As the past Chairman of IADC, Mr. Neveu also participated as a panelist and keynote speaker at their virtual Onshore/Offshore Drilling Services Conference & Exhibition and virtual World Drilling Conference & Exhibition. Mr. Neveu has also spoken for the Canadian Association of Drilling Contractors at their Minister Energy Round Table on the Future of the Canadian Drilling Industry.

Community Involvement

Mr. Neveu has overseen continued community involvement through various contributions and corporate donations even through these virtual times.

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2020 CEO Compensation

Mr. Neveu’s total direct compensation for 2020 is aligned at the median (50th percentile) of our 2020 Compensation Peer Group, which aligns with our stated philosophy of targeting the median based on the executive’s experience, performance, and other factors.

2020 Pay Mix

The graph below shows the breakdown of Mr. Neveu’s total direct compensation for 2020 in Canadian dollars as reported in the summary compensation table on page 91.

Base Salary

All of our executive team is based out of our Houston, Texas office, including Mr. Neveu. In 2016, the Board determined that Precision’s long-term growth strategy would be better served by relocating the CEO to Houston and increasing his focus on our U.S. and international operations. As a result, Mr. Neveu relocated to Houston as of March 1, 2016, and the Board decided to adjust the CEO’s base salary to align with the median of our Compensation Peer Group, but to do so over a two-year period because of the challenging conditions facing the industry and to pay the CEO in U.S. dollars. In 2016, Mr. Neveu’s base salary was adjusted to US$670,000 and then to US$800,000 in March 2017 as the second step to align with the median of our Compensation Peer Group, which coincided with the beginning of Mr. Neveu’s tenth year as CEO at Precision.

The Board made no adjustments to the CEO’s base salary in 2018 or 2019. On April 1, 2020, in response to market conditions, the CEO voluntarily agreed to a 20% base salary reduction which was effective through remainder of the year and reversed January 1, 2021.

Short-term Incentive

Mr. Neveu received a 2020 STIP payout of US$543,009 that was based on his targeted award (100% of eligible base salary, which took into account the 20% reduction effective April 1, 2020) and the Board’s assessment of our corporate performance and Mr. Neveu’s individual performance in 2020. Our 2020 corporate performance score was calculated at 69.88%. The Board rated Mr. Neveu’s individual performance as Strong based on the execution of strategic objectives that were set out at the beginning of the year by the Board.

Long-term Incentive

Mr. Neveu’s targeted 2020 LTIP grant was US$3,200,000, which represents the same multiple of base salary as in prior years. His LTIP grant was allocated 70% PSUs and 30% RSUs. In 2019, his LTIP award was allocated 70% PSUs, 20% RSUs and 10% stock options. In 2018, his LTIP award was allocated 70% PSUs and 30% stock options. From 2014 to 2017, his LTIP award was allocated 60% PSUs and 40% stock options, and 50/50 prior to that.

Mr. Neveu has not realized any value from his stock option awards since 2012. As of December 31, 2020, all of his vested options were under water. Since 2009, Mr. Neveu has had 50,820 stock options (on a post-consolidation basis) expire with no value realized.

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Five Year Compensation Lookback

The following table displays the targeted total direct compensation (base salary + targeted STIP + targeted LTIP) of the CEO as compared to the total actual or “realized” compensation received during the previous five years.

Compensation	2016 (US$)	2017 (US$)	2018 (US$)	2019 (US$)	2020 (US$)
Target base salary (1)	$670,000	$800,000	$800,000	$800,000	$800,000
Target STIP award	$670,000	$800,000	$800,000	$800,000	$800,000
LTIP	$2,354,036	$3,179,136	$3,220,884	$3,199,907	$3,200,000
Total target compensation	$3,694,036	$4,779,136	$4,820,884	$4,799,907	$4,800,000
Salary earned (2)	$637,756	$751,885	$800,000	$800,000	$713,846
Actual STIP award	$415,179	$618,437	$1,109,840	$905,600	$543,009
LTIP	$1,482,257	$652,271	$379,655	$463,606	$1,609,060
Total compensation received	$2,535,192	$2,022,593	$2,289,495	$2,169,206	$2,865,915
% difference from total target	69%	42%	47%	45%	60%

 Note:

(1)	When Mr. Neveu relocated to Houston, his base salary was adjusted to US$670,000 on March 1, 2016, and US$800,000 on March 1, 2017.
(2)	Mr. Neveu’s 2020 base salary reflects 27 pay periods (instead of 26) because the last payment in our 2020 US payroll calendar was on December 31.
(3)	Realized STIP award represents the actual payout received within each year based on the performance of predetermined financial, operational, and individual metrics.
(4)

Realized LTIP award represents the actual payout received from the vesting of a previous grant of PSUs (three years prior), final one-third of the previous RSU grants (three years prior), second one-third of the previous RSU grant (two years prior), fist one-third of the previous RSU grant (one year prior), and the value of any exercised stock options within each year reported. Mr. Neveu’s first grant of RSUs was in 2019.

Targeted Versus Realized and Realizable Compensation

Over the past five years, Mr. Neveu had an average realized and realizable total direct compensation of $4,808,100, representing 67% of the average value of his targeted compensation. This average is significantly less than his targeted compensation due to our stock option awards being out-of-the-money as of December 31, 2020, and the realized value of the PSUs which are tied to our share performance, highlighting the variable/ at-risk nature of the CEO’s compensation. Mr. Neveu’s average targeted total direct compensation was below the median of the market from 2016 to 2020 (approximately the 47th percentile).

Notes:

(1) Average of base salary earned, target bonus, and target long-term incentive values from 2016 through 2020.

(2)  Average of base salary earned, realized or actual STIP payout received, and long-term incentives using the grant date fair value from 2016 through 2020 as disclosed in the Summary Compensation Table on page 91.

(3)  Average of base salary earned, realized or actual STIP payout received, the value of vested/exercised long-term incentive awards, and the estimated current value of unvested/unexercised long-term incentive awards granted from 2016 through 2020:

∎   vested/exercised stock options and PSUs are valued at time of vesting or exercise

∎   unvested/unexercised stock options are valued using $20.93, the closing price of Precision shares on the TSX on December 31, 2020 (US$16.49 on the NYSE)

∎   unvested/unexercised PSUs and options are valued using $20.66, the volume weighted average price of Precision shares for the five trading days prior to December 31, 2020 on the TSX (US$16.05 on the NYSE), and a performance multiplier of 0.44x for 2016, 0.80x for 2017, 2.00x for 2017, and 1.00x (target) for 2019 and 2020. PSUs include reinvestment of additional units received as dividend equivalents.

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Perquisites

Mr. Neveu’s perquisites include a leased vehicle, parking, a housing allowance, tax preparation services, an executive health program, the employer portion of benefit premiums, the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

The Board approved a US$50,000 annual housing allowance to recognize the significant proportion of time the CEO is required to spend in both Houston and Calgary on Precision business. The allowance compensates Mr. Neveu for maintaining his own secondary residence in Calgary, which is more cost effective for Precision than paying for hotel accommodations, meals and other related expenses when he is there for Precision business. The HRCC sought independent advice from our independent consultant before recommending the allowance to the Board for approval.

Share Ownership (as of March 24, 2021)

As CEO, Mr. Neveu is required to hold five times his annual base salary while the other NEOs aim for two times their base salary. We calculate share ownership based on the actual purchase cost or the current market value of our shares (whichever is higher). Mr. Neveu’s actual purchase cost for Precision shares is $7,903,890.

Number of Precision shares	Market Value (1)	Meets Share Ownership Target (2)
65,207	$1,663,431	Yes, holds 5 times his base salary

Notes:

(1)	The market value of Mr. Neveu’s shares are based on $25.51, the closing price of Precision shares on the TSX on March 24, 2021.

(2) Share ownership targets are calculated using the actual purchase cost or market value, whichever is higher. Mr. Neveu’s share ownership multiple was calculated by converting his base salary to Canadian dollars using the March 24, 2021 exchange rate.

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Share Performance

The graph below shows our TSR over the last five years, assuming $100 was invested in Precision shares on December 31, 2015 and dividends were reinvested over the same period. It compares Precision’s TSR to the total shareholder return of the S&P/TSX Composite Index, the S&P/TSX Equal Weight Oil & Gas Index, and the median TSR of our 2020 PSU Performance Peer Group.

.

at December 31	2015	2016	2017	2018	2019	2020
Precision (PD: TSX)	$100	$134	$70	$43	$33	$19
S&P/TSX Composite	$100	$118	$124	$110	$131	$134
S&P/TSX Equal Weight Oil & Gas Index	$100	$136	$119	$88	$97	$67
2020 PSU Performance Peer Group(1)	$100	$152	$125	$82	$57	$29

Notes:

(1)  Our 2020 PSU Performance Peer Group consisted of 15 companies with similar business operations that we compete with for investors and 1 index, the S&P 500. The TSR shown in the graph above assumes our same PSU Performance Peer Group for all previous years (see page 80 for details about our 2020 PSU Performance Peer Group).

Cost of Management

The table below compares our adjusted EBITDA to the total compensation paid to our NEOs for the last five years. In 2020, we saw an 8.5% decrease in total compensation paid to the NEOs. Due to the challenging macroeconomic events caused by COVID-19, we also experienced a significant decrease in our EBITDA performance. Overall, the cost of management ratio has averaged below 5% of EBITDA.

($ in millions)	2016	2017	2018	2019	2020
Total compensation cost	$11.2	$11.4	$14.8	$15.2	$13.9	Average cost of
Adjusted EBITDA	$228.1	$304.9	$375.1	$391.9	$263.7	management ratio
Cost of management ratio	4.91%	3.74%	3.95%	3.88%	5.27%	4.57%

The cost of management ratio includes the following NEOs:

2016: Kevin Neveu, Carey Ford, Gene Stahl, Doug Evasiuk, and Grant Hunter

2017: Kevin Neveu, Carey Ford, Gene Stahl, Doug Evasiuk, and Grant Hunter

2018: Kevin Neveu, Carey Ford, Gene Stahl, Shuja Goraya and Veronica Foley

2019: Kevin Neveu, Carey Ford, Gene Stahl, Veronica Foley and Darren Ruhr

2020: Kevin Neveu, Carey Ford, Gene Stahl, Veronica Foley and Darren Ruhr

There is no direct correlation between TSR and total cash compensation awarded to our NEOs because base salary and the short-term incentive plans are not based on share performance. The value realized from our LTIP awards is correlated to our TSR because the value is directly tied to the value of Precision shares, which is aligned with shareholder interests. For more information, see 2020 Long-term Incentive Awards on page 79 for more information.

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2020 COMPENSATION DETAILS

Summary Compensation Table

The table below shows the total compensation paid or awarded to each NEO in the last three years ending December 31. All amounts are in Canadian dollars.

(as at December 31, 2020)					Non-equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)(1)	Share-based Awards ($)(2)	Option-based Awards ($)(2)(3)	Annual Incentive Plan ($)(4)	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)(7)
Kevin A. Neveu President and CEO	2020	957,339	4,235,600	—	728,229	—	179,327	6,100,495
	2019	1,061,360	3,769,285	419,533	1,188,559	—	189,592	6,628,329
	2018	1,037,280	2,750,701	1,244,719	1,439,019	—	199,330	6,671,049
Carey Ford Senior Vice President and CFO	2020	537,292	1,323,645	—	308,380	—	83,380	2,252,697
	2019	541,855	1,178,077	131,085	457,021	—	110,906	2,418,944
	2018	489,417	851,883	299,775	539,430	—	116,748	2,297,253
Gene C. Stahl Chief Marketing Officer	2020	550,236	1,191,232	—	315,810	—	105,778	2,163,056
	2019	563,844	1,060,167	117,945	473,563	—	104,722	2,320,241
	2018	541,280	828,749	291,679	596,311	—	109,599	2,367,618
Veronica Foley Senior Vice President, General Counsel and Corporate Secretary	2020	490,971	926,406	—	282,795	—	40,480	1,740,652
	2019	468,886	824,603	91,822	395,736	—	57,657	1,838,704
	2018	419,501	598,767	210,712	462,369	—	60,655	1,752,005
Darren Ruhr Chief Administrative Officer	2020	420,770	926,406	—	241,503	—	74,580	1,663,259
	2019	414,175	824,603	91,822	357,844	7,442	263,344	1,959,230
	2018	382,484	621,945	213,501	419,480	14,645	48,763	1,700,818

Notes:

(1)   2020 base salaries for the NEOs were paid in U.S. dollars and converted to Canadian dollars using an annual average exchange rate of 1.3411.

2020 base salaries for the NEOs reflect 27 pay periods (instead of 26) because the last payment in our 2020 US payroll calendar was on December 31.

Mr. Neveu’s base salary was adjusted to US$800,000 in March 2017 to align with the median of our Compensation Peer Group. No adjustment was made to his base salary in 2018 or 2019.

Mr. Stahl assumed the position of Chief Marketing Officer on July 3, 2019. Prior to assuming his new role, Mr. Stahl served as the President, Drilling Operations.

(2)   Share-based awards represent the grant date fair value of PSU awards, and option-based awards represent the grant date fair value of the option awards. U.S. dollar amounts were converted to Canadian dollars using the following exchange rates:

2020 awards: 1.3236 (February 1, 2020 for PSUs and RSUs)

2019 awards: 1.3088 (February 1, 2019 for PSUs and RSUs) and 1.3145 (February 22, 2019 for stock options)

2018 awards: 1.2293 (January 31, 2018 for PSUs and RSUs) and 1.2659 (February 23, 2018 for stock options).

(3)	The grant date fair value of options in the last three years is based on the following values, as calculated by our independent consultant:

	2019 Options		2018 Options
Assumptions	Canadian	U.S.	Canadian	U.S.
Share price	$68.00	US$51.20	$87.00	US$68.80
Expected life (years)	5	5	5	5
Risk free rate of return	2.2%	2.8%	1.6%	2.1%
Volatility (capped at 50%)	50.0%	50.0%	50.0%	50.0%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Black-Scholes multiple	45.4%	46.6%	44.7%	45.4%
Black-Scholes value	$30.80	US$23.80	$38.80	US$31.20

The weighted average accounting fair value of all options granted and disclosed in our financial statements is $138.86, estimated on the grant date using the Black-Scholes option pricing model and the following assumptions:

▪	an average risk-free interest rate of 1%
▪	an average expected life of 4 years
▪	an expected forfeiture rate of 5%
▪	expected volatility of 50%.

The Black-Scholes model is a widely accepted model for valuing stock options and is consistent with the approach used by our independent consultant in determining market competitive compensation levels. Both sets of values are derived using the Black-Scholes model but with slightly different assumptions. For compensation purposes, the assumptions were based on our independent consultant’s standard methodology, which allows us to ensure an accurate comparison to the data we use for benchmarking.

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(4)   Annual incentive plan is the annual cash bonus (STIP) earned for the year and based on performance criteria for that year and reward is paid in March of the following year.

(5)   Pension value represents Precision’s matching contributions under the defined contribution pension plan.

(6)   Perquisites totaled more than $50,000 for each NEO and include the following:

Mr. Neveu: a leased vehicle, parking, a housing allowance, tax preparation services, an executive health program, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan. The US$50,000 housing allowance for 2018, 2019 and 2020 was approved by the Board in recognition of the significant proportion of time Mr. Neveu is required to spend in both Houston and Calgary on Precision business. The HRCC sought independent advice from our independent consultant before recommending the housing allowance to the Board for review and approval. The housing allowance compensated Mr. Neveu for maintaining his own secondary residence in Calgary, which was more cost-effective for Precision than paying for hotel accommodations, meals and other related expenses.

Mr. Ford: a leased vehicle, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

Mr. Stahl: an annual vehicle allowance, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

Ms. Foley: a leased vehicle, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

Mr. Ruhr: a leased vehicle, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan. In addition, Mr. Ruhr relocated to Houston from Calgary in July 2019. His relocation costs have been included in the All Other Compensation section above.

All perquisite values were based on the total cost to Precision.

(7)   If not specifically identified in one of the above footnotes, compensation for the NEOs for 2019 and 2018 was converted to Canadian dollars using the average exchange rate of 1.3267 and 1.2966, respectively.

 Value Vested or Earned During the Year

The table below shows the value vested or earned on all option-based awards, share-based awards and non-equity incentive plan compensation (2020 STIP award) for each NEO during the year ended December 31, 2020.

Named Executive	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
Kevin Neveu	—	$2,056,060	728,229
Carey Ford	—	$556,977	308,380
Gene Stahl	—	$531,017	315,810
Veronica Foley	—	$391,090	282,795
Darren Ruhr	—	$398,885	241,503

Notes:

(1)  No option-based awards were in-the-money on the vesting date.

(2)  Share-based awards – For the CEO and other NEOs, the value vested includes the 2018 PSU payout based on the volume weighted average price of Precision shares for the five trading days prior to the January 31, 2021 vesting date, of $25.98 on the TSX for Canadian units, and $20.31 on the NYSE for U.S. units. The PSU multiplier was 2.0x as determined by the Board and paid in cash. For Mr. Ford, Mr. Stahl, Ms. Foley, and Mr. Ruhr, the value vested also includes the third tranche of the 2018 RSU payout based on the volume weighted average price of Precision shares for the five trading days prior to the January 31, 2021 vesting date, of $25.98 on the TSX for Canadian units, and $20.31 on the NYSE for U.S. units. For the CEO and other NEOs, the value vested also includes the second tranche of the 2019 RSU payout and the first tranche of the 2020 RSU payout based on the volume weighted average price of Precision shares for the five trading days prior to the February 1, 2020 vesting date, of $25.98 on the TSX for Canadian units, and $20.31 on the NYSE for U.S. units. Amounts were converted to Canadian dollars using the January 31, 2021 exchange rate of 1.2782.

(3)  Amounts for the non-equity incentive plan compensation (STIP awards) were converted to Canadian dollars using the 2020 average exchange rate of 1.3411.

Total Options Exercised During the Year (Supplemental Table)

The table below shows the options exercised by the NEOs in 2020 and the value realized.

Named Executive	Number of Options Exercised in 2020 (#)	Grant Value ($)	Value Realized ($)	Gain/Loss (%)
Kevin Neveu	—	—	—	—
Carey Ford	—	—	—	—
Gene Stahl	—	—	—	—
Veronica Foley	—	—	—	—
Darren Ruhr	—	—	—	—

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Equity-based Compensation Outstanding Option-based Awards and Share-based Awards The table below show the outstanding option-based and share-based awards for each NEO as of December 31, 2020.

	Option-based Awards					Share-based Awards
Named Executive	Year	Number of Shares Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the- money Options ($)(1)	Number of Shares or Units of Shares that have not Vested (#)(2)	Market or Payout Value of Share-based Awards that have not Vested ($)(1)(3)	Market or Payout Value of Vested Share-based Awards not Paid Out or Distributed ($)
Kevin Neveu	2020	—	—	—	—	131,150	$2,753,503	—
President	2019	13,410	US$68.80	Feb 23, 2025	—	73,845	$1,550,381	—
and CEO	2018	31,515	US$68.80	Feb 23, 2025	—	30,320	$636,570	—
	2017	25,040	US$111.40	Feb 17, 2024	—	—	—	—
	2016	34,300	US$64.20	Feb 23, 2023	—	—	—	—
	2015	29,285	$146.40	Feb 11, 2022	—	—	—	—
	2014	16,040	$203.00	Feb 12, 2021	—	—	—	—
Total		149,590			—	235,315	$4,940,454	—
Carey Ford	2020	—	—	—	—	40,985	$860,483	—
Senior Vice	2019	4,190	US$51.20	Feb 25, 2026	—	23,080	$484,566	—
President and	2018	7,590	US$68.80	Feb 23, 2025	—	8,763	$183,980	—
CFO	2017	6,650	US$111.40	Feb 17, 2024	—	—	—	—
	2016	2,925	US$100.40	May 9, 2023	—	—	—	—
	2016	4,390	US$64.20	Feb 23, 2023	—	—	—	—
	2015	4,005	US$115.80	Feb 11, 2022	—	—	—	—
	2014	1,975	US$183.60	Feb 12, 2021	—	—	—	—
Total		31,725			—	72,828	$1,529,029	—
Gene Stahl	2020	—	—	—	—	36,885	$774,403	—
Chief Marketing	2019	3,770	US$51.20	Feb 23, 2025	—	20,770	$436,068	—
Officer	2018	7,385	US$68.80	Feb 23, 2025	—	8,527	$179,025	—
	2017	5,475	US$111.40	Feb 17, 2024	—	—	—	—
	2016	10,240	US$64.20	Feb 23, 2023	—	—	—	—
	2015	9,340	US$115.80	Feb 11, 2022	—	—	—	—
	2014	4,605	US$182.40	Feb 12, 2021	—	—	—	—
Total		40,815			—	66,182	$1,389,496	—
Veronica Foley	2020	—	—	—	—	28,685	$602,244	—
Senior Vice President,	2019	2,935	US$51.20	Feb 25, 2026	—	16,155	$339,175	—
General Counsel and	2018	5,335	US$68.80	Feb 23, 2025	—	6,160	$129,330	—
Corporate Secretary	2017	3,910	US$111.40	Feb 17, 2024	—	—	—	—
	2016	1,280	US$64.20	Feb 23, 2023	—	—	—	—
	2016	550	US$100.40	May 9, 2023	—	—	—	—
	2015	1,170	US$115.80	Feb 11, 2022	—	—	—	—
Total		15,180			—	51,000	$1,070,749	—
Darren Ruhr	2020	—	—	—	—	28,685	$602,244	—
Chief Administrative	2019	2,935	US$51.20	Feb 25, 2026	—	16,155	$339,175	—
Officer	2018	5,490	US$87.00	Feb 23, 2025	—	6,323	$132,340	—
	2017	3,910	US$146.00	Feb 17, 2024	—	—	—	—
	2016	5,590	$89.20	Feb 23, 2023	—	—	—	—
	2015	5,745	$146.40	Feb 11, 2022	—	—	—	—
	2014	2,520	$203.00	Feb 12, 2021	—	—	—	—
Total		26,190			—	51,163	$1,330,955	—

Notes:

(1)

Values of the option-based and share-based awards granted to Mr. Neveu from 2013 to 2015 and Mr. Ruhr from 2013 to 2018 are based on $20.93, the closing price of Precision shares on the TSX on December 31, 2020. Values of the option-based and share-based awards granted to Mr. Ford, Mr. Stahl, and Ms. Foley from 2013 to 2020, Mr. Neveu from 2016 to 2020 and Mr. Ruhr for 2019 to 2020 are based on US$16.49, the closing price of Precision shares on the NYSE on December 31, 2020 and were converted to Canadian dollars using the December 31, 2019 exchange rate of 1.2732.

(2)

Share-based awards that have not vested for CEO and other NEO’s are comprised of PSUs and RSUs. For Mr. Neveu, 2020 awards include 91,805 PSUs and 39,345 RSUs, 2019 awards include 57,435 PSUs and 16,410 RSUs, and 2018 awards include 30,320 PSUs. For Mr. Ford, 2020 awards include 28,690 PSUs and 12,295 RSUs, 2019 awards include 17,950 PSUs and 5,130 RSUs, and 2018 awards include 7,510 PSUs and 1,253 RSUs. For Mr. Stahl, 2020 awards include 25,820 PSUs and 11,065 RSUs, 2019 awards include 16,155 PSUs and 4,615 RSUs, and 2018 awards include 7,310 PSUs and 1,217 RSUs. For Ms. Foley, 2020 awards include 20,080 PSUs and 8,605 RSUs, 2019 awards include 12,565 PSUs and 3,590 RSUs, and 2018 awards include 5,280 PSUs and 880 RSUs. For Mr. Ruhr, 2020 awards include 20,080 PSUs and 8,605 RSUs, 2019 awards include 12,565 PSUs and 3,590 RSUs, and 2018 awards include 5,420 PSUs and 903 RSUs.

(3) The value of all PSU awards assumes a payout multiplier of 1.0x. PSUs may vest between 0% and 200% based on performance, see “2020 PSU Awards” on page 80.

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Equity Incentive Plan Information

Securities Authorized for Issue Under Equity Compensation Plans

The table below provides details about the equity securities authorized for issue under our compensation plans (on a post-consolidation basis) as of December 31, 2020:

Type of Plan	Number of Shares to be Issued upon Exercise of Outstanding Equity-based Awards and DSUs (#)	Weighted Average Exercise Price of Outstanding Equity-based Awards ($)	Number of Shares Remaining Available for Future Issue Under Equity Compensation Plans (#)
Equity compensation plans approved by shareholders
1. Omnibus Plan (1)(2)(3)(4)	747,178	$138.86	97,044
2. DSU plans (5)	79,044	—	13,270
Equity compensation plans not approved by shareholders	—	—	—
Total	826,222		110,314

Notes:

(1)

RSUs and PSUs granted under the Omnibus Plan, which was adopted in 2017, may be settled in common shares issued from treasury and are included in the calculation of the Number of Shares to be Issued upon Exercise of Outstanding Equity-based Awards, using a 1.0x payout multiplier for PSUs (see 2020 PSU Awards on page 80).

(2)	Stock options will only be granted under the Omnibus Plan going forward. 747,178 includes options outstanding under the stock option plan.

(3)  The number of shares available for future issuance under the Omnibus Plan as the total plan limit (894,379) less the number of options and common shares issuable on exercise of outstanding options under our stock option plan and the number of common shares issuable on exercise/vesting, as applicable, of options and RSUs and PSUs, as applicable, under our Omnibus Plan.

(4)

The Omnibus Plan includes a sub-limit for share issuances for PSUs, RSUs and bonuses. The maximum aggregate number of shares that are issuable for PSUs, RSUs and bonuses is 263,900 in a one-year period.

(5)	DSUs outstanding include DSUs granted under the old DSU plan and the 2012 DSU plan. DSUs outstanding under the old DSU plan total 1,470. DSUs outstanding under the 2012 DSU plan total 77,574.

Granting Stock Options and Awards

As of December 31, 2020, we had 13,459,593 shares outstanding and 747,174 Precision shares reserved for issue under our stock option plan and Omnibus Plan. We have several limitations under the plan to mitigate risk:

Plan Limits (within the Fixed Maximum of 894,379 Common Shares)	as a % of the Shares Outstanding
Maximum number of shares that may be issued in a one-year period under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	5%
Maximum number of shares that may be issued to a single participant under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	2%
Maximum number of shares outstanding that may be: (i) issued to insiders (as a whole) in a one-year period, or (ii) issuable to insiders at any time in each case, under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	10%
2020 burn rate	0.00%

The table below provides details about award grants under the stock option plan and Omnibus Plan for the last three fiscal years.

(as at December 31)	2020		2019		2018
Measure of dilution	# of Equity-based Awards	% of shares outstanding(1)	# of Equity-based Awards	% of shares outstanding(1)	# of Equity-based Awards	% of shares outstanding
Annual grant – the total number of awards granted under the plans each year	—	0.00%	240,545	1.65%	207,113	1.41%
Equity-based awards outstanding – the total number of awards outstanding (including the annual grant) under the plans at the end of each year	747,178	5.67%	824,992	5.67%	639,940	4.36%
Equity-based awards available for grant – the number of awards remaining in the reserve approved by shareholders and available for grant under the plans at the end of each year	13,270	0.02%	3,465	0.02%	188,516	1.28%
Overhang – the number of awards outstanding plus the number of awards remaining in reserve approved by shareholders and available for future grants	828,457	5.70%	828,457	5.70%	828,457	5.64%

Notes:

(1)  RSUs and PSUs granted under the Omnibus Plan, which was adopted in 2017, may be settled in common shares issued from treasury and are included in the calculation of burn rates using a 1.0x payout multiplier for PSUs (see 2020 PSU Awards on page 80). Percentage of shares outstanding is calculated using the weighted average outstanding shares for the year-ended December 31.

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About the Stock Option Plan and Omnibus Plan

There have been 747,178 options, PSUs and RSUs issued under our stock option plan and our Omnibus Plan, representing 5.55% of the issued and outstanding common shares (assuming each option, PSU and RSU is converted into one common share), and 77,574 DSUs under the 2012 DSU plan, representing 0.58% of the outstanding common shares (assuming each DSU is converted into one common share). The burn rate for our DSU plan was 0% in 2020, 0.27% in 2019, and 0.16% in 2018.

The Board can amend or terminate the stock option plan at any time without shareholder approval. Shareholders must, however, approve the following changes:

▪	increasing the number of Precision shares reserved for issue under the stock option plan
▪	reducing the exercise price of a stock option
▪	extending the term of a stock option
▪	increasing any limit in our stock option plan on grants to insiders
▪	adding any form of financial assistance by Precision for the exercise of options
▪	changing the amending provisions of the stock option plan
▪	granting the Board additional powers to amend the plan or any option without shareholder approval.

Any change made will not affect any rights that have already accrued to option holders.

Neither the Board nor security holders can alter or affect the rights of a participant under an award previously granted in a negative way without the consent of that participant, except as required by law or as set out in the Omnibus Plan. See Termination and Change of Control on page 96 for a summary of the effect on employee’s termination for or without cause will have on options, PSUs and RSUs.

The Board can amend or terminate the Omnibus Plan at any time without shareholder approval, subject to applicable law (including the policies of the TSX) that require the approval of security holders or any governmental or regulatory bodies. Shareholders must, however, approve the following changes:

▪	increasing the maximum number of common shares issuable under the Omnibus Plan, other than to adjust for stock dividends, stock splits, mergers and other similar transactions
▪	increasing the length of the period after a blackout period when stock options may be exercised
▪	to make an amendment that would result in the exercise price for any stock option granted under the Omnibus Plan to be lower than the fair market value on the grant date
▪	to allow non-employee directors to participate under the Omnibus Plan
▪	to remove or exceed the limit of insiders participating in the Omnibus Plan
▪

to reduce the exercise price of a stock option, or to allow the cancellation and reissuance of an option or other entitlement, other than for stock dividends, stock splits, mergers and other similar transactions

▪

to extend the term of a stock option beyond the original expiry date (except to allow a holder to exercise an option within 10 business days following a blackout period if the option expired during or within 10 business days following a blackout period)

▪	to change the amendment provisions
▪	to allow awards under the Omnibus Plan to be transferred or assigned, other than for normal estate settlement purposes
▪	to make amendments that require approval by security holders under applicable law (including the rules, regulations and policies of the TSX).

The HRCC administers the Omnibus Plan unless the Board designates another committee to interpret, implement or administer the plan from time to time.

As plan administrator, the HRCC may:

▪	establish, amend or repeal administrative rules and regulations or forms or documents relating to the operation of the Omnibus Plan
▪	correct any defects, omissions or inconsistencies in the Omnibus Plan as the HRCC deems necessary
▪	seek recommendations from the Chair of the Board or the CEO about any administrative matters relating to the Omnibus Plan.

Subject to applicable law, the HRCC may delegate certain duties and powers relating to the Omnibus Plan to a director, officer or employee of Precision as it sees fit.

The HRCC may also appoint or engage a trustee, custodian or administrator to administer or implement the Omnibus Plan. Any decision by the Board or the HRCC relating to the administration and interpretation of the Omnibus Plan is final and binding on the plan participants.

Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision shares are listed or traded, the Board may amend or terminate the 2012 DSU plan at any time, without shareholder approval, provided that any amendment of the 2012 DSU plan shall be such that the 2012 DSU Plan and any DSUs granted under the plan continuously meet the requirements of paragraph 6801(d) of the regulations to the Income Tax Act (Canada).

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Also, unless required by applicable law or the affected Directors’ consent, no amendment may adversely affect the rights of Directors with respect to DSUs to which the Directors are then entitled under the 2012 DSU plan. If the 2012 DSU plan is terminated, all DSUs already granted under the plan will continue to exist and be redeemed in accordance with the 2012 DSU plan, until no further DSUs granted under the plan remain outstanding. However, no additional DSUs shall be granted under the plan after termination of the 2012 DSU plan. Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision Shares are listed or traded, the old DSU plan may be amended or terminated at any time by the Board, except as to rights already accrued thereunder.

Pension Benefits

The table below outlines the change in value of the Canadian defined contribution pension plan (DCPP) holdings of Mr. Neveu, Mr. Stahl, and Mr. Ruhr during 2020. Mr. Neveu stopped participating in the DCPP upon his relocation to Houston, Texas on March 1, 2016, Mr. Stahl stopped participating in the DCPP upon his relocation to Houston on March 1, 2010 and Mr. Ruhr stopped participating in the DCPP upon his relocation to Houston on May 11, 2019. As Mr. Ford and Ms. Foley have only been U.S. employees, they did not participate in the DCPP prior to or during 2020.

Named Executive	Accumulated Value at Start of Year ($)	Compensatory(1) ($)	Non-Compensatory(2) ($)	Accumulated Value at Year End ($)
Kevin Neveu	493,811	—	37,251	531,062
Gene Stahl(3)	372,444	—	(372,444)	—
Darren Ruhr	768,056	—	70,177	838,233

Notes:

(1)  Represents employer contributions during 2020.

(2)  Includes employee contributions, interest on the accrued obligation at the start of the year, and investment gains and losses.

(3) In 2020, Mr. Stahl transferred his funds to an external locked-in registered retirement savings plan and is no longer a participant in the DCPP.

Termination and Change of Control

Employment Agreements

We have an employment agreement with each NEO. Each agreement is for an indefinite period of time and provides a summary of benefits, if any, to be received by the executive if employment is terminated for any reason (other than for cause), including retirement, death, disability, termination without cause and constructive dismissal. Terms of the agreements are based on competitive practices and include non-solicitation and confidentiality provisions to protect Precision’s interests. Any entitlements issued under our incentive plans are governed by the terms and conditions of the applicable plan. Short-term and long-term incentive awards do not automatically vest when there is a change of control. If there is a change of control and our shares are converted to or exchanged for securities of another entity, any outstanding long-term incentive awards are substituted or replaced with equivalent value in the continuing entity, on substantially the same terms.

If, however, replacement stock options:

▪	are not provided
▪	would give rise to adverse tax results to option holders
▪	are granted by a continuing entity that is not publicly traded, or
▪	is not practicable, as determined by our Board

then the outstanding stock options vest and may be exercised in certain conditions.

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These replacement stock options may vest immediately if the participant is terminated without cause or constructively dismissed within 180 days following the change of control.

Component	Resignation	Retirement	Termination with Cause	Termination without Cause/ Constructive Dismissal	Change of Control (without Constructive Dismissal)	Disability or Death
Base Salary	∎ salary ends	∎ salary ends	∎ salary ends	CEO ∎ lump sum payment equal to 24 months of base salary as of the termination date Other NEOs ∎ lump sum payment equal to 18 months of base salary as of the termination date	∎ no trigger	∎ salary ends
Short-term Incentive Plan	∎ award is forfeited	∎ award is forfeited	∎ award is forfeited

CEO

∎   an amount equal to two times the STIP target plus an additional pro-rata portion of the STIP award

Other NEOs

∎   an amount equal to 1.5 times the STIP target plus an additional pro-rata portion of the STIP award

					∎ no trigger	∎ prorated, factoring in salary paid to date and the STIP target, subject to Board’s discretion
Restricted Share Units	∎ RSUs are forfeited	∎ RSUs are forfeited	∎ RSUs are forfeited	∎ pro-rata portion of the unvested RSUs as of the termination date will continue to vest in accordance with their terms	∎ no immediate vesting of RSUs	∎ pro-rata portion of the unvested RSUs will continue to vest in accordance with their terms
Performance Share Units	∎ PSUs are forfeited	∎ PSUs are forfeited	∎ PSUs are forfeited

∎   pro-rata portion of the unvested PSUs as of the termination date will continue to vest in accordance with their terms

Termination without cause or constructive dismissal within 180 days following a change of control

∎   pro-rata portion of the unvested PSUs will vest on the termination date based on the level of achievement of the performance conditions up to the termination date

					∎ no immediate vesting of PSUs	∎ pro-rata portion of the unvested PSUs will continue to vest in accordance with their terms
Options	∎ unvested options expire and terminate immediately ∎ vested options may be exercised before the expiry date or within 30 days of the resignation date, whichever is earlier	∎ options continue to vest in accordance with their terms and may be exercised before the expiry date or within 36 months of the retirement date, whichever is earlier	∎ options expire and terminate immediately

Termination without cause

∎   options continue to vest in accordance with their terms and may be exercised before the expiry date or within 30 days of the termination date, whichever is earlier

Constructive dismissal 180 days following a change of control

∎   options immediately vest and may be exercised before the expiry date or within 90 days of the termination date, whichever is earlier

∎ no immediate vesting of options

Disability

∎   options continue to vest in accordance with their terms and may be exercised before the expiry date

Death

∎   options become fully vested and may be exercised within 12 months or before the expiry date, whichever is earlier

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Termination and Change of Control Benefits

The table below shows the estimated incremental payments and benefits each NEO would receive under each termination scenario assuming the termination occurred on December 31, 2020.

Named Executive	Resignation ($)	Retirement ($)	Termination without cause/ constructive dismissal ($)	Constructive dismissal following a change of control ($)	Change of control ($)
Kevin A. Neveu (1)
President and CEO
2 times base salary	—	—	2,037,120	2,037,120	—
2 times STIP target	—	—	2,037,120	2,037,120	—
Restricted share units	—	—	356,097	356,097	—
Performance share units (2)	—	—	1,975,027	1,975,027	—
Options (3)	—	—	—	—	—
Total payment	—	—	6,405,364	6,405,364	—
Carey Ford (1)
Senior Vice President and CFO
1.5 times base salary	—	—	792,567	792,567	—
1.5 times STIP target	—	—	594,425	594,425	—
Restricted share units	—	—	123,367	123,367	—
Performance share units (2)	—	—	586,623	586,623	—
Options (3)	—	—	—	—	—
Total payment	—	—	2,096,982	2,096,982	—
Gene C. Stahl (1)
Chief Marketing Officer
1.5 times base salary	—	—	811,665	811,665	—
1.5 times STIP target	—	—	608,749	608,749	—
Restricted share units	—	—	111,862	111,862	—
Performance share units (2)	—	—	530,692	530,692	—
Options (3)	—	—	—	—	—
Total payment	—	—	2,062,968	2,062,968	—
Veronica Foley (1)
Senior Vice President, General Counsel and Corporate Secretary
1.5 times base salary	—	—	735,273	735,273	—
1.5 times STIP target	—	—	551,455	551,455	—
Restricted share units	—	—	86,353	86,353	—
Performance share units (2)	—	—	404,470	404,470	—
Options (3)	—	—	—	—	—
Total payment	—	—	1,777,551	1,777,551	—
Darren Ruhr
Chief Administrative Officer
1.5 times base salary	—	—	620,685	620,685	—
1.5 times STIP target	—	—	465,514	465,514	—
Restricted share units	—	—	86,578	86,578	—
Performance share units (2)	—	—	406,983	406,983	—
Options (3)	—	—	—	—	—
Total payment	—	—	1,579,760	1,579,760	—

Notes:

(1)  The amounts for all the NEOs were converted to Canadian dollars using the December 31, 2020 exchange rate of 1.2732.

(2)  PSU values were calculated using the December 31, 2020 closing price of $20.93 on the TSX for Canadian units and US$16.49 on the NYSE for U.S. units, multiplied by the number of units that would have vested. We have assumed a performance multiplier of 1.0x.

(3)  Option values were calculated using the difference between the strike price and the December 31, 2020 closing price of $20.93 on the TSX for Canadian options and US$16.49 on the NYSE for U.S. options, multiplied by the number of vested options on December 31, 2020, including any unvested options that would have immediately vested given the particular trigger.

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E – OTHER INFORMATION

Non-GAAP Measures

In this Circular, we refer to non-GAAP measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Funds from Operations (or funds provided by (used in) operations)

We believe that funds provided by (used in) operations, as reported in the Consolidated Statements of Cash Flow, is a useful measure because it gives us, and our investors, an indication of the funds our principal business activities generated prior to consideration of working capital, which is primarily made up of highly liquid balances.

Adjusted EBITDA

We believe that adjusted EBITDA (earnings before income taxes, loss or gain on redemption and repurchase of unsecured senior notes, finance charges, foreign exchange, impairment of property, plant and equipment, impairment of goodwill, and depreciation and amortization), as reported in our Consolidated Statements of Earnings (Loss), is a useful supplemental measure because it gives us, and our investors, an indication of the results from our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange, taxation, and non-cash impairment, decommissioning, depreciation and amortization charges.

Return on Capital Employed

We use the return on capital employed as a performance measure. It does not have a standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of a similar measure presented by other issuers.

Return on capital employed is calculated as earnings before income taxes, finance charges, foreign exchange, impairment of goodwill and loss on asset decommissioning divided by the amount equal to the average total assets less average non-interest-bearing current liabilities for the period. We believe return on capital employed is useful method for measuring the effectiveness of management’s use of Precision’s capital in the generation of earnings.

Loans to Directors and Officers

We (including our subsidiaries) did not have any loans outstanding to our current or nominated directors, executive officers or any of their associates in 2020, or to date in 2021.

We also do not provide financial assistance to our directors to purchase securities under the DSU plan, or to executives or other employees to purchase securities under the stock option plan or any other compensation plan.

For More Information

You can find financial information about Precision in our audited consolidated financial statements and notes and management’s discussion and analysis (MD&A) for the year ended December 31, 2020.

Cautionary Statement about Forward-Looking Information and Statements

We disclose forward-looking information to help current and prospective investors understand our future prospects.

Certain statements contained in this Circular, including statements that contain words such as could, should, can, anticipate, estimate, intend, plan, expect, believe, will, may, continue, project, potential and similar expressions and statements relating to matters that are not historical facts constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, forward-looking information and statements).

Our forward-looking information and statements in this Circular include, but are not limited to, the following:

▪	our outlook on oil and natural gas prices
▪	our expectations about drilling activity in North America and the demand for drilling rigs
▪	our dept repayment plans
▪	our capital expenditure plans for 2021
▪	our reduction in G&A expenses anticipated in 2021, and
▪	our reduction in annualized interest expense for 2021.

The forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These include, among other things:

▪	our ability to react to customer spending plans as a result of changes in oil and natural gas prices
▪	the status of current negotiations with our customers and vendors

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▪	customer focus on safety performance
▪	existing term contracts are neither renewed or terminated prematurely
▪	continued market demand for Tier 1 rigs
▪	our ability to deliver rigs to customers on a timely basis
▪	the general stability of the economic and political environment in the jurisdictions we operate in, and
▪	the impact of an increase/decrease in capital spending.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

▪	volatility in the price and demand for oil and natural gas
▪	the success in vaccinations for COVID-19 worldwide
▪	fluctuations in the level of oil and natural gas exploration and development activities
▪	fluctuations in the demand for contract drilling, directional drilling, well servicing and ancillary oilfield services
▪	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity
▪	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage
▪	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs
▪	liquidity of the capital markets to fund customer drilling programs
▪	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed
▪	the impact of weather and seasonal conditions on operations and facilities
▪	competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services
▪	ability to improve our rig technology to improve drilling efficiency
▪	general economic, market or business conditions
▪	the availability of qualified personnel and management
▪	a decline in our safety performance which could result in lower demand for our services
▪

changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas

▪	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate
▪	fluctuations in foreign exchange, interest rates and tax rates, and
▪	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. You can find more information about these and other factors that could affect our business, operations or financial results in our AIF under Risks in Our Business, starting on page 39 and in other reports on file with securities regulatory authorities from time to time which you can find in our profile on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All of the forward-looking information and statements made in this Circular are expressly qualified by these cautionary statements. There can be no assurance that actual results or developments that we anticipate will be realized. We caution you not to place undue reliance on forward-looking information and statements. The forward-looking information and statements made in this Circular are made as of the date hereof. We will not necessarily update or revise this forward-looking information as a result of new information, future events or otherwise, unless we are required to by securities law.

Additional information about Precision is also available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), including the following documents:

▪	our audited consolidated financial statements, notes to financial statements and MD&A for the year ended December 31, 2020
▪	our 2020 annual report, which includes the above documents and the auditors’ report
▪	our annual information form for the year ended December 31, 2020
▪	any document or pages of any document incorporated by reference in the annual information form.

You can contact us at:

Corporate Secretary Precision Drilling Corporation Suite 800, 525 – 8th Avenue SW Calgary, Alberta, Canada T2P 1G1	Email: corporatesecretary@precisiondrilling.com Phone: 403.716.4500 Fax: 403.264.0251

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APPENDIX A – BOARD OF DIRECTORS CHARTER

PURPOSE

The Board of Directors (the “Board of Directors”) of Precision Drilling Corporation (the “Corporation”) is responsible for the stewardship of the business and affairs of the Corporation. The Board of Directors discharges its responsibility by providing direction to management of the Corporation (“Management”) and overseeing that all major issues affecting the business and affairs of the Corporation are given proper consideration.

BOARD RESPONSIBILITIES

The Board of Directors shall:

Strategy and Budget

▪

be responsible for the strategic direction of Precision, taking into account, among other things, the opportunities and risks of the business. The strategic plan is reviewed and adopted on an annual basis at a special meeting of the Board of Directors and Management;

▪	approve all significant transactions involving Precision, including all banking relationships and key borrowing and financing decisions;
▪	approve the annual business plan of Precision and its annual operating and capital budgets;
▪

approve, as recommended by the audit committee of the Board (The “Audit Committee”) requests from Management for (a) any additional unbudgeted capital and (b) any replenishment of the Chief Executive Officer’s (“CEO”) and/or Chairman of the Board’s capital approval authority under the Corporation’s Corporate Policy No. 2 – Authority Levels; and

▪	approve all amendments or departures proposed by Management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

 Senior Management

▪

appoint the CEO and, on the recommendation of the Human Resources and Compensation Committee of the Board of Directors (the “HRCC”), appoint or confirm the other senior executive officers of the Corporation;

▪

approve the corporate goals and objectives, and review the performance against these goals and objectives, for the CEO and the senior executive officers who report directly to the CEO, as recommended by the HRCC;

▪

approve the compensation of the CEO and the senior executive officers who report directly to the CEO, as recommended by HRCC (with respect to the compensation of the CEO, such compensation will be determined and approved by the independent directors of the Board of Directors only); and

▪	review the Corporation’s succession plan for key positions at least annually and receive reports from the HRCC on key succession issues from time to time.

Health, Safety, Social and Environment

▪	oversee the Corporation’s Global Quality Health, Safety and Environmental Management System;
▪	receive periodic reports from the Corporation’s Safety and Corporate Responsibility Council;
▪	oversee the Corporation’s approach, planning, performance and reporting on social responsibility and sustainability; and
▪	monitor regulatory regimes, trends and issues related to environmental and occupational health and safety matters and assess any related risks and external stakeholder issues;

Financial Reporting and Risk Management

▪

be responsible for the integrity of the Corporation’s internal controls and management information systems and receive regular reports from the Audit Committee. The Audit Committee is responsible for reviewing internal controls over accounting and financial reporting systems, receiving quarterly financial presentations from Management and meeting separately with, and receiving direct reports from, the internal and external auditors of the Corporation and reporting to the Board of Directors on such matters;

▪

approve the annual audited consolidated financial statements and the interim unaudited consolidated financial statements of the Corporation. The Board of Directors may at any time and from time to time delegate approval of interim unaudited consolidated financial statements to the Audit Committee;

▪

approve and recommend to the Shareholders of the Corporation (the “Shareholders”), the appointment/re-appointment of the external auditor, as recommended to the Board of Directors by the Audit Committee;

▪

ensure that Management identifies the principal risks of the Corporation’s business and ensure the implementation of systems to manage these risks. The Board of Directors shall consider such risks and discuss the management of such risks on a regular basis, with the assistance of Management, who report to the Board of Directors on the risks of the Corporation’s business, and through its committees who have specific oversight over areas of risk on behalf of the Board of Directors;

▪	receive reports from Management on quarterly environmental and occupational health and safety matters, significant litigation matters and compliance matters;

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▪	consider appropriate measures it may take if the performance of the Corporation falls short of its goals or as other circumstances warrant; and
▪

oversee the accurate reporting of the financial performance of the Corporation to the Shareholders and the investment community and ensure that the financial results of the Corporation are reported fairly and in accordance with applicable international financing reporting standards. The Board of Directors requires that the Corporation make accurate, timely and effective communication of all material information to Shareholders and the investment community.

Ethics, Disclosure and Corporate Conduct

▪

be responsible, to the extent feasible, for satisfying itself of the integrity of the CEO and the other senior executive officers appointed by the Board of Directors and ensuring that such individuals create a culture of integrity throughout the organization;

▪

ensure the Corporation meets its continuous disclosure and public reporting obligations. The Board of Directors currently delegates this ongoing reporting responsibility to Management and ensures an appropriate Disclosure Policy is in place. Issues arising from the Disclosure Policy are dealt with by a committee of senior executive officers of the Corporation consisting of the Chief Financial Officer and the General Counsel, and such others as may be determined by them from time to time;

▪	approve material disclosure including the Corporation’s Annual Information Form, Annual Report and annual Management Information Circular;
▪

be responsible for approving a Code of Business Conduct and Ethics (the “Code”) applicable to the Corporation’s directors, officers, employees, contractors and consultants, and approve any waivers from the Code by any officer or director of the Corporation; and

▪	through regular Management reports, monitor compliance with the Code and review a summary of complaints received by the Ethics Hotline.

Delegation

▪

establish the following permanent committees to assist it with the discharge of its duties: the Audit Committee, the Corporate Governance, Nominating and Risk Committee of the Board of Directors (the “CGNRC”) and the HRCC. The Board of Directors may also appoint ad hoc or special committees of the Board of Directors as it may determine from time to time. The Board of Directors will review and consider the reports and recommendations of its committees;

▪	retain its oversight function for all delegated responsibilities. As permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to Management;
▪	the Board of Directors is responsible for the appointment and removal of members and chairs of its committees;
▪

establish, through its CGNRC, the Corporation’s approach to corporate governance, including oversight of governance of the Corporation’s subsidiaries and affiliates, oversight of processes for general management of risk and reporting to the Board of Directors on all matters relating to the governance of the Corporation;

▪	review, by receiving the report of the CGNRC, the effectiveness of the Board of Directors, its committees and individual directors annually; and
▪	review on an annual basis and approve, upon recommendation by the CGNRC, any amendments to the Charters and chair position descriptions of each of its committees.

Board Process/Effectiveness

▪	review and approve, on recommendation from the CGNRC, the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director of the Corporation;
▪	approve policies designed to ensure that the Corporation operates at all times within applicable laws and regulations and to monitor compliance with all such policies; and
▪

adhere to all other Board of Directors responsibilities as set forth in the Corporation's by-laws, articles, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc.

Structure and Authority

 Composition

▪

The composition of the Board of Directors, including the qualifications of each director, will comply with all requirements of the Business Corporations Act (Alberta), the articles and by-laws of the Corporation, applicable securities legislation and the rules of any stock exchange upon which the securities of the Corporation are listed for trading;

▪

A majority of the Board of Directors will be comprised of directors who must be determined to be “independent” as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the securities of the Corporation are listed for trading; and

▪

The directors, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director will not be liable in carrying out his or her duties except in cases where the director fails to act honestly and in good faith with a view to the best interests of the Corporation or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

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Election, Appointment and Replacement

▪

The CGNRC will recommend to the Board of Directors candidates for nomination as directors. The Board of Directors approves the final choice of candidates to be submitted to Shareholders and voted upon in accordance with the Corporation’s majority voting policy on the election of directors.

▪

The Board of Directors will appoint the Chair of the Board from among the Corporation’s directors. The term of each director will expire at the close of the next Annual Meeting of Shareholders (“Annual Meeting of Shareholders”) or when a successor is duly elected or appointed.

▪

If it becomes necessary to appoint a new director to fill a vacancy on the Board of Directors or to complement the existing Board of Directors, the Board of Directors will, under the leadership of the CGNRC, consider a wide base of potential candidates and assess the qualifications of proposed new directors against a range of criteria, including background experience, professional skills, personal qualities, the potential for the candidate’s skills to augment the existing Board of Directors and the candidate’s availability to commit to the Board of Directors’ activities.

▪

The Board of Directors may, between Annual Meetings of Shareholders, appoint one or more additional directors for a term to expire at the close of the next Annual Meeting of Shareholders, provided that the number of additional directors so appointed will not exceed one-third of the number of directors who held office at the immediately preceding Annual Meeting of Shareholders.

▪

Directors must have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Directors are required to commit the requisite time for all of the Board of Directors’ business and activities and will demonstrate integrity, accountability and informed judgement.

 Meetings and Quorum

▪	A majority of Directors present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other shall constitute a quorum.
▪	The Board of Directors will not transact business at a meeting of the Board of Directors unless a quorum is present and at least one quarter of the directors present are Canadian residents.
▪

The Board of Directors meets at least quarterly and as many additional times as needed to carry out its duties effectively. At each regularly scheduled meeting, the Board of Directors meets in in-camera sessions, without Management present and as a group of only the independent directors. The Board of Directors also meets with any internal personnel or outside advisors as needed or appropriate to discharge its responsibilities, in open or closed sessions as appropriate.

▪

Each director is expected to attend all regularly scheduled meetings in person. To prepare for meetings, directors are expected to review the materials that are sent to them in advance of such meetings.

Review of Charters and Position Descriptions

▪

The Board of Directors shall review and assess the adequacy of all Board of Directors and committee charters and all CEO and chair position descriptions at least annually and consider and adopt changes as appropriate.

Engagement

▪

The Board of Directors has adopted a Shareholder Communication Policy to express its commitment to communicate openly with Shareholders and other interested parties. To communicate with the Board of Directors and with the independent members of the Board of Directors contact the Corporate Secretary at the offices of Precision Drilling Corporation, 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1, by telephone at 403.716.4500, facsimile at 403.264.0251 or email at CorporateSecretary@precisiondrilling.com.

▪

All communications received will be reviewed and delivered as requested, or if an individual member of the Board of Directors is not specified by the communication, to the appropriate member at the Corporate Secretary’s discretion. The process for communication with the Corporate Secretary is also posted on the Corporation’s website at www.precisiondrilling.com.

Approved effective July 31, 2020

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APPENDIX B – ABOUT DSU AWARDS

About DSUs

Form of award	Notional share-based awards (granted in accordance with the 2021 DSU plan, the 2012 DSU plan and our old DSU plan is potentially dilutive)
Who participates	Non-management directors
Purpose	Granted annually, as part of retainer, to promote greater alignment of interests between directors and shareholders, and to help directors meet our share ownership guidelines
Vesting

▪ Vest when granted

▪ Units earn dividend equivalents at the same rate as dividends paid on Precision shares (dividend equivalents are notionally reinvested as additional units). In February 2016, we suspended our dividend as a result of a restricted payments basket limitation in our note indentures

Payout	Settled in cash, in respect of DSUs outstanding under the 2012 DSU plan, cash or shares after the director retires or in the event of death
Assignment	Cannot be assigned

DSUs are allocated quarterly to a notional account for each director based on the amount of compensation he or she has chosen to receive in DSUs. The equity retainer is paid quarterly, using the weighted average closing price of Precision shares on the NYSE for the five trading days before the payment date (generally the last business day of each quarter) to calculate the number of DSUs. Each notional account is credited with additional DSUs as dividend equivalents for corresponding dividends paid on Precision shares. No dividends were paid in 2020.

DSUs vest immediately and can only be redeemed for cash or, in respect of DSUs outstanding under the 2012 DSU plan, cash or Precision shares (at our sole discretion, as long as there is a public market for Precision shares) when a director retires from the Board. We calculate the cash amount by multiplying the number of DSUs by the weighted average closing price of Precision shares on the NYSE for the five trading days prior to the payout date, and then deduct any withholding taxes. Shares are either purchased on the open market by an independent broker using cash that would otherwise have been paid to the director (after deducting any withholding taxes) or issued by us from treasury at a subscription price per share equal to the fair market value of Precision shares.

Directors can receive their payment any time up until December 15 of the year following their retirement, as long as, for DSUs outstanding under the 2012 DSU plan, the date does not fall within a blackout period. Payment can be a lump sum or in two payments. If a director has not specified a redemption date, their DSUs issued will be redeemed on one date, six months after their retirement date.

DSUs cannot be transferred or assigned to another person, other than certain rights that pass to a director’s beneficiary or estate upon death according to the terms of the plan.

If a director also becomes an employee of Precision or an affiliate, he or she can no longer participate in the DSU plan as of that date but can participate again when employment ends.

The CGNRC and the Board review the DSU plan periodically to ensure it remains competitive and continues to meet our business objectives.

Granting DSUs

The total number of Precision shares available for issue from treasury to directors under the 2012 DSU plan is limited to:

▪	a maximum of 50,000 shares from treasury, and the Board has the discretion to purchase shares on the open market or settle in cash for all 2012 DSUs
▪

not more than 10% of the total issued and outstanding Precision shares to insiders, in any single year, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury

▪

not more than 10% of the total issued and outstanding Precision shares issued to insiders, at any time, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury.

Directors received DSUs under the old plan until the end of 2011 and the plan remains in place until all outstanding DSUs under the old plan have been redeemed.

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Precision
DRILLING

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Phone: 403.716.4500
Email: info@precisiondrilling.com
www.precisiondrilling.com